MFS®/Sun Life Series Trust



SEMIANNUAL REPORT • June 30, 2000

Capital Appreciation Series
Emerging Growth Series
Global Growth Series
Managed Sectors Series
Massachusetts Investors Trust Series
Research Series
Total Return Series
Utilities Series

MFS Original Research®

Research has been central to investment management at MFS since 1932, when we created one of the first in-house research departments in the mutual fund industry. Original Research℠ at MFS is more than just crunching numbers and creating economic models: it's getting to know each security and each company personally.



Letter from the President

Dear Contract Owners,

I'm sure you've noticed that whenever financial markets suffer a large decline, as they did this past spring, there's a flurry of information on "how to deal with market volatility" — both in the popular press and from those of us in the investment business. Our own thinking on this is that, first, for long-term investors volatility is not necessarily something to be feared; occasional volatility may in fact be healthy for the markets.

Second, our experience has been that when markets begin to fall, it's often too late to act. The best response may be to do nothing — if you're properly prepared with a long-term plan, created with the help of your investment professional. To help you create or update that plan and take market volatility in stride, here are some points you may want to consider the next time you talk with your investment professional.

1. Volatility can be a good thing

We would argue that the markets today are much healthier than they were before the period of volatility this past spring, in the sense that stock prices have returned to more reasonable levels and we have a stronger base for future growth. Perhaps the worst of the market's wrath descended on companies with very high stock prices, relative to their earnings, or with business concepts that looked great in the euphoria of a booming market but in the end appeared to have no fundamental backing. It has always been our view that one of the best protections against market volatility is to invest in stocks and bonds of fundamentally good companies selling at reasonable prices. When discussing potential investments with your investment professional, you may want to ask how they fared in previous periods of volatility, as well as in the good times.

2. Invest for the long term

You've heard that before, but we think it's still probably the most important concept in investing. Time is one of an investor's greatest allies. Over nearly all long-term periods — 5, 10, 20 years, and more — stock and bond returns, as represented by most common indices, have been positive and have considerably outpaced inflation. Investing is the best way we know of to make your money work for you while you're doing something else.

Where investors can get into trouble is by confusing investing with trading. In our view, traders who buy securities with the intention of selling them at a profit in a matter of hours, days, or weeks are gambling. We believe this seldom turns out to be a good strategy for increasing your wealth.

3. Invest regularly

Waiting for the "right time" to invest is almost always a poor strategy, because only in retrospect do we know when that right time really was. Periods of volatility are probably the worst times to make an investment decision. Faced with turmoil in the markets, many investors have opted to simply stay on the sidelines.

On the other hand, we think one of the best techniques for investing is through automatic monthly or quarterly deductions from a checking or savings account. This approach has at least three major benefits. First, you can formulate a long-term plan — how much to invest, how often, and into which portfolios — in a calm, rational manner, working with your investment professional. Second, with this approach you invest regularly without agonizing over the decision each time you buy units. And, third, if you invest equal amounts of money at regular intervals, you'll be taking advantage of a strategy called *dollar-cost averaging*: by investing a fixed amount while the unit cost fluctuates, you end up with an average unit cost to you that is lower than the average unit price over your investment period.[1] If all this sounds familiar, it's probably because you're already taking advantage of dollar-cost averaging by investing regularly for retirement through a 401(k) or similar account at work.

4. Diversify

One of the dangers of not having an investment plan is that you may be tempted to simply chase performance, by moving money into whatever asset class appears to be outperforming at the moment — small, mid, or large cap; growth or value; United States or international; stocks or bonds. The problem with this approach is that by the time a particular area is generally recognized as "hot," you may have already missed some of the best performance.

International investing offers a case in point. In the 1980s, international investments, as represented by the Morgan Stanley Capital International (MSCI) Europe, Australia, Far East (EAFE) Index, outperformed U.S. investments, as represented by the Standard & Poor's 500 Composite Index (S&P 500), in 7 out of 10 years.[2] For the decade, the MSCI EAFE's average annual performance was 23%, compared to 18% for the S&P 500. Going into the 1990s, then, an investor looking only at recent performance might have favored international investments over U.S. investments.

But the 1990s turned out to be virtually a mirror image of the '80s. Domestic investments outperformed international investments in 7 out of 10 years, with the S&P 500 returning an average of 18% annually for the decade and the MSCI EAFE returning a 7% annual average. Looking ahead, however, we are optimistic about international markets because we feel that many of the same forces that propelled the current U.S. economic boom — deregulation, restructuring, and increased adoption of technology — have taken root overseas.

The lesson to be learned is that nobody really knows what asset class will be the next to outperform or how long that performance will be sustained. We would suggest that one way to potentially profit from swings in the market — to potentially be invested in various asset classes *before* the market shifts in their favor — is with a diversified portfolio covering several asset classes.

If you haven't already done so, we encourage you to discuss these thoughts with your investment professional and factor them into your long-range financial planning. Hopefully, the next time the markets appear to be going wild, you'll feel confident enough in your plan to view periods of volatility as a time of potential opportunity — or perhaps just a time to sit back and do nothing.

As always, we appreciate your confidence and welcome any questions or comments you may have.

Respectfully,



C. James Prieur
President of the MFS®/Sun Life Series Trust

July 17, 2000

[1] The use of a systematic investing program does not guarantee a profit or protect against a loss in declining markets. You should consider your financial ability to continue to invest through periods of low prices.

Letter from the President — continued

[2] Source: Lipper Inc. Decade performance: '80s — 12/31/79 – 12/31/89, '90s — 12/31/89 – 12/31/99. The MSCI EAFE Index is an unmanaged, market-capitalization-weighted total return index that measures the performance of the same developed-country global stock markets included in the MSCI World Index but excludes the United States, Canada, and the South African mining component. The S&P 500 is a popular, unmanaged index of common stock total return performance. It is not possible to invest directly in an index. **Past performance is no guarantee of future results.**

Investments in variable annuities will fluctuate and may be worth more or less upon redemption.

Variable annuities are designed for long-term retirement investing; please see your investment professional for more information.

The opinions expressed in this letter are those of C. James Prieur, and no forecasts can be guaranteed.

Management Review and Outlook

Capital Appreciation Series

For the six months ended June 30, 2000, the series provided a total return of 6.28%, which compares to a 2.98% return for the average large-cap growth portfolio tracked by Lipper Inc., an independent firm that reports performance. The series' return also compares to a – 0.42% return over the same period for the series' benchmark, the Standard & Poor's 500 Composite Index (the S&P 500). The S&P 500 is a popular, unmanaged index of common stock total return performance. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

During the period, technology continued to be our main focus. However, we significantly changed the make-up of our technology investments. We shifted out of some of the mainframe software companies that had populated the series at the beginning of 2000, such as BMC Software, Microsoft, and Compuware. We also cut back or eliminated some of our larger tech positions, including Oracle and Cisco Systems, because we felt their stock prices had reached or approached full value. Fortunately, a good deal of this selling, which significantly decreased our tech exposure, came before the market and the technology sector suffered from a serious correction in March and April. During the correction, we increased our positions in fiber-optic equipment firms Nortel Networks and Corning.

Much of our tech focus has been tied to the development of e-commerce, where a significant amount of corporate spending is turning. VeriSign, for example, acts as the custodian for online transactions, taking care of payments and validations. Nortel Networks and Corning are fiber-optic equipment firms benefiting from the explosive expansion of web communications, as more fiber capacity is needed to carry data. We also increased the series' holdings in two semiconductor manufacturers, Micron Technology and Intel because we anticipate a fairly significant upturn in personal computer (PC) sales during the second half of 2000 for two reasons. First, the holiday selling season typically is a good time of year for PC sales. Second, since we are now well beyond the Year 2000 phenomenon and the computer bug fears it spawned, we think corporate spending on computers will increase. We also anticipate continued growth in the server market, an area where Intel, in particular, has made significant inroads. With these trends in place, demand for all types of semiconductors, high-speed processors, and memory chips should outpace very tight supply to help these companies' prospects.

We also found opportunities in the utilities and communications sector. It's important to point out that our largest investments here were dedicated to companies involved with cellular communications. This segment performed much better than the sector as a whole, based on the dynamic growth of wireless voice and data communications. For example, you can now access the Internet with a cellular phone. Two of our top holdings in this area were service providers Sprint PCS and Vodafone AirTouch. We also invested in companies like Metromedia, which are developing local fiber networks in metropolitan areas.

We also added to our energy weighting, particularly in the oil services segment, including drillers like Transocean Offshore and Global Marine. In our view, these companies have hit the sweet spot of their business cycle. With oil prices up, more oil companies have sought to increase their drilling activity. A limited supply of drilling rigs means the prices for these companies' services have been driven higher.

Our financial services holdings were focused on brokerage stocks such as Merrill Lynch and Morgan Stanley Dean Witter. These companies have done well due to strong capital markets activity, and should be well positioned if interest rates start to trend downward. In the retail sector, we have found our best opportunities in supermarkets and drug stores, including Safeway, Wal-Mart, and CVS. At the same time, we have been looking to add to our health care investments in order to take advantage of the steady earnings growth that we believe pharmaceutical firms offer, and as a way to balance the series' large tech stake.

All in all, we've tended to concentrate the series more so than in the past. The market has been very choppy, with some sectors performing very well and others really struggling. Our research analysts have worked to identify global trends in industry and business, so that we can try to either capitalize on them or avoid them.

On the down side, the series' leisure investments lagged somewhat, including its cable and radio holdings. The feeling in this sector was that — with the Olympics and the U.S. presidential election coming up — conditions for these companies could not improve over where they are in 2000. Revenue growth for a lot of these companies hit record levels, and many investors apparently believed any economic slowdown would spell nothing but bad news. However, we've remained positive about these companies' long-term prospects. We felt their struggles were a result of purely emotional market plays, rather than any deterioration in their fundamentals. We believe, in the long run, that their continued strong fundamentals will help their stock prices rebound.

Emerging Growth Series

For the six months ended June 30, 2000, the series provided a total return of –1.66%, which compares to returns over the same period of 3.04% and –0.42%, respectively, for the series' benchmarks, the Russell 2000 Total Return Index (the Russell 2000) and the S&P 500. The Russell 2000 is an unmanaged index comprised of 2,000 of the smallest U.S.-domiciled company common stocks (on the basis of capitalization) that are traded in the United States on the New York Stock Exchange, the American Stock Exchange, and NASDAQ. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

A global correction in the high-growth segments of the market in which we invest began late in the first quarter of 2000. Fueled by investor concerns over further Federal Reserve Board (Fed)

Management Review and Outlook — continued

interest rate increases, this correction in the valuations of technology, media, telecommunications, and biotechnology stocks continued into the first two months of the second quarter.

In early June, we began to see some signs that the Fed's six interest rate increases since last summer may have begun to slow the economy. Some key economic indicators, including a modest rise in unemployment, a slowing in housing starts, and lower-than-expected wage gains, gave us hope that there will be fewer or no increases going forward. We also have seen more attractive valuations in the high-growth areas of the market, and we believe we may have seen the lows in the NASDAQ Composite Index (an unmanaged, market-weighted index of all over-the-counter common stocks traded on the National Association of Securities Dealers Automated Quotation System) following the correction earlier this year. While we anticipate further market volatility as investors adjust to the latest news on the economy and interest rates, we believe we may be entering a more favorable investment environment.

One of our key strategies during the period was to upgrade the portfolio by adding to our positions in those companies that we believe will emerge as the true long-term leaders in their industries, capable of generating the strongest relative earnings growth. In light of the rising interest rate environment we had earlier this year, we also reduced our positions in some of our highest valuation stocks that we felt had limited upside earnings potential, and added selectively to more defensive names such as generic drug companies and pharmaceutical companies and food and drug retailers.

We still expect to find our best investment ideas in technology, telecommunications, and health care. Particularly in an environment where interest rates stabilize or drop, these high-growth segments of the market could continue to deliver strong revenue and earnings growth.

We continue to focus on technology as our core sector because we believe tech companies offer the most attractive growth characteristics that we can identify across a range of industries. Although we have shifted our tech weightings from time to time, we are well positioned to take advantage of what we expect to be much narrower leadership than we've seen in the past. We expect to see certain core, high-quality tech companies emerge as leaders in their respective markets.

Among our tech holdings were several companies that enable e-commerce, both business to business and business to consumer. We believe the most successful will be those with the scale to meet the demands of corporations eagerly buying the latest business technologies in order to stay competitive. Our tech holdings include select Internet infrastructure and software companies such as VeriSign, in addition to semiconductor companies such as Micron Technology and Intel.

With respect to telecommunications, we have reduced our holdings in telecom service providers because of changes taking place in the industry. Most notably, the cost of doing business, particularly in terms of licensing and capital spending, is rising, thus making these companies less profitable in the long run. Our largest telecom holdings were in telecom equipment companies such as Nortel Networks, Corning, CIENA, and ADC Telecommunications.

In health care, we have targeted quality names such as the emerging pharmaceutical company, Sepracor, and companies that make equipment used in genetics research such as PE

Biosystems. Among the thousands of health care companies available, we're focusing on the biotechnology and emerging pharmaceutical companies with the best intellectual property and product pipelines, both of which should help them better meet shareholder expectations. Finally, we're somewhat cautious on retail because rising interest rates tend to dampen consumer confidence and slow the pace of consumer spending.

We are in a volatile period where we need to see how much further interest rates must rise in order to cool off the economy. We remain optimistic on the long-term outlook for growth stocks, and believe the market leadership will continue to be in technology, telecommunications, and select parts of health care. Within these sectors, we are working to build positions in companies that can become leaders in their industries and deliver growth over long periods of time, thus creating value for their shareholders.

Global Growth Series

For the six months ended June 30, 2000, the series provided a total return of –0.78%, which compares to a –1.19% return for the average global portfolio tracked by Lipper Inc. The series' return also compares to returns over the same period for the series' benchmarks: –0.42% for the S&P 500; 3.04% for the Russell 2000 Total Return Index; and –2.56% for the Morgan Stanley Capital International (MSCI) All Country World Index, an unmanaged index of developed-country and emerging market equities. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

The strong gains the series enjoyed during the first quarter of 2000 due to its relatively large stake in the three industry groups that dominated the global markets, namely technology, telecommunications, and media companies, were essentially erased during the April and May selloff. Amid concerns about valuations and interest rates, some of the series' largest technology holdings experienced choppy performance. The share price of Oracle, which makes the software that has become the foundation for many Web sites, e-commerce, and corporate networks, produced a modest gain. Cisco, the leading maker of the network devices that have become the backbone of the Internet, was essentially unchanged during the period.

While many of our tech holdings, especially semiconductor manufacturers and equipment companies, such as Altera, Applied Materials, Micron Technology, and Analog Devices, performed well during the period, fueled by the growing demand for all types of chips. Holdings such as Microsoft, BMC Software, and Softbank were disappointments. The double whammy of lackluster earnings and the Justice Department's call for a breakup of Microsoft led to a lower share price. BMC Software also performed poorly after reporting disappointing earnings results. Finally, the Japanese "incubator" Softbank suffered sizable losses because the company's stock price buckled when investors grew skittish about the valuations of dot.com-related stocks. Softbank is known as an incubator because it invests in or acquires growing Internet companies and then helps nurse them along.

We committed a substantial portion of the series' assets to foreign telecommunications companies because we believe many of them have transformed themselves from old-line, slow-growth utilities into fast-growing, dynamic companies — through their wireless, Internet service, and data transmission businesses. A good example is Canadian telecommunications equipment

Management Review and Outlook — continued

company Nortel Networks, which posted strong gains thanks to good growth in its fiber-optic business. In the Netherlands, KPN benefited from its big push into wireless communications with the acquisition of a German wireless operator, which transformed the companies into a pan-European provider in the process. Most of our emerging-market telecom companies also did well. China Telecom, for example, rose substantially in response to rapid subscriber growth. Some Brazilian companies — particularly Telesp — were winners as that country's economy rebounded and investors sought out emerging-market telecom companies that were cheaper alternatives to developed-market investments.

During the second quarter of 2000, we cut back the series' stake in tech companies a bit to lock in gains and to search for more attractive values elsewhere. We redeployed this money into a pretty eclectic group of stocks. We added U.S. retailers such as grocery store chain Safeway and drug store chain CVS, both of which enjoyed steady earnings growth. A few Japanese pharmaceutical companies, such as Chugai Pharmaceutical, also caught our attention because we felt they were trading at attractive levels compared to their U.S. counterparts. In general, this strategy aided the series' performance.

In Asia, we increasingly turned our focus toward non-bank financial services stocks. We believe the economic rebound in many Asian economies and the surge in equity trading volume have made securities firms particularly attractive. We've taken a similar approach in the United States, where we believe banks are beginning to feel the pressure of lower-cost Internet competitors. That helps to explain why we kept most of our financial services holdings in non-banks such as Merrill Lynch, whose asset management and capital markets businesses continued to do well.

Looking forward, we're encouraged by the fact that corporate earnings were quite strong during the past six months. That said, we wouldn't be surprised if the U.S. market remained volatile as investors try to decipher potentially contradictory evidence about the direction of the economy and interest rates. We're also expecting earnings gains in Europe, where we believe a number of trends seem to be setting up a favorable backdrop. Corporations just recently have begun to enjoy the benefits of restructuring and consolidation. Furthermore, we feel Europe appears to be on the verge of a meaningful and sustainable rebound. In some ways, the present situation in Europe reminds us of the situation in the United States in the early 1990s. Back then, we believed that cost cutting combined with an improving economy helped set the stage for better earnings growth. We think that a similar set of circumstances could take hold in Europe and buoy stocks there over the next several years. We're not as confident about the Japanese economy, which continues to teeter on the verge of a recession. So we plan to be very selective in Japan by using our MFS Original Research® to seek companies that we feel can grow earnings by differentiating themselves from their competitors. Recovering emerging market economies, we believe, may also yield some attractive opportunities. But, as always, emerging markets carry unique risks, so we're likely to limit our holdings in them.

We're likely to continue our emphasis on technology, tele-communications, and media stocks as long as we feel that their fundamental growth rates remain strong and that demand for the companies' goods and services stays firm. Many companies in those sectors continue to surprise on the upside by growing at much faster-than-expected rates. Wireless subscription growth rates across the globe have accelerated much more quickly

than originally forecast, while the growth in data transmission is expanding far faster and to a much greater magnitude than originally thought. Admittedly, the high valuations for some of these stocks are unprecedented. Our approach is to be very selective by choosing companies that we believe have meaningful franchises and legitimate business models that can be sustained over the long term.

Managed Sectors Series

For the six months ended June 30, 2000, the series provided a total return of –7.05%, which compares to returns over the same period of –0.42% and –1.54%, respectively, for the series' benchmarks, the S&P 500 and the Lipper Capital Appreciation Portfolio Index (the Lipper Index). The Lipper Index is an unmanaged, net asset value-weighted measure of the largest qualifying portfolios with capital appreciation as their investment objective. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

A global correction in the high-growth segments of the market in which we invest hampered our short-term performance earlier this year. Fueled by investor concerns over further Federal Reserve Board (Fed) interest rate increases, the correction in the valuations of technology, media, telecommunications, and biotechnology stocks began in the second week of March and continued through the first two months of the second quarter.

Recently, we have seen some signs that the Fed's six interest rate increases since last summer may have begun to slow the economy. Some key economic indicators in early June, including a modest rise in unemployment, a slowing in housing starts, and lower-than-expected wage gains, gave us hope that there will be fewer or no increases going forward. We also have seen more attractive valuations in the high growth areas of the market and we believe we may have seen the lows in the NASDAQ Composite Index following the correction earlier this year. While we could certainly see further market volatility as investors adjust to the latest news on the economy and interest rates, we believe we may be entering a more favorable investment environment.

During the six-month period, we upgraded the portfolio by adding to our positions in those companies that we believe will emerge as the true long-term leaders in their industries, capable of generating the strongest relative earnings growth. At the same time, in light of the rising interest rate environment we had earlier this year, we reduced our positions in some of our highest valuation stocks that we felt had limited upside earnings potential and added selectively to more defensive holdings such as generic drug and pharmaceutical companies, as well as food and drug retailers.

Our best investment ideas have continued to be in technology, telecommunications, and health care. We believe that these high-growth segments of the market could continue to deliver superior revenue and earnings growth, particularly in a low or stabilizing interest rate environment.

Technology continues to be our core sector because we believe these companies offer the most attractive growth characteristics that we can identify across a range of industries. Although we have shifted our tech weighting from time to time, we are well positioned to take advantage of what we expect to be much narrower leadership than we've seen in the past. We think that certain core, high-quality tech companies will become dominant in their respective markets. Among them, those leaders first to market with new products and services are the companies we want to own.

Management Review and Outlook — continued

Many of our technology holdings are companies that enable e-commerce, both business to business and business to consumer. We believe the most successful among them will be the companies with the scale to meet the demands of corporations eagerly buying the latest business technologies in order to stay competitive. Our tech holdings also include select Internet infrastructure and software companies such as VeriSign and Check Point, in addition to semiconductor companies such as Micron Technology and Intel.

In utilities and communications, we owned a number of emerging telecom service providers last year. We reduced our holdings this year due to changes taking place in the industry. Most notably, the cost of doing business, particularly in terms of licensing and capital spending, is expected to go higher and make these companies less profitable. Our largest telecom holdings were in telecom equipment companies such as Nortel Networks, ADC Telecommunications, CIENA, and Corning.

With respect to health care, we have targeted quality names like the emerging pharmaceutical company, Sepracor, and companies that make equipment used in genetics research, like PE Biosystems. Among the thousands of health care companies available, we're focusing on the biotechnology and emerging pharmaceutical companies with the best intellectual property and product pipelines, both of which should help them better meet shareholder expectations.

Based on the positive outlook for oil and gas prices, we have added to our holdings in the energy services area. We will, however, watch the supply and demand of oil, given that the price of this commodity drives the prices of these energy stocks. Finally, we're somewhat cautious on retail because rising interest rates tend to dampen consumer confidence and slow the pace of consumer spending.

We are in a volatile period where we need to see how much further interest rates must rise in order to cool off the economy. Although we expect to see some interim volatility, for the long term, we are optimistic on growth stocks, especially in technology, telecommunications, and health care. Within these sectors, we are working to build positions in companies that can become leaders in their industries and deliver growth over long periods of time, thus creating value for their shareholders.

Massachusetts Investors Trust Series

For the six months ended June 30, 2000, the series provided a total return of 0.72%, which compares to a –1.64% return for the average large-cap value portfolio tracked by Lipper Inc. The series' return also compares to a –0.42% return over the same period for the series' benchmark, the S&P 500. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

During a difficult period for stocks, the series managed to outperform the S&P 500 primarily because we kept a close eye on valuations in the portfolio. As a result, we were underweighted in technology stocks relative to the S&P 500, which has been a big advantage in this volatile environment. At the same time, we're not simply value investors; we also try to seek out growth at the right price. Our broad stock selection expresses this philosophy and proved to be a significant contributor to performance. Our well-diversified portfolio of holdings, such as Hartford Financial Services, State Street Corp. Pharmacia, Pfizer, Safeway, and BP Amoco, are all great examples of stocks that we believe offer favorable growth opportunities at reasonable valuations and that have provided strong performance.

Early in the year, we were buying pharmaceutical stocks when most investors shunned that sector. There were several reasons why we were bullish on these stocks. First, we believe many of the issues surrounding the industry's decline in 1999 have subsided, including the threat of onerous government pricing regulation and Medicare reform. Second, many drug stocks maintained strong growth rates in 1999 and 2000, but were hurt last year by somewhat exaggerated concerns about fading product pipelines. Today, we see plenty of new products in the pipeline, and with quicker FDA approval rates, there is always the possibility that a new blockbuster drug could be right around the corner. Finally, health care and pharmaceutical stocks historically have held up well in a weakening economy. If the Federal Reserve Board's rate hikes succeed in slowing the economy, we believe traditionally stable, steady growers such as health care stocks could outperform the overall market.

We think there are a lot of opportunities and the potential for large profits in the technology sector. Some of the fastest-growing and innovative companies in the world are the ones that create new technologies. However, we recently decreased the portfolio's exposure to this sector because we could not ignore their valuations. If stock prices get too far ahead, which we felt they did in the first quarter of 2000, the stocks may tread water until the companies' growth rates can catch up. We think very few industries can grow 30% per year over the long term, but last year many technology stocks were up well over 100%, and we felt that was just too far too fast. However, while the portfolio has remained underweighted in tech versus the S&P 500, it was still the largest sector weighting in the portfolio because we continued to see great opportunities for long-term growth.

While the holdings and sector weightings of the portfolio will constantly shift depending on where we find opportunities, we think it's important to emphasize that our overall strategy remains the same. We continue to try to balance the portfolio by taking advantage of what we think are the best growth and value stocks to own at the right time. When growth stocks are in favor, our goal is to keep pace with the market, and in a value environment, our goal is to outperform.

Despite the recent selloff, some investors feel the market is still expensive. From our standpoint, however, no matter what direction the market is headed, it usually provides opportunities for investors who do their homework. While there are pockets of the market that still appear pricey, we see strong potential for the market to head higher given what we view as an environment of healthy economic growth, reasonable interest rates, and a favorable outlook for corporate earnings growth. We also have found that it's very difficult to predict what the market will do in the short term. As a result, we continue to focus on finding companies that we believe offer the best fundamental business prospects and the potential for superior long-term performance.

Research Series

For the six months ended June 30, 2000, the series provided a total return of 6.57%, which compares to a –0.42% return for its benchmark, the S&P 500. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

As we've seen during the past six months, investment trends and styles go in and out of favor with investors. Consequently, we don't spend too much time trying to determine when value or growth, small-cap or large-cap stocks will move in and out of the spotlight. Instead, we focus on finding dominant business

Management Review and Outlook — continued

franchises with outstanding managements driving accelerating earnings growth. It's a bottom-up approach that's based on intensive hands-on research and the best ideas of our analysts. This approach has led us to some very rewarding growth opportunities, and the series has held on to its favorable returns during the six-month period despite the weakness we've seen in the market.

Beyond performance, however, we believe there are other factors that distinguish this portfolio from its competitors. First and foremost, we believe the depth and the talent of our equity analysts are big advantages. We have more than 35 equity research analysts at MFS, all contributing their best ideas to the portfolio. As a result, there is a great deal of information sharing, starting with our in-depth balance sheet and earnings analysis. At the same time, we all spend a great deal of time on the road meeting with company managements, as well as with employees, competitors, and suppliers. We also have a lot of flexibility with the portfolio. We can look at any market capitalization, location, or industry. Overall, we lean toward the more dynamic areas of the economy by focusing on companies that we believe are at the forefront of innovation and are benefiting from their competitive advantages.

We're finding opportunities in a wide range of areas, but some industries that have recently performed well for the portfolio are energy, insurance, and pharmaceuticals. In the energy sector, exploration and production companies, such as Global Marine and Transocean, have rallied significantly due to the rebound in oil and natural gas prices. Higher prices have spurred demand for drilling services, thus resulting in strong revenue and earnings growth at many energy services companies. Despite a fairly long stretch of weak performance from insurance stocks, such as Hartford Financial, we held on to these companies because we believed in their long-term prospects and the possibility of consolidation in the industry. Recently, we've seen an increase in merger and acquisition activity in this group that has boosted the performance of these holdings. In the first quarter of 2000, we took advantage of weakness in pharmaceutical stocks to increase our holdings in what we believe are top-notch companies with strong track records, such as Pfizer, Pharmacia, American Home Products, and Bristol-Myers Squibb. Some of these stocks have come back strongly in the second quarter, and we believe they still offer attractive growth prospects.

We've also increased the portfolio's exposure to wireless communications stocks because we see tremendous growth opportunities for these companies. A few years ago, roughly 3% of worldwide communications were handled over wireless networks. Now we have found that percentage has grown to double digits, and we believe similar growth lies ahead. We expect revenue growth for many wireless companies to rise 25% to 50% per year, and international revenues could be even higher. Given our outlook for dramatic growth in this industry, we like the risk/reward profile of these stocks.

Despite what we think may be a somewhat less robust environment for consumer spending, we also like companies such as CVS and Safeway because they're noncyclical. People have to buy prescriptions, household products, and groceries, regardless of the economic environment. We also happen to think these are two of the best-run companies in their respective industries. Additionally, we've increased our positions in Intel and EMC Corp. because we see demand for their products and

services accelerating, their fundamental business prospects are strong, and we ultimately believe they can maintain their leadership positions in their respective markets.

Total Return Series

For the six months ended June 30, 2000, the series provided a total return of 2.83%, which compares to a return of 1.34% for the average balanced portfolio tracked by Lipper Inc. The series' return also compares to a 4.18% return over the same period for the series' benchmark, the Lehman Brothers Government/Corporate Bond Index (the Lehman Index), an unmanaged, market-value-weighted index of all debt obligations of the U.S. Treasury and U.S. government agencies (excluding mortgage-backed securities) and investment-grade U.S. corporate debt. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

In our opinion, what makes this portfolio different from other balanced portfolios is the fact that we remain committed to our disciplined approach to asset allocation — unlike managers of many balanced portfolios who often take on additional risks by increasing their exposure to aggressive growth stocks. We maintain a roughly 60% equity and 40% fixed-income and cash investment mix because we believe this is what investors expect from a balanced portfolio. We believe this strategy provides the right balance of growth and income potential.

Due to a steady rise in interest rates during the past year, it has been a difficult environment for bonds. However, the portfolio's bond holdings posted positive returns during the past six months and generally added stability to the portfolio in a period marked by highly volatile equity markets. At the same time, our equity stake was bolstered by our focus on value stocks, and strong security selection in energy and insurance stocks that contributed positively to the portfolio's total return.

Among energy stocks, oil services as well as exploration and production companies provided an impressive boost to performance. These stocks — typically very sensitive to oil and natural gas price changes — benefited immensely from rising prices. We've anticipated this favorable business environment for some time now and it has worked very well in recent months. In the insurance sector, a few of the portfolio's holdings produced strong performance. The Dutch financial services company ING Groep agreed to buy ReliaStar Financial Corp., which caused our position in ReliaStar to nearly double. This news sparked a rally in the insurance industry, as investors began to recognize the strong fundamental business outlooks and the potential for further consolidation among insurance companies.

We also took advantage of some weakness in pharmaceutical stock prices in the early part of the year to increase our positions in high-quality companies with strong long-term track records. Stocks such as Pharmacia and Abbott Laboratories, came back strong in the second quarter, and we think they still offer attractive growth opportunities at compelling valuations.

While value stocks have rallied recently, it's difficult to predict whether this trend will continue. But our feeling is that there is still plenty of upside for more reasonably priced stocks with good fundamental growth prospects, especially if interest rates and the economic backdrop remain uncertain. We think more defensive stocks in noncyclical sectors of the economy, such as consumer nondurables and health care stocks, have the potential to outperform aggressive growth stocks in this environment.

Management Review and Outlook — continued

As corporate bonds and mortgage-backed securities recovered in the first quarter of 2000, we decided to secure some profits and decrease our positions in these sectors. At the same time, we shifted some assets into U.S. Treasuries as the outlook for government securities appeared to brighten. We felt this strategy worked well, especially following the government's announced plans to buy back nearly $30 billion of longer-maturity Treasuries during the year. (Principal value and interest on Treasury securities are guaranteed by the U.S. government if held to maturity.) With corporate bonds, we also found ourselves in the right areas of the market. Our positioning in various telecommunications and media issues proved particularly beneficial.

Looking forward, while certain pockets of the market remain overvalued in our view, we are still finding some quality companies at what we think are attractive prices. In addition, we feel there is potential for strong corporate earnings across a wide range of industries. However, we intend to proceed with some caution given the Federal Reserve Board's determination to slow down the economy. In light of the current economic uncertainty, the market is beginning to behave as we would expect — defensive, value-oriented stocks have been rebounding, while growth stocks have suffered. Whether this current trend will persist is difficult to determine. As a result, we believe it makes sense for investors to maintain a well-diversified portfolio.

Utilities Series

For the six months ended June 30, 2000, the series provided a total return of 3.97%, which compares to a 1.60% return during this period for the average utility portfolio tracked by Lipper Inc. The series' return also compares to a 15.33% return over the same period for the series' benchmark, the Standard & Poor's Utility Index (the Utility Index), an unmanaged, market-capitalization-weighted, total return index of all utility stocks in the S&P 500. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

The market has been extremely volatile over the past six months. In the first quarter of 2000, stocks continued their incredible run, with the biggest gains coming from technology and other high-growth sectors. But almost as soon as the new year started, investors grew unsettled. We felt that part of the problem was renewed concerns about rising interest rates. Also, technology stocks had reached such high levels that we believe many investors were getting nervous that they wouldn't be able to meet their earnings forecasts. Finally, in April and May, growth stock prices declined.

However, utility stocks moved in the opposite direction of the market leaders. During the first quarter of this year, utility stocks did poorly because their earnings looked weak compared to the strength in high-growth tech names. But as the market grew increasingly bumpy, utilities started looking more attractive. Toward the end of the period, investors were moving into electric utility stocks for defensive reasons, and their stock prices moved up nicely.

Our strategy is always to own the names we have confidence in — usually companies with good earnings growth prospects whose stock prices look reasonable. A few years ago when we had the meltdown in Asian financial markets, investors flew into electrics, again for defensive reasons. But they flew out just as quickly. That was a good lesson. Sure, it would have been nice

to have a higher stake in these utilities when they started moving up. But we just don't have a lot of confidence right now that the management teams at many of these companies have the experience to run their businesses effectively in a deregulated environment. We focused exclusively on companies like Pinnacle West Capital that we think do seem to have the right skills. This is an Arizona-based company focused on its nonregulated generation business that's not only well managed but is operating in a territory with strong growth potential. We believe that combination may give the company double-digit earnings growth down the road.

AES and Calpine, two independent power producers, posted exceptionally strong gains. AES has more of an international focus, whereas Calpine has most of its power plants here in the United States. But the story is much the same. Both are capitalizing on two trends in generation — privatization and deregulation. To be successful, we believe these companies have to run their plants efficiently and understand the markets in which they operate.

Natural gas stocks also have been been strong performers and, fortunately, a sizable focus for the series. We had built our stake in this area for a couple of reasons. First, we recognized the overall strength in natural gas demand. Our research shows that today only about 15% of existing electricity generation is natural gas based, but 95% of the new plants being built are natural gas ones. We believe the underlying demand for natural gas is going to go up. Second, many of the natural gas pipeline companies trade in natural gas and electricity. Basically, we feel they try to take advantage of price volatility by buying excess capacity at low prices and then reselling it at higher prices to companies that are running short. Finally, many natural gas pipeline companies, including Dynegy and El Paso, have been getting into the deregulated power generation business. We think they have the necessary risk management tools from their trading experience, as well as an understanding of power generation, to be very successful.

Williams, another natural gas pipeline stock and one of our largest investments, was flat for the period. It spun off 15% of its telecommunications subsidiary about a year ago. Unfortunately, the parent company's stock has moved more in line with communications stocks than with energy stocks, and telecommunications has done really badly this spring. The wireless companies and the new competitive local exchange carriers got killed during the downturn of growth investing. The story isn't much better with the service providers — stocks such as GTE and SBC Communications sunk as investors worried about whether they could keep up in the rapidly changing telecommunications market. We held on because we believe these companies will prove they can compete.

Consolidation also has helped the portfolio. We owned El Paso and Coastal, energy-related companies that announced a merger in February. Both stocks took pretty hard hits over concerns that the deal just didn't make sense. We knew the companies well and thought the merger was a good move, especially given the fact that the combined entity would create the biggest natural gas pipeline company in the United States. We used the downturn as an opportunity to add to our position and have since seen both stocks rebound nicely. We also benefited from selling our stake in Mannesmann, a German wireless and wireline company, following its announced buyout by Vodafone AirTouch, a British-based mobile telecommunications provider.

Management Review and Outlook — continued

As long as the stock market remains volatile, we think utility stocks may provide a safer haven for investors and, therefore, we believe they should do well. We feel that natural gas stocks seem to have the strongest prospects and electrics the weakest. But it is important to remember that since we buy individual stocks, not whole sectors, that's largely irrelevant to our investment strategy. We'll remain focused on utility companies that we believe can sustain or improve earnings growth.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

It is not possible to invest directly in an index.

The portfolios are actively managed, and current holdings may be different.

Performance Summary

Because MFS®/Sun Life Series Trust is designed for investors with long-term goals, we have provided cumulative results as well as the average annual total returns for the applicable time periods. (See Notes to Performance Summary.)

Total Rates of Return through June 30, 2000

Capital Appreciation Series

	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	+6.28%	+30.16%	+93.78%	+204.82%	+458.73%
Average Annual Total Return	—	+30.16%	+24.67%	+24.97%	+18.77%

Emerging Growth Series[1]

	6 Months	1 Year	3 Years	5 Years	Life*
Cumulative Total Return	−1.66%	+54.37%	+155.45%	+300.02%	+319.22%
Average Annual Total Return	—	+54.37%	+36.70%	31.95%	+31.99%

* For the period from the commencement of the series' investment operations, May 1, 1995, through June 30, 2000.

Global Growth Series[2]

	6 Months	1 Year	3 Years	5 Years	Life*
Cumulative Total Return	−0.78%	+46.50%	+92.29%	+173.35%	+214.86%
Average Annual Total Return	—	+46.50%	+24.35%	+22.28%	+18.92%

* For the period from the commencement of the series' investment operations, November 16, 1993, through June 30, 2000.

Managed Sectors Series[3]

	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	−7.05%	+48.82%	+114.16%	+209.83%	+485.43%
Average Annual Total Return	—	+48.82%	+28.90%	+25.38%	+19.33%

Massachusetts Investors Trust Series

	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	+0.72%	+1.90%	+48.28%	+157.47%	+334.35%
Average Annual Total Return	—	+1.90%	+14.03%	+20.82%	+15.82%

Research Series

	6 Months	1 Year	3 Years	5 Years	Life*
Cumulative Total Return	+6.57%	+21.33%	+74.30%	+188.37%	+232.31%
Average Annual Total Return	—	+21.33%	+20.35%	+23.59%	+23.71%

* For the period from the commencement of the series' investment operations, November 7 1994, through June 30, 2000.

Total Return Series

	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	+2.83%	+0.74%	+28.50%	+82.27%	+204.65%
Average Annual Total Return	—	+0.74%	+8.72%	+12.76%	+11.78%

Utilities Series[3]

	6 Months	1 Year	3 Years	5 Years	Life*
Cumulative Total Return	+3.97%	+24.12%	+89.30%	+201.89%	+223.13%
Average Annual Total Return	—	+24.12%	+23.70%	+24.73%	+19.39%

* For the period from the commencement of the series' investment operations, November 16, 1993, through June 30, 2000.

Notes to Performance Summary

Performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of dividends and capital gains. **Investment return and principal value will fluctuate, and units, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.**

Returns shown do not reflect the deduction of the mortality and expense risk charges and administration fees. Please refer to the annuity product's annual report for performance that reflects the deduction of the fees and charges imposed by insurance company separate accounts.

[1] Investing in small or emerging growth companies involves greater risk than is customarily associated with more-established companies. These risks may increase unit price volatility. Please see the prospectus for details.

[2] Investments in foreign and emerging market securities may provide superior returns but also involve greater risk than U.S. investments. Investments in foreign and emerging market securities may be favorably or unfavorably affected by changes in interest rates and currency exchange rates, market conditions, and the economic and political conditions of the countries where investments are made. These risks may increase unit price volatility. Please see the prospectus for details.

[3] The series may focus its investments in certain sectors, thereby increasing its vulnerability to any single economic, political, or regulatory development. See the prospectus for details.

Portfolio of Investments (Unaudited) — June 30, 2000

Capital Appreciation Series

Stocks — 96.9%

Issuer	Shares	Value
U.S. Stocks — 84.0%		
Aerospace — 1.3%		
Boeing Co.	663,200	$ 27,730,050
Automotive — 0.6%		
Harley-Davidson, Inc.	350,200	$ 13,482,700
Banks and Credit Companies — 0.2%		
Wells Fargo Co.	137,300	$ 5,320,375
Biotechnology — 1.3%		
Pharmacia Corp.	318,314	$ 16,452,855
Waters Corp.*	100,200	12,506,212
		$ 28,959,067
Business Machines — 0.7%		
Seagate Technology, Inc.*	91,800	$ 5,049,000
Sun Microsystems, Inc.*	108,200	9,839,438
		$ 14,888,438
Business Services — 1.5%		
Bea Systems, Inc.*	114,200	$ 5,645,763
Computer Sciences Corp.*	247,400	18,477,687
Nextel Partners, Inc.	94,030	3,061,852
Thermo Electron Corp.*	268,800	5,661,600
		$ 32,846,902
Cellular Telephones — 1.8%		
Sprint Corp. (PCS Group)*	643,500	$ 38,288,250
Computer Software — Personal Computers — 2.1%		
Mercury Interactive Corp.*	56,300	$ 5,447,025
Microsoft Corp.*	503,000	40,240,000
		$ 45,687,025
Computer Software — Services — 1.6%		
EMC Corp.*	341,200	$ 26,251,075
Informatica Corp.*	3,000	245,813
TIBCO Software, Inc.*	72,100	7,731,598
		$ 34,228,486
Computer Software — Systems — 8.2%		
Agile Software Corp.*	10,400	$ 735,150
Ariba, Inc.*	41,700	4,088,555
BMC Software, Inc.*	338,200	12,339,016
Cadence Design Systems, Inc.* . . .	645,000	13,141,875
Compuware Corp.*	530,500	5,503,937
Comverse Technology, Inc.*	119,100	11,076,300
Digex, Inc.*	111,100	7,547,856
E.piphany, Inc.*	66,300	7,106,531
Foundry Networks, Inc.*	4,550	500,500
I2 Technologies, Inc.*	45,100	4,702,380
MMC Networks, Inc.*	37,670	2,012,991
Oracle Corp.*	838,650	70,499,016
Rational Software Corp.*	79,700	7,407,119
Siebel Systems, Inc.*	40,200	6,575,212
StorageNetworks, Inc.*	2,710	244,577
VERITAS Software Corp.*	183,475	20,735,542
Vitria Technology, Inc.*	61,550	3,762,244
		$ 177,978,801
Conglomerates — 1.4%		
Tyco International Ltd.	668,108	$ 31,651,616
Consumer Goods and Services — 0.6%		
Colgate-Palmolive Co.	230,400	$ 13,795,200
Drugs & Health Care — 0.1%		
Celera Genomics Co.*	30,400	$ 2,842,400
Electrical Equipment		
Capstone Turbine Corp.*	1,170	$ 52,723

Issuer	Shares	Value
U.S. Stocks — continued		
Electronics — 14.8%		
Altera Corp.*	134,600	$ 13,720,787
Analog Devices, Inc.*	318,124	24,177,424
DuPont Photomasks, Inc.*	70,600	4,836,100
Fairchild Semiconductor International Co.*	74,000	2,997,000
Flextronics International Ltd.*	309,500	21,258,781
Helix Technology Corp.*	90,500	3,529,500
Intel Corp.	336,400	44,972,475
KLA-Tencor Corp.*	74,000	4,333,625
Lam Research Corp.*	256,700	9,626,250
LSI Logic Corp.*	188,300	10,191,737
Micron Technology, Inc.*	1,092,700	96,225,894
Novellus Systems, Inc.*	274,400	15,520,750
Photronics, Inc.*	126,700	3,595,113
Sanmina Corp.*	113,600	9,712,800
SCI Systems, Inc.*	25,800	1,011,038
Solectron Corp.*	142,600	5,971,375
Tektronix, Inc.	222,500	16,465,000
Teradyne, Inc.*	107,800	7,923,300
Varian Semiconductor Equipment Associates, Inc.*	208,000	13,065,000
Veeco Instruments, Inc.*	177,270	12,985,027
		$ 322,118,976
Entertainment — 4.4%		
Clear Channel Communications, Inc.*	403,585	$ 30,268,875
Infinity Broadcasting Corp., "A"* . . .	883,300	32,185,244
Time Warner, Inc.	235,000	17,860,000
Viacom, Inc., "B"*	228,392	15,573,479
		$ 95,887,598
Financial Institutions — 3.8%		
Associates First Capital Corp., "A" .	237,100	$ 5,290,294
Citigroup, Inc.	380,500	22,925,125
Donaldson, Lufkin & Jenrette, Inc. .	118,300	5,020,356
Federal National Mortgage Assn. . .	162,400	8,475,250
Financial Federal Corp.*	260,100	4,519,238
Goldman Sachs Group, Inc.	59,300	5,626,087
Merrill Lynch & Co., Inc.	133,400	15,341,000
Morgan Stanley Dean Witter & Co. .	200,700	16,708,275
		$ 83,905,625
Insurance — 2.7%		
American International Group, Inc. .	119,400	$ 14,029,500
Gallagher (Arthur J.) & Co.	235,500	9,891,000
Hartford Financial Services Group, Inc.	375,900	21,026,906
Marsh & McLennan Cos., Inc.	142,447	14,876,809
		$ 59,824,215
Internet — 3.1%		
Allaire Corp.*	35,400	$ 1,300,950
Interwoven, Inc.*	13,400	1,473,791
Selectica, Inc.*	29,930	2,096,971
VeriSign, Inc.*	349,377	61,665,040
		$ 66,536,752
Machinery — 0.6%		
Deere & Co., Inc.	329,800	$ 12,202,600
Medical and Health Products — 2.5%		
American Home Products Corp. . . .	247,300	$ 14,528,875
Bristol-Myers Squibb Co.	340,500	19,834,125
Pfizer, Inc.	423,775	20,341,200
		$ 54,704,200

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Medical and Health Technology and Services — 0.9%		
Health Management Associates, Inc., "A"*	783,225	$ 10,230,877
PE Corp.-PE Biosystems Group	154,200	10,157,925
		$ 20,388,802
Oil Services — 3.5%		
Baker Hughes, Inc.	462,700	$ 14,806,400
Cooper Cameron Corp.*	132,000	8,712,000
Global Marine, Inc.*	750,400	21,151,900
Halliburton Co.	343,500	16,208,906
Noble Drilling Corp.*	240,900	9,922,069
Weatherford International, Inc.*	119,700	4,765,556
		$ 75,566,831
Oils — 2.2%		
Conoco, Inc., "A"	563,800	$ 12,403,600
EOG Resources, Inc.	160,400	5,373,400
Santa Fe International Corp.	221,300	7,731,669
Transocean Sedco Forex, Inc.	435,700	23,282,718
		$ 48,791,387
Pharmaceuticals — 0.1%		
Sepracor, Inc.*	25,100	$ 3,027,688
Restaurants and Lodging — 0.3%		
Cendant Corp.*	455,441	$ 6,376,174
Retail — 4.2%		
Best Buy Co., Inc.*	79,600	$ 5,034,700
CVS Corp.	750,800	30,032,000
Home Depot, Inc.	91,200	4,554,300
Office Depot, Inc.*	479,450	2,996,563
RadioShack Corp.	390,500	18,499,937
Wal-Mart Stores, Inc.	512,500	29,532,812
		$ 90,650,312
Supermarkets — 1.3%		
Safeway, Inc.*	634,500	$ 28,631,813
Telecommunications — 15.3%		
Allegiance Telecom, Inc.*	143,450	$ 9,180,800
Amdocs Ltd.*	77,900	5,978,825
American Tower Corp., "A"*	224,800	9,371,350
AT&T Corp. "A"*	735,200	17,828,600
Cabletron Systems, Inc.*	567,000	14,316,750
Cisco Systems, Inc.*	1,092,400	69,435,675
Copper Mountain Networks, Inc.*	40,100	3,533,813
Corning, Inc.	246,900	66,632,137
Cox Communications, Inc.*	415,100	18,912,994
EchoStar Communications Corp.*	75,600	2,503,069
Emulex Corp.*	51,700	3,396,044
Exfo Electro — Optical Engineering, Inc.*	8,520	373,815
Metromedia Fiber Network, Inc., "A"*	699,680	27,768,550
MGC Communications, Inc.*	91,100	5,460,306
NEXTEL Communications, Inc.*	262,500	16,061,719
Nextlink Communications, Inc., "A"*	222,600	8,444,887
NTL, Inc.*	155,375	9,303,078
Qwest Communications International, Inc.*	128,610	6,390,309
Spectrasite Holdings, Inc.*	172,300	4,889,012
Stratos Lightwave, Inc.*	1,140	31,778
Time Warner Telecom, Inc.*	194,900	12,546,687
UnitedGlobalCom, Inc.*	206,500	9,653,875
Williams Communications Group, Inc.*	166,400	5,522,400
Winstar Communications, Inc.*	150,450	5,096,494
		$ 332,632,967

Issuer	Shares	Value
U.S. Stocks — continued		
Telecommunications and Cable — 1.3%		
Comcast Corp., "A"*	675,500	$ 27,357,750
Utilities — Electric — 1.6%		
AES Corp.*	762,200	$ 34,775,375
Total U.S. Stocks		$1,831,131,098
Foreign Stocks — 12.9%		
Bermuda — 1.3%		
FLAG Telecom Holdings Ltd. (Telecommunications)*	421,920	$ 6,276,060
Global Crossing Ltd. (Telecommunications)*	840,700	22,120,919
		$ 28,396,979
Canada — 2.8%		
Nortel Networks Corp. (Telecommunications)	898,802	$ 61,343,236
Finland — 0.4%		
Sonera Oyj (Telecommunications)	210,300	$ 9,585,928
France — 0.1%		
Business Objects S.A., ADR (Computer Software — Systems)*	25,600	$ 2,256,000
Hong Kong — 0.3%		
China Telecom Ltd. (Telecommunications)	778,000	$ 6,861,770
Israel — 0.6%		
Check Point Software Technologies Ltd. (Computer Software — Services)*	52,800	$ 11,180,400
Partner Communications Co. Ltd., ADR (Cellular Telephones)*	129,825	1,233,338
		$ 12,413,738
Japan — 1.0%		
Daiwa Securities Group, Inc. (Banks and Credit Cos.)	977,000	$ 12,894,042
NTT Mobile Communications Network, Inc. (Telecommunications)	310	8,387,066
		$ 21,281,108
Mexico — 0.6%		
Grupo Iusacell S.A. de C.V., ADR (Telecommunications)*	437,180	$ 6,830,938
Telefonos de Mexico S.A., ADR (Utilities — Telephone)	97,210	5,553,121
		$ 12,384,059
Netherlands — 0.9%		
ASM Lithography Holding N.V. (Computer Software — Systems)*	131,700	$ 5,811,263
KPN N.V. (Telecommunications)*	4,176	186,763
Libertel N.V. (Cellular Telecommunications)*	274,400	4,177,979
Versatel Telecommunications N.V. (Telecommunications)*	243,325	10,220,236
		$ 20,396,241
Norway — 0.2%		
Schibsted ASA (Publishing)	252,050	$ 4,671,946
Singapore — 0.7%		
Chartered Semiconductor Manufacturing Co., ADR (Electronics)*	168,650	$ 15,178,500

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
South Korea — 1.1%		
Samsung Electronics Co. (Electronics)	123,300	$ 24,105,150
Sweden — 0.4%		
Ericsson LM, ADR (Telecommunications)	421,800	$ 8,436,000
United Kingdom — 2.5%		
BP Amoco PLC, ADR (Oils)	428,300	$ 24,225,719
Vodafone AirTouch PLC (Telecommunications)*	7,608,417	30,727,687
		$ 54,953,406
Total Foreign Stocks		$ 282,264,061
Total Stocks (Identified Cost, $1,713,299,431)		$2,113,395,159

Short-Term Obligations — 1.5%

Issuer	Principal Amount (000 Omitted)	Value
American Express Credit Corp., due 7/03/00	$ 2,741	$ 27,394,526
Federal Home Loan Mortgage Corp., due 7/05/00	5,000	4,996,472
Total Short-Term Obligations, at Amortized Cost		$ 32,390,998
Total Investments (Identified Cost, $1,745,690,429)		$2,145,786,157

Other Assets, Less Liabilities — 1.6%

	34,374,746
Net Assets — 100.0%	$2,180,160,903

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000
Emerging Growth Series
Stocks — 98.2%

Issuer	Shares	Value
U.S. Stocks — 87.4%		
Banks and Credit Companies — 0.4%		
Comerica, Inc.	13,400	$ 601,325
First Tennessee National Corp.	1,300	21,531
PNC Bank Corp.	56,600	2,653,125
Providian Financial Corp.	27,800	2,502,000
		$ 5,777,981
Biotechnology — 1.4%		
Abbott Laboratories, Inc.	175,000	$ 7,798,438
Abgenix, Inc.*	7,800	934,903
Alkermes, Inc.*	3,200	150,800
Genentech, Inc.*	51,800	8,909,600
Pharmacia Corp.	30,400	1,571,300
Waters Corp.*	16,500	2,059,406
		$ 21,424,447
Business Machines — 1.6%		
Seagate Technology, Inc.*	37,100	$ 2,040,500
Sun Microsystems, Inc.*	237,700	21,615,844
Texas Instruments, Inc.	17,600	1,208,900
		$ 24,865,244
Business Services — 2.5%		
Amgen, Inc.*	156,300	$ 10,980,075
Automatic Data Processing, Inc.	194,100	10,396,481
BEA Systems, Inc.*	7,800	385,612
Computer Sciences Corp.*	110,900	8,282,844
First Data Corp.	104,000	5,161,000
Fiserv, Inc.*	18,400	795,800
IMRglobal Corp.*	9,400	122,788
Insight Enterprises, Inc.*	1,500	88,969
Learning Tree International, Inc.*	59,400	3,638,250
Pegasus Systems, Inc.*	1,800	19,575
		$ 39,871,394
Cellular Telephones — 2.3%		
Motorola, Inc.	20,200	$ 587,063
Sprint Corp. (PCS Group)*	287,700	17,118,150
Voicestream Wireless Corp.*	159,900	18,595,870
		$ 36,301,083
Computer Hardware — Systems — 0.5%		
Compaq Computer Corp.	81,900	$ 2,093,569
Dell Computer Corp.*	107,200	5,286,300
		$ 7,379,869
Computer Software — Personal Computers — 3.8%		
Mercury Interactive Corp.*	27,700	$ 2,679,975
Microsoft Corp.*	711,884	56,950,720
		$ 59,630,695
Computer Software — Services — 1.8%		
EMC Corp.*	364,200	$ 28,020,637
Internet Commerce Corp.*	3,700	53,650
Lightspan, Inc.*	2,290	12,595
		$ 28,086,882
Computer Software — Systems — 16.0%		
Ariba, Inc.*	9,200	$ 902,031
BMC Software, Inc.*	309,077	11,276,481
Brocade Communications Systems, Inc.*	21,400	3,926,566
Cadence Design Systems, Inc.*	80,800	1,646,300
Computer Associates International, Inc.	143,075	7,323,652
Comverse Technology, Inc.*	44,700	4,157,100
E.piphany, Inc.*	9,900	1,061,156
Foundry Networks, Inc.*	9,500	1,045,000
I2 Technologies, Inc.*	20,800	2,168,725

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Computer Software — Systems — continued		
Oracle Corp.*	2,197,650	$ 184,739,953
Redback Networks, Inc.*	10,700	1,904,600
Siebel Systems, Inc.*	57,100	9,339,419
StorageNetworks, Inc.*	2,600	234,650
Sycamore Networks, Inc.*	74,100	8,178,788
VERITAS Software Corp.*	116,000	13,109,812
		$ 251,014,233
Conglomerates — 3.2%		
Tyco International Ltd.	1,075,358	$ 50,945,085
Consumer Goods and Services		
Philip Morris Cos., Inc.	19,800	$ 525,937
Carson, Inc., "A"*	53,800	242,100
		$ 768,037
Electrical Equipment — 0.7%		
Capstone Turbine Corp.*	1,700	$ 76,606
Emerson Electric Co.	13,500	815,063
General Electric Co.	157,500	8,347,500
Jabil Circuit, Inc.*	19,300	957,762
Micrel, Inc.*	4,400	191,125
		$ 10,388,056
Electronics — 17.1%		
Altera Corp.*	401,800	$ 40,958,487
Analog Devices, Inc.*	302,800	23,012,800
Applied Materials, Inc.*	57,500	5,210,937
Atmel Corp.*	87,700	3,233,938
ATMI, Inc.*	1,800	83,700
Burr-Brown Corp.*	2,550	221,053
Conductus, Inc.*	5,400	106,650
Credence Systems Corp.*	3,800	209,713
Flextronics International Ltd.*	129,260	8,878,546
Intel Corp.	348,400	46,576,725
Lam Research Corp.*	119,000	4,462,500
Linear Technology Corp.	143,100	9,149,456
LSI Logic Corp.*	192,000	10,392,000
LTX Corp.*	4,400	153,725
Marvell Technology Group Ltd.*	1,400	79,800
Maxim Integrated Products, Inc.*	2,200	149,463
Microchip Technology, Inc.*	1,950	113,618
Micron Technology, Inc.*	594,900	52,388,381
National Semiconductor Corp.*	170,300	9,664,525
Novellus Systems, Inc.*	16,600	938,938
Photronics, Inc.*	2,000	56,750
PMC-Sierra, Inc.*	23,800	4,228,962
Quanta Services, Inc.*	2,700	148,500
Sanmina Corp.*	83,780	7,163,190
SDL, Inc.*	5,300	1,511,494
SIPEX Corp.*	9,800	271,338
Solectron Corp.*	108,600	4,547,625
Teradyne, Inc.*	88,800	6,526,800
Xilinx, Inc.*	337,400	27,856,587
		$ 268,296,201
Energy — 0.4%		
Devon Energy Corp.	37,100	$ 2,084,556
Dynegy, Inc.	62,700	4,283,194
		$ 6,367,750
Entertainment — 1.0%		
Clear Channel Communications, Inc.*	54,100	$ 4,057,500
International Speedway Corp.	2,458	101,700
USA Networks, Inc.*	134,600	2,910,725
Viacom, Inc., "B"*	131,600	8,973,475
		$ 16,043,400

Issuer	Shares	Value
U.S. Stocks — continued		
Financial Institutions — 1.8%		
American Express Co.	50,700	$ 2,642,738
Charter One Financial, Inc.	32,100	738,300
Citigroup, Inc.	156,800	9,447,200
Golden West Financial Corp.	66,400	2,709,950
Household International, Inc.	55,700	2,315,031
Merrill Lynch & Co., Inc.	79,700	9,165,500
State Street Corp.	8,100	859,106
Waddell & Reed Financial, Inc., "A"	2,700	88,594
		$ 27,966,419
Financial Services — 0.3%		
AXA Financial, Inc.	87,600	$ 2,978,400
Mellon Financial Corp.	71,700	2,612,569
		$ 5,590,969
Food and Beverage Products — 0.4%		
Anheuser-Busch Cos., Inc.	38,900	$ 2,905,344
Coca-Cola Co.	57,600	3,308,400
		$ 6,213,744
Insurance — 0.5%		
American International Group, Inc.	46,200	$ 5,428,500
Hartford Financial Services Group, Inc.	42,100	2,354,969
		$ 7,783,469
Internet — 2.2%		
Art Technology Group, Inc.*	4,300	$ 434,031
Juniper Networks, Inc.*	53,400	7,773,038
VeriSign, Inc.*	150,202	26,510,653
		$ 34,717,722
Medical and Health Products — 2.1%		
Allergan, Inc.	30,500	$ 2,272,250
Alza Corp.*	14,500	857,313
American Home Products Corp.	30,100	1,768,375
Bausch & Lomb, Inc.	38,200	2,955,725
Bristol-Myers Squibb Co.	73,500	4,281,375
Immunex Corp.*	90,200	4,459,262
Pfizer, Inc.	328,550	15,770,400
		$ 32,364,700
Medical and Health Technology and Services — 1.5%		
Allscripts, Inc.*	2,675	$ 61,525
BioSource International, Inc.*	17,100	380,475
BioSphere Medical, Inc.*	6,100	85,400
Cardinal Health, Inc.	53,000	3,922,000
Human Genome Sciences, Inc.*	2,300	306,763
Medimmune, Inc.*	32,300	2,390,200
Merrill Lynch HOLDRs Trust*	33,900	6,034,200
PE Corp.-PE Biosystems Group	149,900	9,874,662
Quest Diagnostics, Inc.*	11,300	844,675
		$ 23,899,900
Office Equipment		
United Stationers, Inc.*	2,500	$ 80,938
Oil Services — 1.0%		
Baker Hughes, Inc.	186,500	$ 5,968,000
Global Marine, Inc.*	89,700	2,528,419
Halliburton Co.	52,400	2,472,625
Noble Affiliates, Inc.	17,400	648,150
Noble Drilling Corp.*	92,400	3,805,725
Weatherford International, Inc.*	3,400	135,362
		$ 15,558,281
Oils — 1.8%		
Anadarko Petroleum Corp.	80,500	$ 3,969,656
Apache Corp.	47,800	2,811,238

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Oils — continued		
Coastal Corp.	120,100	$ 7,311,087
EOG Resources, Inc.	340,800	11,416,800
Grant Pride Co., Inc.*	3,400	85,000
Transocean Sedco Forex, Inc.	39,600	2,116,125
		$ 27,709,906
Pharmaceuticals — 1.5%		
Andrx Corp.*	6,700	$ 428,277
Sepracor, Inc.*	168,100	20,277,062
Teva Pharmaceutical Industries Ltd.	50,800	2,816,225
		$ 23,521,564
Restaurants and Lodging		
Cendant Corp.*	43,986	$ 615,804
Retail — 1.4%		
CVS Corp.	108,000	$ 4,320,000
Kohl's Corp.*	14,500	806,562
RadioShack Corp.	137,600	6,518,800
Wal-Mart Stores, Inc.	177,000	10,199,625
		$ 21,844,987
Special Products and Services		
Newport News Shipbuilding, Inc.	300	$ 11,025
Supermarkets — 1.5%		
Albertsons, Inc.	92,200	$ 3,065,650
Kroger Co.*	73,000	1,610,563
Safeway, Inc.*	411,900	18,586,987
		$ 23,263,200
Telecommunications — 16.8%		
ADC Telecommunications, Inc.*	154,923	$ 12,994,167
Amdocs Ltd.*	4,200	322,350
AT&T Corp., "A"*	251,800	6,106,150
Cabletron Systems, Inc.*	75,800	1,913,950
CIENA Corp.*	187,400	31,237,237
Cisco Systems, Inc.*	1,571,552	99,891,774
Corning, Inc.	150,300	40,562,212
Emulex Corp.*	12,600	827,662
Intermedia Communications, Inc.*	2,700	80,325
ITC Deltacom, Inc.*	2,600	58,012
JDS Uniphase Corp.*	87,554	10,495,536
Lucent Technologies, Inc.	13,500	799,875
Metromedia Fiber Network, Inc., "A"*	496,180	19,692,144
MGC Communications, Inc.*	24,000	1,438,500
MRV Communications, Inc.*	13,300	894,425
New Focus, Inc.*	1,070	87,874
NEXTEL Communications, Inc.*	62,700	3,836,456
Nextlink Communications, Inc., "A"*	8,400	318,675
ONI Systems Corp.*	2,180	255,503
Scientific-Atlanta, Inc.	2,200	163,900
Sprint Corp.	111,600	5,691,600
Tellabs, Inc.*	176,500	12,079,219
WorldCom, Inc.*	299,459	13,737,682
		$ 263,485,228
Utilities — Electric — 1.6%		
AES Corp.*	119,400	$ 5,447,625
Calpine Corp.*	311,200	20,461,400
		$ 25,909,025
Utilities — Gas — 0.3%		
Enron Corp.	69,000	$ 4,450,500
Total U.S. Stocks		$1,372,147,738

Issuer	Shares	Value
Foreign Stocks — 10.8%		
Bermuda — 0.3%		
Global Crossing Ltd. (Telecommunications)*	176,500	$ 4,644,156
Canada — 3.8%		
Nortel Networks Corp. (Telecommunications)	872,600	$ 59,554,950
Finland — 1.8%		
Nokia Corp., ADR (Telecommunications)	447,400	$ 22,342,038
Sonera Oyj (Telecommunications)	128,000	5,834,516
		$ 28,176,554
France — 1.1%		
Alcatel Alsthom Compagnie, ADR (Telecommunications)	52,700	$ 3,504,550
Bouygues S.A. (Telecommunications)	19,330	12,916,695
		$ 16,421,245
Germany		
Medigene AG (Pharmaceuticals)*	2,050	$ 133,071
SAP AG, ADR (Computer Software — Systems)	6,700	314,481
		$ 447,552
Israel — 0.8%		
Check Point Software Technologies Ltd. (Computer Software — Services)*	61,400	$ 13,001,450
Sweden — 0.9%		
Ericsson LM, ADR (Telecommunications)	741,500	$ 14,830,000
United Kingdom — 2.1%		
ARM Holdings PLC (Electronics)*	96,000	$ 1,028,084
ARM Holdings PLC, ADR (Electronics)*	537,100	17,657,163
Vodafone AirTouch PLC (Telecommunications)*	2,149,710	8,681,913
Vodafone AirTouch PLC, ADR (Telecommunications)	133,700	5,540,194
		$ 32,907,354
Total Foreign Stocks		$ 169,983,261
Total Stocks (Identified Cost, $1,113,183,661)		$1,542,130,999

Warrant

Acclaim Entertainment, Inc.* (Identified Cost, $0)	1,028	$ 611

Short-Term Obligation — 2.0%

	Principal Amount (000 Omitted)	
Associates First Capital Corp., due 7/03/00, at Amortized Cost	$ 31,982	$ 31,969,740
Total Investments (Identified Cost, $1,145,153,401)		$1,574,101,350

Other Assets, Less Liabilities — (0.2)%

	(3,465,768)
Net Assets — 100.0%	$1,570,635,582

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000

Global Growth Series

Stocks — 99.1%

Issuer	Shares	Value
Foreign Stocks — 53.4%		
Argentina		
IMPSAT Fiber Networks, Inc. (Telecommunications)*	3,500	$ 58,625
Australia — 1.0%		
Australia & New Zealand Banking Group Ltd. (Banks and Credit Cos.)*	294,070	$ 2,251,935
Cable & Wireless Optus Ltd. (Telecommunications)	462,760	1,377,657
Telstra Corp. Ltd. (Telecommunications)	207,580	841,339
		$ 4,470,931
Belgium — 0.1%		
Lernout & Hauspie Speech Products N.V. "B" (Business Services)*	6,850	$ 292,837
Lernout & Hauspie Speech Products N.V. (Business Services)*	100	4,105
Lernout & Hauspie Speech Products N.V., New Shares (Business Services)*	2,000	84,005
		$ 380,947
Bermuda — 0.2%		
FLAG Telecom Holdings Ltd. (Telecommunications)*	16,260	$ 241,868
Global Crossing Ltd. (Telecommunications)*	27,000	710,437
		$ 952,305
Brazil — 1.5%		
Banco Itau S.A. (Banks and Credit Cos.)	3,595,300	$ 316,059
Caemi Mineracao e Metalurgica S.A. (Minerals)	1,227,500	151,821
Celular CRT Participacoes, Preferred (Telecommunications) . .	100	43,816
Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR (Supermarkets)	10,160	326,390
Companhia Cervejaria Brahma, ADR (Beverages)	10,370	176,290
Embratel Participacoes S.A. (Telecommunications)	16,690	394,301
Petroleo Brasileiro S.A. (Oils)	10,330	312,085
Petroleo Brasileiro S.A., Preferred (Oils)	35,626	1,076,881
Tele Celular Sul Participacoes S.A., ADR (Telecommunications)	500	22,625
Tele Centro Oeste Celular Participacoes S.A., ADR (Telecommunications)	46,140	553,680
Tele Centro Sul Participacoes S.A. (Telecommunications)*	16,513,612	167,609
Tele Centro Sul Participacoes S.A., ADR (Telecommunications)*	2,500	182,656
Tele Centro Sul Participacoes S.A., Preferred (Telecommunications)* .	11,381,900	164,763
Tele Norte Celular Participacoes S.A., ADR (Cellular Telecommunications)*	7,700	390,775
Tele Sudeste Celular Participacoes S.A. (Telecommunications)	6,680	311,196
Foreign Stocks — continued		
Brazil — continued		
Telecomunicacoes de Sao Paulo S.A. (Telecommunications)*	65,190	$ 1,805,804
Telemig Celular Participacoes S.A., ADR (Telecommunications)	5,430	388,245
Telesp Participacoes S.A., Preferred (Telecommunications)*	8,309	150,235
Uniao de Banco Brasiliero S.A. (Banks and Credit Cos.)	8,506	244,548
		$ 7,179,779
Canada — 3.3%		
AT&T Canada, Inc. (Telecommunications)*	34,860	$ 1,156,916
BCE, Inc. (Telecommunications) . . .	83,280	1,983,105
Manitoba Telecom Services (Telecommunications)	59,900	1,030,386
Nortel Networks Corp. (Telecommunications)	166,029	11,331,479
		$ 15,501,886
China — 0.1%		
China Telecom Hong Kong Ltd. (Telecommunications)*	3,960	$ 704,137
Croatia		
Pliva d.d. Co. (Medical and Health Products)	4,800	$ 48,720
Pliva d.d. Co., GDR (Medical and Health Products)	12,230	124,135
		$ 172,855
Czechoslovakia — 0.1%		
Cesky Telecom A.S. (Telecommunications)*	15,840	$ 263,736
Denmark — 0.2%		
ISS International Service Systems Co. (Business Services)*	14,260	$ 1,085,736
Egypt — 0.1%		
Al Ahram Beverage Co. S.A., GDR (Beverages)*	10,630	$ 180,710
Egypt Mobile Phone (Telecommunications)*	7,770	253,436
		$ 434,146
Estonia — 0.1%		
AS Eesti Telekom, GDR (Telecommunications)	12,730	$ 259,677
Finland — 1.2%		
Nokia Corp., ADR (Telecommunications)	67,100	$ 3,350,807
Sonera Oyj (Telecommunications) . .	30,820	1,404,842
Sonera Oyj, ADR (Telecommunications)	4,900	225,400
Tieto Corp. (Computer Software — Systems)	15,903	530,576
		$ 5,511,625
France — 4.3%		
Alcatel Alsthom Compagnie, ADR (Telecommunications)	8,000	$ 532,000
Alcatel Co. (Telecommunications) . .	32,260	2,115,644
Axa (Insurance)	15,200	2,394,137
Banque Nationale de Paris (Banks and Credit Cos.)	18,400	1,770,516
Bouygues S.A. (Telecommunications)	2,980	1,991,296

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
France — continued		
Business Objects S.A., ADR		
(Computer Software — Systems)*	4,370	$ 385,106
Integra S.A. (Computer		
Software — Services)*	14,240	128,595
Natexis Co. (Financial Services) . . .	5,420	387,528
Sanofi-Synthelabo S.A. (Medical		
and Health Products)*	24,900	1,186,100
Societe Television Francaise 1		
(Entertainment)	17,710	1,234,136
STMicroelectronics N.V.		
(Electronics)	28,195	1,776,387
Technip S.A. (Construction)	19,570	2,366,949
Total S.A., "B" (Oils)	19,600	3,004,852
Wavecom S.A., ADR (Electronics)* .	5,830	641,300
		$ 19,914,546
Germany — 1.4%		
Freenet.de AG (Internet)*	410	$ 33,659
Fresenius AG (Medical Supplies) . .	5,720	1,321,396
Fresenius AG, Preferred		
(Medical Supplies)	8,960	374,631
GFT Technology AG (Computer		
Software — Services)*	2,390	456,299
Henkel KGaA, Preferred		
(Chemicals)	16,074	917,586
Medigene AG (Pharmaceuticals)* . .	310	20,123
Poet Holdings, Inc. (Computer		
Software — Services)*	3,730	142,070
Prosieben Media AG, Preferred		
(Entertainment)*	15,720	1,954,572
SAP AG (Computer		
Software — Services)	6,240	1,149,644
Tricom S.A., ADR		
(Telecommunications)*	3,270	50,072
		$ 6,420,052
Greece — 0.1%		
Hellenic Telecommunication		
Organization S.A., GDR		
(Telecommunications)	14,584	$ 357,487
STET Hellas Telecommunications		
S.A., ADR (Telecommunications)*	9,370	186,229
		$ 543,716
Hong Kong — 1.5%		
China Telecom Ltd.		
(Telecommunications)	329,000	$ 2,901,700
Li & Fung Ltd. (Consumer Goods		
and Services)*	680,000	3,402,181
PetroChina Co. Ltd. (Oils)*	4,148,000	862,060
		$ 7,165,941
Hungary — 0.1%		
Magyar Tavkozlesi Rt., ADR		
(Telecommunications)*	11,659	$ 401,507
India — 0.2%		
Infosys Technologies Ltd., ADR		
(Computer Software — Services) .	1,100	$ 194,975
Mahanagar Telephone Nigam Ltd.,		
GDR (Telecommunications)## . . .	18,170	181,700
Reliance Industries Ltd.		
(Conglomerate)##	14,300	296,725
Videsh Sanchar Nigam Ltd., GDR		
(Telecommunications)##	20,230	308,507
		$ 981,907

Issuer	Shares	Value
Foreign Stocks — continued		
Ireland		
Trintech Group PLC, ADR		
(Computer Software — Products)*	10,010	$ 197,228
Israel — 0.8%		
Teva Pharmaceutical Industries Ltd.	26,950	$ 1,494,041
Check Point Software		
Technologies Ltd. (Computer		
Software — Services)*	9,200	1,948,100
Partner Communications Co. Ltd.,		
ADR (Cellular Telephones)*	38,385	364,657
		$ 3,806,798
Italy — 0.6%		
Banca Intesa S.p.A.		
(Financial Services)	339,000	$ 1,517,728
San Paolo — Imi S.p.A.		
(Banks and Credit Cos.)	62,754	1,113,634
		$ 2,631,362
Japan — 9.1%		
Canon, Inc. (Special Products		
and Services)	58,000	$ 2,886,878
Chugai Pharmaceutical Co. Ltd.		
(Pharmaceuticals)	225,000	4,252,687
Daikin Industries Ltd. (Consumer		
Goods and Services)	74,000	1,719,551
Eisai Co. Ltd. (Medical and		
Health Products)	48,000	1,538,462
Fast Retailing Co. (Retail)	13,900	5,817,873
Fujitsu Ltd. (Computer		
Hardware — Systems)	48,000	1,660,633
Hitachi Ltd. (Electronics)	94,000	1,355,769
Keyence Corp. (Electronics)	5,710	1,883,956
Meitec Corp. (Computer		
Software — Systems)	26,200	1,037,330
Mimasu Semiconductor Industry Co.		
Ltd. (Electronics)	51,500	941,836
Mitsubishi Electric Corp.		
(Electronics)	135,000	1,460,973
Murata Manufacturing Co. Ltd.		
(Electronics)	10,000	1,434,766
Nintendo Co. (Entertainment)	5,200	907,843
Nippon Telegraph & Telephone Co.		
(Utilities — Telephone)	249	3,309,672
Nitto Denko Corp. (Industrial Goods		
and Services)	24,000	925,339
NTT Mobile Communications		
Network, Inc.		
(Telecommunications)	85	2,299,679
Pioneer Electronic Corp.		
(Electronics)	29,000	1,129,054
Rohm Co. (Electronics)	6,100	1,782,617
Secom Co. (Consumer Goods		
and Services)	23,000	1,680,336
Softbank Corp. (Internet)	5,100	692,308
Tokyo Gas Co. Ltd. (Gas)	358,000	1,005,694
Ushio, Inc. (Electronics)	49,000	1,348,793
Victor Company of Japan		
(Telecommunications)	130,000	1,145,833
Yahoo Japan Corp. (Internet)	1	396,399
		$ 42,614,281
Malaysia — 0.2%		
Malaysian Pacific Industries Berhad		
(Electronics)†	48,000	$ 492,645
Resorts World Berhad (Entertainment)†	34,000	93,055

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
Malaysia — continued		
Sime Darby Berhad		
(Holding Company)†	74,000	$ 95,034
Telekom Malaysia Berhad		
(Telecommunications)†	31,000	106,871
Unisem (M) Berhad (Electronics) . .	20,000	142,109
		$ 929,714
Mexico — 1.2%		
Cifra S.A. de C.V. (Retail)*	83,217	$ 195,337
Fomento Economico Mexicano S.A.		
(Food and Beverage Products) . .	3,450	148,566
Grupo Continental S.A.		
(Food and Beverage Products) . .	79,360	80,642
Grupo Financiero Banorte S.A. de		
C.V. (Finance)*	109,850	151,810
Grupo Iusacell S.A. de C.V., ADR		
(Telecommunications)*	28,880	451,250
Grupo Mexico S.A. (Metals)	39,570	111,380
Grupo Modelo S.A. de C.V.		
(Brewery)	110,420	256,386
Grupo Television S.A. de C.V., GDR		
(Entertainment)*	6,550	451,541
Kimberly-Clark de Mexico S.A. de		
C.V. (Forest and Paper Products) .	131,530	374,234
Organiz Soriana S.A., "B"		
(General Merchandise)*	90,830	361,806
Telefonos de Mexico S.A., ADR		
(Utilities — Telephone)	51,180	2,923,658
Tubos de Acero de Mexico S.A.		
(Steel)	5,560	77,145
Wal-Mart de Mexico S.A. de C.V.		
(Retail)*	3,830	89,882
		$ 5,673,637
Netherlands — 5.0%		
ABN Amro Holdings N.V. (Finance) .	19,700	$ 482,552
Akzo Nobel N.V. (Chemicals)	40,120	1,704,286
Fugro N.V. (Engineering)*	23,786	1,356,691
Hunter Douglas N.V., ADR		
(Consumer Goods and Services)*	42,178	1,141,460
ING Groep N.V. (Financial		
Services)*	73,794	4,987,418
Jomed N.V. (Medical and Health		
Products)	31,110	1,230,436
Koninklijke (Royal) Philips		
Electronics N.V. (Electronics)	43,950	2,072,561
Koninklijke Ahrend Groep N.V.		
(Consumer Goods and Services)*	56,261	719,671
KPN N.V. (Telecommunications)* . . .	89,466	4,001,189
Libertel N.V. (Cellular		
Telecommunications)*	58,200	886,146
Royal Dutch Petroleum Co. (Oils) . .	57,990	3,603,758
Versatel Telecommunications N.V.		
(Telecommunications)*	34,950	1,467,984
		$ 23,654,152
Peru		
Telefonica del Peru S.A., ADR		
(Telecommunications)	19,090	$ 217,149
Philippines — 0.1%		
Philippine Long Distance Telephone		
Co. (Utilities — Telephone)	20,140	$ 357,485

Issuer	Shares	Value
Foreign Stocks — continued		
Poland — 0.2%		
Polski Koncern Naftowy Orlen S.A.,		
GDR (Oils)	22,000	$ 205,700
Polski Koncern Naftowy Orlen S.A.,		
GDR (Oils)*##	17,930	167,645
Telekomunikacja Polska S.A., GDR		
(Telecommunications)*	57,100	391,135
		$ 764,480
Russia — 0.2%		
AO Tatneft, ADR (Oils)	19,200	$ 188,400
Lukoil Oil Co., ADR (Oils)	8,900	440,550
Surgutneftegaz, ADR (Oils and Gas)	34,600	428,175
		$ 1,057,125
Singapore — 2.0%		
Chartered Semiconductor		
Manufacturing Co., ADR		
(Electronics)*	33,895	$ 3,050,550
Datacraft Asia Ltd.		
(Telecommunications)	279,702	2,461,378
DBS Group Holdings Ltd.		
(Financial Services)	86,132	1,107,518
Natsteel Electronics Ltd.		
(Electronics)	297,000	911,729
Overseas Union Bank Ltd.		
(Banks and Credit Cos.)	216,000	838,228
Singapore Press Holdings Ltd.		
(Printing and Publishing)	60,000	938,314
		$ 9,307,717
South Africa — 0.6%		
De Beers Centenary AG		
(Diamonds — Precious Stones) . .	13,321	$ 324,184
De Beers Consolidated Mines Ltd.		
(Mining)	3,960	96,277
Dimension Data Holdings Ltd.		
(Financial Institutions)	89,870	743,614
Imperial Holdings Ltd.		
(Conglomerate)*	33,700	274,372
Liberty Life Association of Africa		
Ltd. (Insurance)	24,162	229,860
Nedcor Ltd.		
(Banks and Credit Cos.)*	16,256	341,424
Sasol Ltd. (Oils)	61,780	414,600
South African Breweries Ltd.		
(Brewery)	43,240	322,706
South African Breweries Ltd., ADR		
(Brewery)	37,100	270,907
		$ 3,017,944
South Korea — 2.0%		
Housing & Commercial Bank of		
Korea (Banks and Credit Cos.) . .	9,400	$ 220,056
Hyundai Electronics Industries Co.		
(Electronics)	62,221	1,227,789
Korea Telecom Corp.		
(Telecommunications)*	38,420	1,858,567
Mirae Corp. (Electronics)*	85,900	350,180
Mirae Corp., ADR (Electronics)* . . .	3,590	27,823
Samsung Electro Mechanics Co.		
Ltd. (Electronics)	2,800	175,549
Samsung Electronics (Electronics) .	16,142	5,342,540
		$ 9,202,504

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
Spain — 0.8%		
Altadis S.A. (Tobacco)*	88,490	$ 1,351,561
Cortefiel S.A. (Retail)	54,690	1,186,145
Telefonica S.A. (Telecommunications)*	53,030	$ 1,139,005
		$ 3,676,711
Sweden — 1.9%		
Allgon AB, "B" (Electronics)	26,530	$ 316,013
Ericsson LM, ADR (Telecommunications)	111,100	2,222,000
Saab AB, "B" (Aerospace)	299,798	2,516,739
Scandinavia Online Co. (Internet)* .	24,130	361,334
Skandia Forsakrings AB (Insurance)	51,590	1,363,638
Tele1 Europe Holdings AB (Telecommunications)*	3,210	39,328
Telefonaktiebolaget LM Ericsson AB (Telecommunications)	106,960	2,117,359
		$ 8,936,411
Switzerland — 1.4%		
Nestle S.A. (Food and Beverage Products) . .	816	$ 1,633,701
Novartis AG (Medical and Health Products) . .	2,070	3,279,912
Synthes-Stratec, Inc. (Medical and Health Products)* . .	3,530	1,606,150
		$ 6,519,763
Taiwan — 1.0%		
Acer, Inc., GDR (Computer Software — Systems)*	47,780	$ 439,576
Advanced Semiconducor, Inc., GDR (Electronics)	29,200	489,100
Far Eastern Textile Ltd., GDR (Textiles)*	9,940	122,759
Ritek Corp. (Computer — Software Systems)*##	20,489	159,814
Siliconware Precision Industries Co., ADR (Electronics)	83,100	768,675
Taipei Fund (Finance)*	179	1,702,469
Taiwan Semiconductor Manufacturing Co. Ltd., ADR (Electronics)	26,561	1,029,239
		$ 4,711,632
Thailand — 0.3%		
Hana Microelectronics Public Co. Ltd. (Electronics)*	30,000	$ 222,222
Total Access Communications Public Co. Ltd., ADR (Telecommunications)	242,000	972,840
		$ 1,195,062
Turkey — 0.2%		
Turkiye Garanti Bankasi (Banks and Credit Cos.)*	43,699,120	$ 528,584
Vestel Electronic (Electronics)*	1,264,400	382,355
		$ 910,939
United Kingdom — 10.3%		
Anglo American PLC (Metals)	6,945	$ 330,041
Anglo American PLC, ADR (Metals)	1,603	75,742
Antofagasta Holdings PLC (Minerals)	18,600	99,877
ARM Holdings PLC (Electronics)* . .	15,000	160,638

Issuer	Shares	Value
Foreign Stocks — continued		
United Kingdom — continued		
ARM Holdings PLC, ADR (Electronics)*	82,500	$ 2,712,188
AstraZeneca Group PLC (Medical and Health Products) . .	57,420	2,679,432
BAE Systems PLC (Aerospace)* . . .	460,473	2,869,629
Boots Co. PLC (Retail)*	120,250	914,908
BP Amoco PLC, ADR (Oils)	79,748	4,510,746
British Telecommunications PLC (Telecommunications)*	106,121	1,370,830
Cable & Wireless Communications PLC, ADR (Telecommunications)*	125,460	2,123,536
Capital Radio PLC (Broadcasting) .	40,800	953,483
Carlton Communications PLC (Broadcasting)	93,080	1,196,739
CGU PLC (Insurance)*	163,656	2,723,008
Diageo PLC (Food and Beverage Products)*	173,575	1,556,920
HSBC Holdings PLC (Banks and Credit Cos.)	325,700	3,722,001
HSBC Holdings PLC, HK REG (Banks and Credit Cos.)	204,400	2,340,308
Lloyds TSB Group PLC (Banks and Credit Cos.)*	108,699	1,025,969
Matalan PLC (Apparel and Textiles)	108,420	854,420
Next PLC (Retail)	110,426	965,436
Reuters Group PLC (Business Services)	89,230	1,521,105
Royal Bank of Scotland PLC (Banks and Credit Cos.)*	61,820	1,034,209
United News & Media PLC (Broadcasting)	218,830	3,144,523
Vodafone AirTouch PLC (Telecommunications)*	2,138,655	8,637,266
Vodafone AirTouch PLC, ADR (Telecommunications)	20,400	845,325
		$ 48,368,279
Venezuela		
Mavesa S.A. (Consumer Goods and Services)	14,440	$ 45,125
Total Foreign Stocks		$250,199,552
U.S. Stocks — 45.7%		
Banks and Credit Companies — 0.2%		
First Tennessee National Corp.	200	$ 3,313
PNC Bank Corp.	8,600	403,125
Providian Financial Corp.	4,200	378,000
		$ 784,438
Biotechnology — 1.0%		
Abbott Laboratories, Inc.	26,600	$ 1,185,363
Abgenix, Inc.*	1,200	143,831
Alkermes, Inc.*	400	18,850
Genentech, Inc.*	7,800	1,341,600
Pharmacia Corp.	34,267	1,771,176
Waters Corp.*	2,500	312,031
		$ 4,772,851
Business Machines — 0.8%		
Seagate Technology, Inc.*	5,600	$ 308,000
Sun Microsystems, Inc.*	36,000	3,273,750
Texas Instruments, Inc.	2,600	178,587
		$ 3,760,337

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Business Services — 1.3%		
Amgen, Inc.*	23,400	$ 1,643,850
Automatic Data Processing, Inc.	29,600	1,585,450
BEA Systems, Inc.*	1,200	59,325
Computer Sciences Corp.*	16,800	1,254,750
First Data Corp.	15,800	784,075
Fiserv, Inc.*	2,800	121,100
Insight Enterprises, Inc.*	300	17,794
Learning Tree International, Inc.*	9,100	557,375
Pegasus Systems, Inc.*	300	3,262
		$ 6,026,981
Cellular Telephones — 1.2%		
Motorola, Inc.	3,000	$ 87,188
Sprint Corp. (PCS Group)*	43,100	2,564,450
Voicestream Wireless Corp.*	24,432	2,841,365
		$ 5,493,003
Computer Hardware — Systems — 0.2%		
Compaq Computer Corp.	12,700	$ 324,644
Dell Computer Corp.*	16,200	798,862
		$ 1,123,506
Computer Software — Personal Computers — 1.9%		
Mercury Interactive Corp.*	4,200	$ 406,350
Microsoft Corp.*	107,600	8,608,000
		$ 9,014,350
Computer Software — Services — 0.9%		
EMC Corp.*	55,100	$ 4,239,256
Internet Commerce Corp.*	600	8,700
Lightspan, Inc.*	360	1,980
		$ 4,249,936
Computer Software — Systems — 8.1%		
Ariba, Inc.*	1,400	$ 137,266
BMC Software, Inc.*	46,702	1,703,893
Brocade Communications Systems, Inc.*	3,200	587,150
Cadence Design Systems, Inc.*	12,310	250,816
Computer Associates International, Inc.	21,650	1,108,209
Comverse Technology, Inc.*	6,800	632,400
E.piphany, Inc.*	1,500	160,781
Foundry Networks, Inc.*	1,400	154,000
I2 Technologies, Inc.*	3,200	333,650
Oracle Corp.*	334,864	28,149,537
Redback Networks, Inc.*	1,600	284,800
Siebel Systems, Inc.*	8,600	1,406,637
StorageNetworks, Inc.*	390	35,198
Sycamore Networks, Inc.*	11,100	1,225,163
VERITAS Software Corp.*	17,400	1,966,472
		$38,135,972
Conglomerates — 1.7%		
Tyco International Ltd.	164,400	$ 7,788,450
Consumer Goods and Services		
Carson, Inc., "A"*	11,600	$ 52,200
Philip Morris Cos., Inc.	3,100	82,344
		$ 134,544
Electrical Equipment — 0.3%		
Capstone Turbine Corp.*	250	$ 11,266
Emerson Electric Co.	2,100	126,788
General Electric Co.	23,800	1,261,400

Issuer	Shares	Value
U.S. Stocks — continued		
Electrical Equipment — continued		
Jabil Circuit, Inc.*	2,900	$ 143,912
Micrel, Inc.*	800	34,750
		$ 1,578,116
Electronics — 8.7%		
Altera Corp.*	60,740	$ 6,191,684
Analog Devices, Inc.*	45,800	3,480,800
Applied Materials, Inc.*	8,700	788,437
Atmel Corp.*	13,400	494,125
ATMI, Inc.*	300	13,950
Burr-Brown Corp.*	450	39,009
Conductus, Inc.*	900	17,775
Credence Systems Corp.*	600	33,113
Flextronics International Ltd.*	19,700	1,353,144
Intel Corp.	52,300	6,991,856
Lam Research Corp.*	18,200	682,500
Linear Technology Corp.	21,600	1,381,050
LSI Logic Corp.*	29,400	1,591,275
LTX Corp.*	800	27,950
Marvell Technology Group Ltd.*	200	11,400
Maxim Integrated Products, Inc.*	400	27,175
Microchip Technology, Inc.*	300	17,480
Micron Technology, Inc.*	90,000	7,925,625
National Semiconductor Corp.*	26,000	1,475,500
Novellus Systems, Inc.*	2,500	141,406
Photronics, Inc.*	400	11,350
PMC-Sierra, Inc.*	3,600	639,675
Quanta Services, Inc.*	450	24,750
Sanmina Corp.*	12,780	1,092,690
SDL, Inc.*	800	228,150
SIPEX Corp.*	1,700	47,069
Solectron Corp.*	16,400	686,750
Teradyne, Inc.*	13,500	992,250
Xilinx, Inc.*	51,020	4,212,339
		$40,620,277
Energy — 0.2%		
Devon Energy Corp.	5,700	$ 320,269
Dynegy, Inc.	9,500	648,968
		$ 969,237
Entertainment — 0.5%		
Clear Channel Communications, Inc.*	8,100	$ 607,500
International Speedway Corp.	512	21,184
USA Networks, Inc.*	20,400	441,150
Viacom, Inc., "B"*	19,700	1,343,294
		$ 2,413,128
Finance — 0.3%		
R.O.C. Taiwan Fund*	151,750	$ 1,318,328
Financial Institutions — 0.9%		
American Express Co.	7,700	$ 401,362
Charter One Financial, Inc.	4,900	112,700
Citigroup, Inc.	24,000	1,446,000
Golden West Financial Corp.	10,100	412,206
Household International, Inc.	8,400	349,125
Merrill Lynch & Co., Inc.	12,200	1,403,000
State Street Corp.	1,200	127,275
Waddell & Reed Financial, Inc., "A"	450	14,766
		$ 4,266,434
Financial Services — 0.2%		
AXA Financial, Inc.	13,300	$ 452,200
Mellon Financial Corp.	11,000	400,812
		$ 853,012

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Food and Beverage Products — 0.2%		
Anheuser-Busch Cos., Inc.	5,900	$ 440,656
Coca-Cola Co.	8,800	505,450
		$ 946,106
Insurance — 0.3%		
American International Group, Inc. .	7,000	$ 822,500
Hartford Financial Services Group, Inc.	6,400	358,000
		$1,180,500
Internet — 1.2%		
Art Technology Group, Inc.*	600	$ 60,563
Juniper Networks, Inc.*	8,000	1,164,500
Satyam Infoway Ltd.*	3,580	79,655
VeriSign, Inc.*	22,535	3,977,427
VIA Net.Works, Inc.*	15,120	233,415
		$5,515,560
Medical and Health Products — 1.0%		
Allergan, Inc.	4,600	$ 342,700
Alza Corp.*	2,200	130,075
American Home Products Corp. . . .	4,500	264,375
Bausch & Lomb, Inc.	5,800	448,775
Bristol-Myers Squibb Co.	11,200	652,400
Immunex Corp.*	13,500	667,406
Pfizer, Inc.	50,100	2,404,800
		$4,910,531
Medical and Health Technology and Services — 0.8%		
Allscripts, Inc.*	475	$ 10,925
BioSource International, Inc.*	2,600	57,850
BioSphere Medical, Inc.*	900	12,600
Cardinal Health, Inc.	8,100	599,400
Human Genome Sciences, Inc.* . . .	400	53,350
Medimmune, Inc.*	4,900	362,600
Merrill Lynch Biotech Holding Company Depository Receipts* . .	5,100	907,800
PE Corp.-PE Biosystems Group . . .	22,500	1,482,187
Quest Diagnostics, Inc.*	1,700	127,075
		$3,613,787
Office Equipment		
United Stationers, Inc.*	500	$ 16,188
Oil Services — 0.5%		
Baker Hughes, Inc.	28,500	$ 912,000
Global Marine, Inc.*	13,800	388,988
Halliburton Co.	8,000	377,500
Noble Affiliates, Inc.	2,700	100,575
Noble Drilling Corp.*	14,600	601,337
Weatherford International, Inc.*	500	19,906
		$2,400,306
Oils — 1.2%		
Anadarko Petroleum Corp.	12,100	$ 596,681
Apache Corp.	7,300	429,331
Coastal Corp.	18,300	1,114,013
EOG Resources, Inc.	50,300	1,685,050
Grant Pride Co., Inc.*	500	12,500
Santa Fe International Corp.	34,900	1,219,319

Issuer	Shares	Value
U.S. Stocks — continued		
Oils — continued		
Transocean Sedco Forex, Inc.	6,400	$ 342,000
		$ 5,398,894
Pharmaceuticals — 0.7%		
Andrx Corp.*	1,000	$ 63,922
Sepracor, Inc.*	25,400	3,063,875
		$ 3,127,797
Retail — 0.7%		
CVS Corp.	19,700	$ 788,000
Kohl's Corp.*	2,200	122,375
RadioShack Corp.	20,900	990,137
Wal-Mart Stores, Inc.	26,800	1,544,350
		$ 3,444,862
Supermarkets — 0.8%		
Albertsons, Inc.	13,800	$ 458,850
Kroger Co.*	10,700	236,069
Safeway, Inc.*	62,800	2,833,850
		$ 3,528,769
Telecommunications — 9.0%		
ADC Telecommunications, Inc. * . . .	23,220	$ 1,947,578
Amdocs Ltd.*	5,450	418,288
AT&T Corp., "A"*	37,700	914,225
Cabletron Systems, Inc.*	11,800	297,950
CIENA Corp.*	28,300	4,717,256
Cisco Systems, Inc.*	232,100	14,752,856
Corning, Inc.	22,500	6,072,188
Emulex Corp.*	1,900	124,806
Intermedia Communications, Inc.* .	400	11,900
ITC Deltacom, Inc.*	500	11,156
JDS Uniphase Corp.*	13,142	1,575,397
Lucent Technologies, Inc.	2,000	118,500
Metromedia Fiber Network, Inc., "A"*	75,100	2,980,531
MGC Communications, Inc.*	3,600	215,775
MRV Communications, Inc.*	2,000	134,500
New Focus, Inc.*	160	13,140
NEXTEL Communications, Inc.* . . .	9,500	581,281
Nextlink Communications, Inc., "A"*	1,200	45,525
NTL, Inc.*	26,906	1,610,997
ONI Systems Corp.*	330	38,677
Scientific-Atlanta, Inc.	300	22,350
Sprint Corp.	16,700	851,700
Tellabs, Inc.*	26,400	1,806,750
UnitedGlobalCom, Inc.*	14,570	681,148
UTStarcom, Inc.*	760	23,085
WorldCom, Inc.*	44,800	2,055,200
		$ 42,022,759
Utilities — Electric — 0.8%		
AES Corp.*	18,000	$ 821,250
Calpine Corp.*	48,000	3,156,000
		$ 3,977,250
Utilities — Gas — 0.1%		
Enron Corp.	10,400	$ 670,800
Total U.S. Stocks		$214,057,009
Total Stocks (Identified Cost, $385,535,795)		$464,256,561

Portfolio of Investments (Unaudited) — continued

Issuer	Shares	Value
Warrant		
Acclaim Entertainment, Inc.*		
(Identified Cost, $0)	771	$ 458
Short-Term Obligation — 0.4%	Principal Amount (000 Omitted)	
Associates First Capital Corp.,		
due 7/03/00, at Amortized Cost . .	$1,851	$ 1,850,290
Total Investments		
(Identified Cost, $387,386,085)		$466,107,309
Other Assets,		
Less Liabilities — 0.5%		2,381,721
Net Assets — 100.0%		$468,489,030

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000

Managed Sectors Series

Stocks — 92.1%

Issuer	Shares	Value
Consumer Goods and Services — 0.7%		
Anheuser-Busch Cos., Inc.	12,900	$ 963,469
Coca-Cola Co.	30,800	1,769,075
Keebler Foods Co.	26,700	991,237
PepsiCo., Inc.	23,500	1,044,281
Philip Morris Cos., Inc.	7,800	207,188
		$ 4,975,250
Energy — 5.0%		
Anadarko Petroleum Corp.	34,300	$ 1,691,419
Apache Corp.	20,000	1,176,250
Baker Hughes, Inc.	136,100	4,355,200
Devon Energy Corp.	30,400	1,708,100
EOG Resources, Inc.	236,200	7,912,700
Global Marine, Inc.*	93,600	2,638,350
Halliburton Co.	43,000	2,029,063
Kerr McGee Corp.	5,900	347,731
Noble Affiliates, Inc.	7,100	264,475
Noble Drilling Corp.*	119,400	4,917,787
Transocean Sedco Forex, Inc.	42,200	2,255,062
Weatherford International, Inc.*	99,100	3,945,419
		$33,241,556
Financial Services — 5.6%		
American Express Co.	21,700	$ 1,131,113
American International Group, Inc. .	81,100	9,529,250
AXA Financial, Inc.	63,200	2,148,800
Charter One Financial, Inc.	79,100	1,819,300
CIGNA Corp.	14,300	1,337,050
Citigroup, Inc.	68,900	4,151,225
Comerica, Inc.	52,100	2,337,987
First Data Corp.	53,300	2,645,012
Fiserv, Inc.*	7,000	302,750
Golden West Financial Corp.	56,500	2,305,906
Hartford Financial Services		
Group, Inc.	6,900	385,969
Household International, Inc.	23,600	980,875
Mellon Financial Corp.	46,800	1,705,275
Merrill Lynch & Co., Inc.	48,600	5,589,000
PNC Bank Corp.	25,900	1,214,063
Providian Financial Corp.	800	72,000
State Street Corp.	700	74,244
		$37,729,819
Health Care — 15.2%		
Abbott Laboratories, Inc.	103,300	$ 4,603,306
Abgenix, Inc.*	20,800	2,493,075
Affymetrix, Inc.*	5,500	908,188
Alkermes, Inc.*	12,400	584,350
Allergan, Inc.	31,700	2,361,650
Alza Corp.*	25,200	1,489,950
American Home Products Corp. . . .	600	35,250
Amgen, Inc.*	66,700	4,685,675
Amylin Pharmaceuticals, Inc.*	41,500	630,281
Andrx Corp.*	59,400	3,796,959
Bausch & Lomb, Inc.	23,100	1,787,363
BioSource International, Inc.*	63,100	1,403,975
BioSphere Medical, Inc.*	2,200	30,800
Bristol-Myers Squibb Co.	18,900	1,100,925
Cardinal Health, Inc.	12,300	910,200
Celgene Corp.*	25,100	1,477,763
CV Therapeutics, Inc.*	9,600	665,400
Express Scripts, Inc.*	40,500	2,516,063
Forest Laboratories, Inc.*	13,200	1,333,200
Genentech, Inc.*	43,100	7,413,200
Human Genome Sciences, Inc.* . . .	31,800	4,241,325
Immunex Corp.*	107,900	5,334,306
IVAX Corp.*	36,100	1,498,150

Stocks — continued

Issuer	Shares	Value
Health Care — continued		
Medarex, Inc.*	12,800	$ 1,081,600
Medigene AG (Germany)*	1,100	71,404
Medimmune, Inc.*	64,900	4,802,600
Merrill Lynch Biotech Holding Company Depository Receipts*	19,000	3,382,000
Millennium Pharmaceuticals, Inc.*	29,200	3,266,750
PE Corp.-PE Biosystems Group	68,700	4,525,612
Pfizer, Inc.	269,450	12,933,600
Pharmacia Corp.	6,484	335,142
Protein Design Labs, Inc.*	3,800	626,822
QIAGEN N.V. (Netherlands)*	2,100	365,400
Quest Diagnostics, Inc.*	40,300	3,012,425
Sepracor, Inc.*	77,300	9,324,312
St. Jude Medical, Inc.*	45,000	2,064,375
Teva Pharmaceutical Industries Ltd., ADR (Israel)	81,300	4,507,069
		$101,600,465
Industrial — Goods and Services — 1.5%		
C & D Technologies, Inc.	16,800	$ 949,200
Capstone Turbine Corp.*	730	32,896
Emerson Electric Co.	1,100	66,413
Grant Pride Co., Inc.*	59,100	1,477,500
Millipore Corp.	4,900	369,337
Power One, Inc.*	51,150	5,827,903
Tyco International Ltd. (Bermuda)	23,500	1,113,312
		$ 9,836,561
Leisure — 1.1%		
Clear Channel Communications, Inc.*	13,900	$ 1,042,500
USA Networks, Inc.*	57,600	1,245,600
Viacom, Inc., "B"*	56,600	3,859,413
Victor Company of Japan (Japan)	112,000	987,179
		$ 7,134,692
Retail — 0.5%		
Albertsons, Inc.	9,800	$ 325,850
CVS Corp.	1,700	68,000
Kohl's Corp.*	1,200	66,750
Kroger Co.*	7,200	158,850
RadioShack Corp.	16,700	791,162
Safeway, Inc.*	48,200	2,175,025
Wal-Mart Stores, Inc.	1,100	63,388
		$ 3,649,025
Technology — 40.5%		
Akamai Technologies, Inc.*	20,400	$ 2,422,181
Altera Corp.*	21,700	2,212,044
Amdocs Ltd.*	39,300	3,016,275
Analog Devices, Inc.*	128,600	9,773,600
Applied Materials, Inc.*	24,600	2,229,375
Ariba, Inc.*	12,500	1,225,586
ARM Holdings PLC, ADR (United Kingdom)*	73,500	2,416,312
Art Technology Group, Inc.*	9,300	938,719
Atmel Corp.*	38,500	1,419,688
AudioCodes Ltd. (Israel)*	6,000	720,000
Automatic Data Processing, Inc.	82,500	4,418,906
BEA Systems, Inc.*	2,100	103,819
Brocade Communications Systems, Inc.*	13,900	2,550,433
Cabletron Systems, Inc.*	3,500	88,375
Check Point Software Technologies Ltd. (Israel)*	43,400	9,189,950
Cisco Systems, Inc.*	249,300	15,846,131

Issuer	Shares	Value
Technology — continued		
Coherent, Inc.*	12,700	$ 1,065,213
Compaq Computer Corp.	36,400	930,475
Computer Associates International, Inc.	1,000	51,188
Computer Sciences Corp.*	7,300	545,219
Conductus, Inc.*	48,000	948,000
Dell Computer Corp.*	25,100	1,237,744
Digital Lightwave, Inc.*	19,400	1,950,912
E.piphany, Inc.*	12,300	1,318,406
EMC Corp.*	155,400	11,956,087
Emulex Corp.*	16,200	1,064,138
Entrust Technologies, Inc.*	22,800	1,886,700
Ericsson LM, ADR (Sweden)	176,200	3,524,000
Extreme Networks, Inc.*	9,800	1,033,900
Flextronics International Ltd.*	58,300	4,004,481
Foundry Networks, Inc.*	8,800	968,000
General Electric Co.	65,200	3,455,600
Global Crossing Ltd. (Bermuda)*	77,500	2,039,219
Harris Corp.	11,300	370,075
I2 Technologies, Inc.*	11,900	1,240,761
Integrated Device Technology, Inc.*	15,500	928,063
Intel Corp.	145,000	19,384,687
Internet Commerce Corp.*	12,700	184,150
Jabil Circuit, Inc.*	8,600	426,775
JDS Uniphase Corp.*	36,756	4,406,125
Juniper Networks, Inc.*	41,100	5,982,619
Lam Research Corp.*	11,300	423,750
Lightspan, Inc.*	1,080	5,940
LSI Logic Corp.*	84,400	4,568,150
Lucent Technologies, Inc.	5,700	337,725
Macromedia, Inc.*	6,600	638,138
Mercury Interactive Corp.*	17,300	1,673,775
Metromedia Fiber Network, Inc., "A"*	214,560	8,515,350
Micron Technology, Inc.*	265,400	23,371,787
Microsoft Corp.*	61,800	4,944,000
Mobility Electronics, Inc.*	13,910	180,830
Motorola, Inc.	8,800	255,750
MRV Communications, Inc.*	58,800	3,954,300
National Semiconductor Corp.*	73,400	4,165,450
New Focus, Inc.*	470	38,599
Nokia Corp., ADR (Finland)	70,900	3,540,569
Novellus Systems, Inc.*	1,400	79,188
Oracle Corp.*	145,200	12,205,875
PMC-Sierra, Inc.*	17,500	3,109,531
Sanmina Corp.*	37,320	3,190,860
SAP AG, ADR (Germany)	1,200	56,325
SDL, Inc.*	11,400	3,251,137
Seagate Technology, Inc.*	16,700	918,500
Siebel Systems, Inc.*	28,500	4,661,531
Solectron Corp.*	1,900	79,563
Stanford Microdevices, Inc.*	8,900	386,594
StorageNetworks, Inc.*	1,110	100,178
Sun Microsystems, Inc.*	101,420	9,222,881
Sycamore Networks, Inc.*	48,100	5,309,037
Tektronix, Inc.	5,000	370,000
Teradyne, Inc.*	20,900	1,536,150
Texas Instruments, Inc.	7,500	515,156
TIBCO Software, Inc.*	20,100	2,155,411
Tollgrade Communications, Inc.*	10,000	1,325,000
VeriSign, Inc.*	77,077	13,604,090
VERITAS Software Corp.*	66,600	7,526,841
Waters Corp.*	33,300	4,156,256
Xilinx, Inc.*	143,800	11,872,487
		$271,720,635

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
Utilities and Communications — 22.0%		
ADC Telecommunications, Inc.*	116,214	$ 9,747,449
AES Corp.*	169,200	7,719,750
Aether Systems, Inc.*	5,700	1,168,500
Alcatel Alsthom Compagnie, ADR (France)	50,900	3,384,850
Allegiance Telecom, Inc.*	11,400	729,600
AT&T Corp., "A"*	121,100	2,936,675
Calpine Corp.*	119,700	7,870,275
CIENA Corp.*	77,600	12,934,950
Coastal Corp.	61,900	3,768,163
Comverse Technology, Inc.*	40,300	3,747,900
Corning, Inc.	71,600	19,323,050
Dynegy, Inc.	18,800	1,284,275
Enron Corp.	14,800	954,600
Intermedia Communications, Inc.*	700	20,825
Linear Technology Corp.	63,500	4,060,031
Marvell Technology Group Ltd.*	600	34,200
McLeodUSA, Inc., "A"*	13,700	283,419
MGC Communications, Inc.*	19,900	1,192,756
NEXTEL Communications, Inc.*	26,700	1,633,706
Nextlink Communications, Inc., "A"*	3,800	144,163
Nortel Networks Corp. (Canada)	381,200	26,016,900
ONI Systems Corp.*	970	113,687
Quanta Services, Inc.*	11,600	638,000
Rational Software Corp.*	16,300	1,514,881
Redback Networks, Inc.*	22,200	3,951,600
Scientific-Atlanta, Inc.	27,600	2,056,200
Sonera Oyj (Finland)	29,100	1,326,441
Sprint Corp.	11,000	561,000
Sprint Corp. (PCS Group)*	123,100	7,324,450
Tellabs, Inc.*	75,500	5,167,031
Vodafone AirTouch PLC (United Kingdom)*	919,759	3,714,579
Vodafone AirTouch PLC, ADR (United Kingdom)	41,500	1,719,656
Voicestream Wireless Corp.*	37,969	4,415,676
WorldCom, Inc.*	128,900	5,913,288
		$147,372,526
Total Stocks (Identified Cost, $561,524,572)		$617,260,529

Warrant

Acclaim Entertainment, Inc.* (Identified Cost, $0)	7,918	$ 4,701

Short-Term Obligations — 8.5%

	Principal Amount (000 Omitted)	
Federal Home Loan Bank, due 7/03/00	$ 15	$ 14,995
General Electric Capital Corp., due 7/03/00	25,000	24,990,347
Salomon Smith Barney Holdings, Inc., due 7/03/00	31,775	31,762,996
Total Short-Term Obligations, at Amortized Cost		$ 56,768,338
Total Investments (Identified Cost, $618,292,910)		$674,033,568
Other Assets, Less Liabilities — (0.6)%		(3,868,639)
Net Assets — 100.0%		$670,164,929

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000

Massachusetts Investors Trust Series

Stocks — 94.7%

Issuer	Shares	Value
U.S. Stocks — 84.4%		
Aerospace — 3.4%		
Boeing Co.	417,900	$ 17,473,444
General Dynamics Corp.	168,200	8,788,450
TRW, Inc.	136,000	5,899,000
United Technologies Corp.	726,300	42,760,912
		$ 74,921,806
Automotive — 0.2%		
Delphi Automotive Systems Corp.	271,600	$ 3,955,175
Banks and Credit Companies — 2.0%		
Bank of New York Co., Inc.	84,700	$ 3,938,550
Capital One Financial Corp.	123,900	5,529,037
Chase Manhattan Corp.	57,900	2,667,019
Providian Financial Corp.	42,500	3,825,000
U.S. Bancorp	650,653	12,525,070
Wells Fargo Co.	382,800	14,833,500
		$ 43,318,176
Biotechnology — 2.6%		
Abbott Laboratories, Inc.	138,600	$ 6,176,363
Pharmacia Corp.	971,781	50,228,930
		$ 56,405,293
Business Machines — 4.1%		
Hewlett-Packard Co.	403,600	$ 50,399,550
International Business Machines Corp.	88,700	9,718,194
Sun Microsystems, Inc.*	311,400	28,317,937
Texas Instruments, Inc.	37,100	2,548,306
		$ 90,983,987
Business Services — 2.9%		
Automatic Data Processing, Inc.	473,800	$ 25,377,912
Computer Sciences Corp.*	206,100	15,393,094
DST Systems, Inc.*	38,450	2,927,006
First Data Corp.	424,100	21,045,963
		$ 64,743,975
Cellular Telephones — 1.7%		
Motorola, Inc.	831,786	$ 24,173,781
Sprint Corp. (PCS Group)*	231,100	13,750,450
		$ 37,924,231
Chemicals — 1.0%		
Air Products & Chemicals, Inc.	284,700	$ 8,772,319
Dow Chemical Co.	29,100	878,456
E.I. du Pont de Nemours & Co., Inc.	57,400	2,511,250
Rohm & Haas Co.	313,100	10,801,950
		$ 22,963,975
Computer Hardware — Systems — 1.1%		
Compaq Computer Corp.	246,100	$ 6,290,931
Dell Computer Corp.*	368,700	18,181,519
		$ 24,472,450
Computer Software — Personal Computers — 2.6%		
America Online, Inc.*	42,400	$ 2,236,600
Microsoft Corp.*	677,200	54,176,000
		$ 56,412,600
Computer Software — Services — 0.6%		
EMC Corp.*	167,800	$ 12,910,113
Computer Software — Systems — 2.0%		
BMC Software, Inc.*	93,000	$ 3,393,047
Computer Associates International, Inc.	193,525	9,906,061
Oracle Corp.*	239,350	20,120,359
Rational Software Corp.*	62,200	5,780,712

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Computer Software — Systems — continued		
VERITAS Software Corp.*	36,000	$ 4,068,563
		$ 43,268,742
Conglomerates — 1.0%		
Tyco International Ltd.	459,700	$ 21,778,288
Consumer Goods and Services — 1.3%		
Philip Morris Cos., Inc.	149,120	$ 3,961,000
Cintas Corp.	69,250	2,540,609
Clorox Co.	75,500	3,383,344
Colgate-Palmolive Co.	247,200	14,801,100
Gillette Co.	80,300	2,805,481
Procter & Gamble Co.	23,800	1,362,550
		$ 28,854,084
Electrical Equipment — 4.2%		
Emerson Electric Co.	237,300	$ 14,326,987
General Electric Co.	1,497,800	79,383,400
		$ 93,710,387
Electronics — 4.8%		
Agilent Technologies, Inc.*	26,545	$ 1,957,694
Analog Devices, Inc.*	34,000	2,584,000
Flextronics International Ltd.*	2,900	199,194
Intel Corp.	582,200	77,832,862
LSI Logic Corp.*	38,100	2,062,163
Micron Technology, Inc.*	67,800	5,970,637
National Semiconductor Corp.*	207,400	11,769,950
Solectron Corp.*	109,500	4,585,312
		$ 106,961,812
Energy — 0.4%		
TXU Corp.	304,300	$ 8,976,850
Entertainment — 1.8%		
Infinity Broadcasting Corp., "A"*	179,000	$ 6,522,312
Time Warner, Inc.	336,400	25,566,400
Viacom, Inc., "B"*	128,900	8,789,369
		$ 40,878,081
Financial Institutions — 4.6%		
American Express Co.	288,900	$ 15,058,913
Citigroup, Inc.	260,150	15,674,037
Federal National Mortgage Assn.	206,400	10,771,500
Freddie Mac Corp.	624,100	25,276,050
Merrill Lynch & Co., Inc.	14,300	1,644,500
State Street Corp.	310,100	32,889,981
		$ 101,314,981
Financial Services — 0.7%		
AXA Financial, Inc.	443,000	$ 15,062,000
Food and Beverage Products — 2.4%		
Anheuser-Busch Cos., Inc.	220,800	$ 16,491,000
Coca-Cola Co.	264,100	15,169,244
PepsiCo., Inc.	82,700	3,674,981
Quaker Oats Co.	232,700	17,481,587
		$ 52,816,812
Insurance — 3.5%		
American International Group, Inc.	204,725	$ 24,055,187
CIGNA Corp.	103,200	9,649,200
Hartford Financial Services Group, Inc.	561,300	31,397,719
Lincoln National Corp.	66,300	2,395,088
Marsh & McLennan Cos., Inc.	52,200	5,451,637
St. Paul Cos., Inc.	117,100	3,996,038
		$ 76,944,869

Issuer	Shares	Value
U.S. Stocks — continued		
Machinery — 1.6%		
Deere & Co., Inc.	587,800	$ 21,748,600
Ingersoll Rand Co.	228,200	9,185,050
W.W. Grainger, Inc.	118,700	3,657,444
		$ 34,591,094
Medical and Health Products — 6.8%		
American Home Products Corp.	224,500	$ 13,189,375
Bausch & Lomb, Inc.	130,300	10,081,962
Bristol-Myers Squibb Co.	680,500	39,639,125
Johnson & Johnson Co.	31,400	3,198,875
Pfizer, Inc.	1,579,225	75,802,800
Schering Plough Corp.	165,300	8,347,650
		$ 150,259,787
Medical and Health Technology and Services — 1.3%		
Medtronic, Inc.	403,826	$ 20,115,583
PE Corp.-PE Biosystems Group	26,400	1,739,100
UnitedHealth Group, Inc.*	77,600	6,654,200
		$ 28,508,883
Oil Services — 0.7%		
Baker Hughes, Inc.	416,400	$ 13,324,800
Global Marine, Inc.*	114,600	3,230,288
		$ 16,555,088
Oils — 5.1%		
Chevron Corp.	82,470	$ 6,994,487
Coastal Corp.	400,100	24,356,087
Conoco, Inc.	753,400	18,505,388
Exxon Mobil Corp.	681,942	53,532,447
Transocean Sedco Forex, Inc.	156,000	8,336,250
		$ 111,724,659
Printing and Publishing — 2.1%		
Gannett Co., Inc.	279,500	$ 16,717,594
New York Times Co.	436,200	17,229,900
Tribune Co.	325,700	11,399,500
		$ 45,346,994
Restaurants and Lodging — 0.2%		
McDonald's Corp.	160,300	$ 5,279,881
Retail — 2.7%		
CVS Corp.	666,700	$ 26,668,000
Wal-Mart Stores, Inc.	574,000	33,076,750
		$ 59,744,750
Supermarkets — 2.7%		
Kroger Co.*	470,500	$ 10,380,406
Safeway, Inc.*	1,105,700	49,894,713
		$ 60,275,119
Telecommunications — 10.6%		
Alltel Corp.	328,000	$ 20,315,500
Bell Atlantic Corp.	665,500	33,815,719
BroadWing, Inc.*	239,500	6,212,031
Cabletron Systems, Inc.*	313,200	7,908,300
Cisco Systems, Inc.*	755,600	48,027,825
Comcast Corp., "A"*	22,400	907,200
Corning, Inc.	177,100	47,794,862
Qwest Communications International, Inc.*	64,100	3,184,969
SBC Communications, Inc.	428,594	18,536,691
Sprint Corp.	250,000	12,750,000
Tellabs, Inc.*	200,400	13,714,875
WorldCom, Inc.*	439,553	20,164,494
		$ 233,332,466

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Utilities — Electric — 0.8%		
Peco Energy Co.	381,700	$ 15,387,281
Unicom Corp.	89,400	3,458,663
		$ 18,845,944
Utilities — Gas — 0.7%		
Enron Corp.	82,700	$ 5,334,150
Williams Cos., Inc.	238,100	9,925,794
		$ 15,259,944
Utilities — Telephone — 0.2%		
BellSouth Corp.	111,500	$ 4,752,688
Total U.S. Stocks		$1,864,055,984
Foreign Stocks — 10.3%		
Bermuda — 0.4%		
Global Crossing Ltd. (Telecommunications)*	311,900	$ 8,206,869
Canada — 2.4%		
Canadian National Railway Co. (Railroads)	160,600	$ 4,687,512
Nortel Networks Corp. (Telecommunications)	721,100	49,215,075
		$ 53,902,587
Finland — 0.4%		
Nokia Corp., ADR (Telecommunications)	167,700	$ 8,374,519
Japan — 0.6%		
Fast Retailing Co. (Retail)	15,200	$ 6,361,991
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	453	6,021,210
		$ 12,383,201
Netherlands — 1.9%		
Akzo Nobel N.V. (Chemicals)	172,800	$ 7,340,493
ING Groep N.V. (Financial Services)*	77,600	5,244,650
KPN N.V. (Telecommunications)* . . .	136,176	6,090,202
Royal Dutch Petroleum Co. (Oils) . .	387,100	24,056,125
		$ 42,731,470
Switzerland — 0.6%		
Nestle S.A. (Food and Beverage Products)	6,943	$ 13,900,475
United Kingdom — 4.0%		
AstraZeneca Group PLC (Medical and Health Products)	185,800	$ 8,670,121
BP Amoco PLC, ADR (Oils)	1,032,722	58,413,338
HSBC Holdings PLC (Banks and Credit Cos.)	369,900	4,227,106
Reuters Group PLC, ADR (Business Services)	71,400	7,135,537
Vodafone AirTouch PLC (Telecommunications)*	2,370,376	9,573,105
		$ 88,019,207
Total Foreign Stocks		$ 227,518,328
Total Stocks (Identified Cost, $1,825,953,198)		$2,091,574,312

Preferred Stock — 0.1%

Issuer	Shares	Value
Energy — 0.1%		
TXU Corp.* (Identified Cost, $1,995,309)	48,200	$ 1,674,950

Convertible Preferred Stock — 0.4%

Issuer	Shares	Value
Bermuda — 0.4%		
Global Crossing Ltd., 6.75% (Telecommunications) (Identified Cost, $9,175,000)	36,700	$ 8,046,475

Convertible Bonds — 0.3%

Issuer	Principal Amount (000 Omitted)	Value
Financial Services — 0.1%		
Bell Atlantic Financial Services, Inc., 4.25s, 2005##	$ 2,721	$ 3,306,015
Oils — 0.1%		
Transocean Sedco Forex, Inc., 0s, 2020	$ 2,310	$ 1,393,161
Telecommunications — 0.1%		
NTL, Inc., 5.75s, 2009s##	$ 4,256	$ 3,340,960
Total Convertible Bonds (Identified Cost, $8,670,618)		$ 8,040,136

Short-Term Obligations — 4.3%

Issuer	Principal Amount (000 Omitted)	Value
American Express Credit Corp., due 7/03/00	$41,705	$ 41,689,059
Federal Home Loan Mortgage Corp., due 7/05/00	20,000	19,985,889
Morgan Stanley Dean Witter, due 7/05/00	32,785	32,760,047
Total Short-Term Obligations, at Amortized Cost		$ 94,434,995
Total Investments (Identified Cost, $1,940,229,120)		$2,203,770,868

Other Assets, Less Liabilities — 0.2%

		4,485,625
Net Assets — 100.0%		$2,208,256,493

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000

Research Series

Stocks — 99.1%

Issuer	Shares	Value
U.S. Stocks — 89.5%		
Aerospace — 1.8%		
Boeing Co.	275,500	$11,519,344
General Dynamics Corp.	60,800	3,176,800
United Technologies Corp.	144,600	8,513,325
		$23,209,469
Banks and Credit Companies — 2.2%		
Capital One Financial Corp.	121,600	$ 5,426,400
Chase Manhattan Corp.	180,688	8,322,941
PNC Bank Corp.	104,000	4,875,000
Providian Financial Corp.	77,900	7,011,000
U.S. Bancorp	177,170	3,410,523
		$29,045,864
Biotechnology — 2.2%		
Pharmacia Corp.	560,020	$28,946,034
Business Machines — 5.2%		
Hewlett-Packard Co.	113,300	$14,148,337
International Business Machines Corp.	100,200	10,978,163
Seagate Technology, Inc.*	141,600	7,788,000
Sun Microsystems, Inc.*	387,100	35,201,906
		$68,116,406
Business Services — 2.5%		
Automatic Data Processing, Inc.	231,900	$12,421,144
BEA Systems, Inc.*	39,000	1,928,063
Computer Sciences Corp.*	196,600	14,683,562
Digimarc Corp.*	6,990	269,115
Fiserv, Inc.*	89,877	3,887,180
		$33,189,064
Cellular Telephones — 2.3%		
Motorola, Inc.	420,805	$12,229,645
Sprint Corp. (PCS Group)*	305,200	18,159,400
		$30,389,045
Chemicals — 0.3%		
Rohm & Haas Co.	124,500	$ 4,295,250
Computer Hardware — Systems — 0.7%		
Compaq Computer Corp.	180,800	$ 4,621,700
Dell Computer Corp.*	104,000	5,128,500
		$ 9,750,200
Computer Software — Personal Computers — 3.4%		
America Online, Inc.*	207,700	$10,956,175
Microsoft Corp.*	414,000	33,120,000
		$44,076,175
Computer Software — Services — 2.6%		
EMC Corp.*	437,600	$33,667,850
Computer Software — Systems — 4.8%		
BMC Software, Inc.*	110,400	$ 4,027,875
Computer Associates International, Inc.	85,400	4,371,412
Comverse Technology, Inc.*	117,600	10,936,800
E.piphany, Inc.*	18,400	1,972,250
I2 Technologies, Inc.*	35,800	3,732,709
Liberate Technologies*	46,150	1,352,772
Oracle Corp.*	259,174	21,786,814
Rational Software Corp.*	30,500	2,834,594
Siebel Systems, Inc.*	17,000	2,780,563
VERITAS Software Corp.*	78,000	8,815,219
		$62,611,008
Conglomerates — 2.6%		
Tyco International Ltd.	723,024	$34,253,262

Issuer	Shares	Value
U.S. Stocks — continued		
Consumer Goods and Services — 1.4%		
Clorox Co.	179,500	$ 8,043,844
Colgate-Palmolive Co.	170,100	10,184,737
		$ 18,228,581
Containers — 0.1%		
Owens Illinois, Inc.*	160,800	$ 1,879,350
Electrical Equipment — 2.7%		
General Electric Co.	657,900	$ 34,868,700
Electronics — 9.5%		
Analog Devices, Inc.*	93,566	$ 7,111,016
Atmel Corp.*	140,300	5,173,563
Fairchild Semiconductor International Co.*	69,800	2,826,900
Flextronics International Ltd.*	133,733	9,185,785
Intel Corp.	404,100	54,023,119
Lam Research Corp.*	174,400	6,540,000
LSI Logic Corp.*	100,500	5,439,563
Micron Technology, Inc.*	213,000	18,757,312
SCI Systems, Inc.*	41,100	1,610,606
Solectron Corp.*	156,000	6,532,500
Teradyne, Inc.*	92,300	6,784,050
		$123,984,414
Energy — 0.2%		
Devon Energy Corp.	47,900	$ 2,691,381
Entertainment — 3.0%		
Infinity Broadcasting Corp., "A"*	278,475	$ 10,146,933
Macromedia, Inc.*	50,900	4,921,394
Time Warner, Inc.	142,700	10,845,200
Viacom, Inc., "B"*	196,861	13,423,459
		$ 39,336,986
Financial Institutions — 4.0%		
Associates First Capital Corp., "A"	421,506	$ 9,404,853
Citigroup, Inc.	276,500	16,659,125
Freddie Mac Corp.	244,300	9,894,150
Lehman Brothers Holdings, Inc.	34,200	3,234,037
Merrill Lynch & Co., Inc.	72,500	8,337,500
Morgan Stanley Dean Witter & Co.	50,700	4,220,775
State Street Corp.	4,600	487,888
		$ 52,238,328
Financial Services — 0.5%		
AXA Financial, Inc.	200,700	$ 6,823,800
Food and Beverage Products — 1.3%		
Anheuser-Busch Cos., Inc.	142,000	$ 10,605,625
Quaker Oats Co.	88,700	6,663,588
		$ 17,269,213
Forest and Paper Products — 0.2%		
Bowater, Inc.	66,600	$ 2,938,725
Insurance — 2.5%		
American International Group, Inc.	111,675	$ 13,121,812
Hartford Financial Services Group, Inc.	127,900	7,154,406
Marsh & McLennan Cos., Inc.	48,100	5,023,444
MetLife, Inc.*	225,130	4,741,801
St. Paul Cos., Inc.	61,400	2,095,275
		$ 32,136,738
Internet — 1.0%		
InterWorld Corp.*	11,800	$ 241,900
Selectica, Inc.*	11,060	774,891
VeriSign, Inc.*	64,600	11,401,900
		$ 12,418,691

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Machinery — 1.0%		
Deere & Co., Inc.	197,000	$ 7,289,000
Ingersoll Rand Co.	146,900	5,912,725
		$ 13,201,725
Medical and Health Products — 4.3%		
American Home Products Corp.	181,900	$ 10,686,625
Bausch & Lomb, Inc.	89,100	6,894,112
Bristol-Myers Squibb Co.	404,000	23,533,000
Pfizer, Inc.	319,000	15,312,000
		$ 56,425,737
Medical and Health Technology and Services — 0.8%		
Medtronic, Inc.	203,700	$ 10,146,806
Metals and Minerals — 0.2%		
Alcoa, Inc.	96,400	$ 2,795,600
Oil Services — 2.2%		
Baker Hughes, Inc.	141,100	$ 4,515,200
Cooper Cameron Corp.*	21,400	1,412,400
Global Marine, Inc.*	397,300	11,198,894
Noble Drilling Corp.*	165,400	6,812,412
Weatherford International, Inc.*	138,000	5,494,125
		$ 29,433,031
Oils — 4.4%		
Conoco, Inc.	594,200	$ 14,595,037
EOG Resources, Inc.	172,900	5,792,150
Exxon Mobil Corp.	278,578	21,868,373
Santa Fe International Corp.	133,700	4,671,144
Transocean Sedco Forex, Inc.	207,800	11,104,313
		$ 58,031,017
Printing and Publishing — 0.4%		
Tribune Co.	149,100	$ 5,218,500
Retail — 3.6%		
CVS Corp.	555,100	$ 22,204,000
Office Depot, Inc.*	617,000	3,856,250
RadioShack Corp.	233,600	11,066,800
Wal-Mart Stores, Inc.	173,900	10,020,987
		$ 47,148,037
Special Products and Services — 0.3%		
SPX Corp.*	36,200	$ 4,377,938
Supermarkets — 1.7%		
Safeway, Inc.*	490,493	$ 22,133,497
Telecommunications — 12.0%		
Allegiance Telecom, Inc.*	15,400	$ 985,600
Ancor Communications, Inc.*	35,050	1,253,585
Bell Atlantic Corp.	117,900	5,990,794
Cabletron Systems, Inc.*	151,400	3,822,850
CIENA Corp.*	97,300	16,218,694
Cisco Systems, Inc.*	678,500	43,127,156
Corning, Inc.	86,012	23,212,488
Intermedia Communications, Inc.*	25,300	752,675
Level 3 Communications, Inc.*	38,800	3,414,400
Metromedia Fiber Network, Inc., “A”*	383,200	15,208,250
Qwest Communications International, Inc.*	192,300	9,554,906
Sprint Corp.	263,600	13,443,600
Tellabs, Inc.*	58,600	4,010,438
Time Warner Telecom, Inc.*	23,700	1,525,688
Winstar Communications, Inc.*	22,200	752,025
WorldCom, Inc.*	310,096	14,225,654
		$ 157,498,803
Telecommunications and Cable — 0.5%		
Comcast Corp., “A”*	173,300	$ 7,018,650

Issuer	Shares	Value
U.S. Stocks — continued		
Utilities — Electric — 0.7%		
AES Corp.*	208,200	$ 9,499,125
Utilities — Gas — 0.4%		
Williams Cos., Inc.	117,200	$ 4,885,775
Total U.S. Stocks		$1,174,178,775
Foreign Stocks — 9.6%		
Bermuda — 1.2%		
FLAG Telecom Holdings Ltd. (Telecommunications)*	199,820	$ 2,972,323
Global Crossing Ltd. (Telecommunications)*	476,800	12,545,800
		$ 15,518,123
Canada — 2.1%		
Nortel Networks Corp. (Telecommunications)	404,000	$ 27,573,000
France — 0.3%		
Business Objects S.A., ADR (Computer Software — Systems)*	10,300	$ 907,687
Total S.A., “B” (Oils)	16,600	2,544,926
		$ 3,452,613
Ireland — 0.1%		
Trintech Group PLC, ADR (Computer Software — Products)*	73,000	$ 1,438,328
Japan — 1.3%		
AFLAC, Inc. (Insurance)	55,100	$ 2,531,156
Fast Retailing Co. (Retail)	9,300	3,892,534
Hitachi Ltd. (Electronics)	241,000	3,475,962
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	576	7,656,108
		$ 17,555,760
Netherlands — 1.5%		
KPN N.V. (Telecommunications)*	172,346	$ 7,707,833
Royal Dutch Petroleum Co. (Oils)	202,600	12,590,470
		$ 20,298,303
United Kingdom — 3.1%		
AstraZeneca Group PLC (Medical and Health Products)	122,400	$ 5,711,641
BAE Systems PLC (Aerospace)*	1,285,900	8,013,619
BP Amoco PLC, ADR (Oils)	325,096	18,388,242
HSBC Holdings PLC (Banks and Credit Cos.)	332,900	3,804,281
Lloyds TSB Group PLC (Banks and Credit Cos.)*	1,304	12,308
Vodafone AirTouch PLC (Telecommunications)*	1,191,488	4,811,996
		$ 40,742,087
Total Foreign Stocks		$ 126,578,214
Total Stocks (Identified Cost, $1,047,373,842)		$1,300,756,989

Short-Term Obligation — 0.1%

	Principal Amount (000 Omitted)	Value
Associates First Capital Corp., due 7/03/00, at Amortized Cost	$ 1,856	$ 1,855,289
Total Investments (Identified Cost, $1,049,229,131)		$1,302,612,278
Other Assets, Less Liabilities — 0.8%		10,026,530
Net Assets — 100.0%		$1,312,638,808

See portfolio footnotes and notes to financial statements.

Total Return Series

Stocks — 53.6%

Issuer	Shares	Value
U.S. Stocks — 46.3%		
Aerospace — 2.0%		
Boeing Co.	247,200	$ 10,336,050
Honeywell International, Inc.	157,001	5,288,971
TRW, Inc.	230,300	9,989,263
United Technologies Corp.	129,200	7,606,650
		$ 33,220,934
Automotive — 0.6%		
Delphi Automotive Systems Corp.	549,000	$ 7,994,813
Ford Motor Co.	65,589	2,820,327
Visteon Corp.*	8,587	104,117
		$ 10,919,257
Banks and Credit Companies — 1.4%		
Bank America Corp.	205,800	$ 8,849,400
Bank of New York Co., Inc.	97,312	4,525,008
Bank One Corp.	40,570	1,077,641
PNC Bank Corp.	217,100	10,176,562
		$ 24,628,611
Biotechnology — 1.7%		
Abbott Laboratories, Inc.	320,800	$ 14,295,650
Pharmacia Corp.	281,188	14,533,905
		$ 28,829,555
Business Machines — 0.4%		
Hewlett-Packard Co.	10,700	$ 1,336,162
International Business Machines Corp.	20,700	2,267,944
Xerox Corp.	114,800	2,382,100
		$ 5,986,206
Business Services — 0.6%		
Automatic Data Processing, Inc.	144,600	$ 7,745,138
United Parcel Service, Inc.	30,220	1,782,980
		$ 9,528,118
Cellular Telephones — 0.8%		
Motorola, Inc.	231,100	$ 6,716,344
Telephone & Data Systems, Inc.	73,900	7,408,475
		$ 14,124,819
Chemicals — 1.1%		
Air Products & Chemicals, Inc.	186,000	$ 5,731,125
Rohm & Haas Co.	378,500	13,058,250
		$ 18,789,375
Computer Software — Personal Computers — 0.3%		
Microsoft Corp.*	55,000	$ 4,400,000
Conglomerates — 0.4%		
Eastern Enterprises Co.	91,700	$ 5,777,100
Tyco International Ltd.	24,144	1,143,822
		$ 6,920,922
Consumer Goods and Services — 0.4%		
Fortune Brands, Inc.	80,000	$ 1,845,000
Kimberly-Clark Corp.	74,100	4,251,488
		$ 6,096,488
Electrical Equipment — 1.3%		
Emerson Electric Co.	355,400	$ 21,457,275
General Electric Co.	12,400	657,200
		$ 22,114,475
Electronics		
Agilent Technologies, Inc.*	4,080	$ 300,900
Energy — 1.0%		
Devon Energy Corp.	255,000	$ 14,327,812
Sierra Pacific Resources Co.	205,920	2,586,870
		$ 16,914,682

Issuer	Shares	Value
U.S. Stocks — continued		
Entertainment — 1.1%		
Disney (Walt) Co.	31,400	$ 1,218,713
Harrah's Entertainment, Inc.*	281,000	5,883,437
Time Warner, Inc.	115,300	8,762,800
Viacom, Inc., "B"*	46,655	3,181,288
		$ 19,046,238
Financial Institutions — 1.8%		
Citigroup, Inc.	201,800	$ 12,158,450
Edwards (A.G.), Inc.	204,450	7,973,550
Freddie Mac Corp.	113,700	4,604,850
Merrill Lynch & Co., Inc.	54,600	6,279,000
		$ 31,015,850
Financial Services — 1.7%		
AXA Financial, Inc.	422,530	$ 14,366,020
Mellon Financial Corp.	418,600	15,252,737
		$ 29,618,757
Food and Beverage Products — 1.6%		
Archer-Daniels-Midland Co.	499,434	$ 4,900,696
General Mills, Inc.	137,000	5,240,250
Hershey Foods Corp.	54,500	2,643,250
McCormick & Co., Inc.	70,100	2,278,250
Quaker Oats Co.	150,800	11,328,850
		$ 26,391,296
Forest and Paper Products — 0.2%		
Bowater, Inc.	63,800	$ 2,815,175
Gas — 0.3%		
Sunoco, Inc.	195,200	$ 5,746,200
Health Care — 0.2%		
HCA Healthcare Co.*	110,000	$ 3,341,250
Insurance — 5.8%		
Allstate Corp.	65,800	$ 1,464,050
American International Group, Inc.	12,500	1,468,750
Chubb Corp.	78,900	4,852,350
CIGNA Corp.	68,600	6,414,100
Hartford Financial Services Group, Inc.	431,900	24,159,406
Jefferson Pilot Corp.	85,100	4,802,831
Lincoln National Corp.	392,000	14,161,000
Marsh & McLennan Cos., Inc.	136,600	14,266,163
MetLife, Inc.*	161,530	3,402,226
ReliaStar Financial Corp.	146,300	7,671,606
St. Paul Cos., Inc.	449,100	15,325,537
		$ 97,988,019
Machinery — 1.2%		
Deere & Co., Inc.	334,400	$ 12,372,800
Ingersoll Rand Co.	147,200	5,924,800
W.W. Grainger, Inc.	86,400	2,662,200
		$ 20,959,800
Medical and Health Products — 1.6%		
American Home Products Corp.	230,930	$ 13,567,137
Baxter International, Inc.	32,300	2,271,094
Bristol-Myers Squibb Co.	183,000	10,659,750
		$ 26,497,981
Metals and Minerals — 0.1%		
Alcoa, Inc.	65,800	$ 1,908,200
Oil Services — 2.7%		
Halliburton Co.	430,500	$ 20,314,219
Noble Drilling Corp.*	600,800	24,745,450
		$ 45,059,669

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Oils — 4.7%		
Apache Corp.	135,900	$ 7,992,619
Chevron Corp.	36,400	3,087,175
Coastal Corp.	524,000	31,898,500
Conoco, Inc., "A"	395,400	8,698,800
Exxon Mobil Corp.	293,618	23,049,013
Transocean Sedco Forex, Inc.	105,000	5,610,937
		$ 80,337,044
Photographic Products		
Eastman Kodak Co.	12,400	$ 737,800
Printing and Publishing — 1.8%		
Gannett Co., Inc.	215,300	$ 12,877,631
New York Times Co.	291,000	11,494,500
Tribune Co.	187,400	6,559,000
		$ 30,931,131
Railroads — 0.3%		
Burlington Northern Santa Fe Railway Co.	210,300	$ 4,823,756
Real Estate Investment Trusts — 0.5%		
Equity Residential Properties Trust .	168,500	$ 7,751,000
Restaurants and Lodging — 0.2%		
McDonald's Corp.	86,200	$ 2,839,213
Supermarkets — 1.1%		
Kroger Co.*	402,700	$ 8,884,569
Safeway, Inc.*	223,700	10,094,462
		$ 18,979,031
Telecommunications — 3.3%		
Alltel Corp.	66,700	$ 4,131,231
AT&T Corp.	99,400	3,143,525
Bell Atlantic Corp.	31,600	1,605,675
GTE Corp.	434,600	27,053,850
SBC Communications, Inc.	385,006	16,651,510
Sprint Corp.	61,000	3,111,000
		$ 55,696,791
Telecommunications and Cable — 0.3%		
Comcast Corp., "A"*	111,500	$ 4,515,750
Utilities — Electric — 1.6%		
CMS Energy Corp.	94,700	$ 2,095,238
CP&L Energy, Inc.*	222,200	7,096,512
Duke Energy Corp.	169,000	9,527,375
Peco Energy Co.	65,000	2,620,312
Pinnacle West Capital Corp.	164,000	5,555,500
		$ 26,894,937
Utilities — Gas — 2.2%		
Columbia Energy Group	85,200	$ 5,591,250
El Paso Energy Corp.	68,100	3,468,844
National Fuel Gas Co.	239,000	11,651,250
Washington Gas Light Co.	44,700	1,075,594
Williams Cos., Inc.	393,300	16,395,693
		$ 38,182,631
Total U.S. Stocks		$ 784,851,861
Foreign Stocks — 7.3%		
France — 0.1%		
Axa (Insurance)	12,600	$ 1,984,614
Japan — 0.3%		
Nippon Telegraph & Telephone Corp., ADR (Utilities — Telephone)	73,000	$ 4,991,375
Netherlands — 3.5%		
Akzo Nobel N.V. (Chemicals)	478,780	$ 20,338,434

Issuer	Shares	Value
Foreign Stocks — continued		
Netherlands — continued		
ING Groep N.V. (Financial Services)*	266,644	$ 18,021,319
Royal Dutch Petroleum Co., ADR (Oils)	328,600	20,229,438
		$ 58,589,191
Switzerland — 0.6%		
Nestle S.A. (Food and Beverage Products)	5,250	$ 10,510,946
United Kingdom — 2.8%		
BP Amoco PLC, ADR (Oils)	457,920	$ 25,901,100
Diageo PLC (Food and Beverage Products)*	1,157,539	10,382,803
HSBC Holdings PLC (Banks and Credit Cos.)	683,500	7,810,832
SmithKline-Beecham PLC, ADR (Medical and Health Products) . .	49,200	3,207,225
		$ 47,301,960
Total Foreign Stocks		$ 123,378,086
Total Stocks (Identified Cost, $850,942,252)		$ 908,229,947

Bonds — 40.3%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 40.1%		
Airlines — 0.2%		
Jet Equipment Trust, 9.41s, 2010##	$ 982	$ 1,053,080
Jet Equipment Trust, 8.64s, 2012##	883	864,458
Jet Equipment Trust, 11.44s, 2014## .	1,200	1,327,680
Jet Equipment Trust, 10.69s, 2015## .	1,000	1,086,960
		$ 4,332,178
Automotive — 2.5%		
DaimlerChrysler, 6.63s, 2001	$ 5,052	$ 5,017,950
DaimlerChrysler, 7.75s, 2003	2,690	2,711,762
DaimlerChrysler, 7.4s, 2005	4,893	4,854,296
Ford Credit Auto Owner Trust, 6.2s, 2002	3,496	3,479,757
Ford Motor Co., 8.9s, 2032	2,140	2,340,218
Ford Motor Credit Co., 6.7s, 2004 . .	11,486	11,128,326
Ford Motor Credit Co., 7.75s, 2007 .	5,108	5,064,378
Ford Motor Credit Co., 5.8s, 2009 . .	1,786	1,553,802
Ford Motor Credit Co., 7.875s, 2010	5,463	5,462,016
General Motors Corp., 9.4s, 2021 . .	1,187	1,352,646
		$ 42,965,151
Banks and Credit Companies — 1.7%		
Beaver Valley Funding Corp. II, 9s, 2017	$ 7,404	$ 7,550,377
Capital One Financial Corp., 7.25s, 2003	1,500	1,464,576
Chase Manhattan Corp., 6.75s, 2004	3,798	3,699,936
Colonial Capital II, 8.92s, 2027	1,115	933,098
Fleet National Bank, 5.75s, 2009 . .	1,360	1,175,339
Midamerican Funding LLC, 5.85s, 2001	2,810	2,779,562
Midamerican Funding LLC, 6.927s, 2029	3,553	2,957,023
Midland Cogeneration Venture Corp., 10.33s, 2002	342	348,868
Midland Funding Corp., 10.33s, 2002	2,236	2,280,640
Midland Funding Corp. II, "A", 11.75s, 2005	1,125	1,259,347

Portfolio of Investments (Unaudited) — continued

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Banks and Credit Companies — continued		
Riggs National Corp., 9.65s, 2009 .	$ 850	$ 841,500
Socgen Real Estate Co., 7.64s, 2049##	1,137	1,040,594
State Street Corp., 7.65s, 2010	896	894,423
Washington Mutual Capital I, 8.375s, 2027	1,300	1,152,632
		$ 28,377,915
Conglomerates — 0.3%		
Eaton Corp., 6.95s, 2004	$ 1,267	$ 1,239,836
News America Holdings, Inc., 6.625s, 2008	234	214,554
News America Holdings, Inc., 6.703s, 2034	3,822	3,636,939
		$ 5,091,329
Corporate Asset Backed — 4.1%		
American Airlines Pass-Through Trust, 6.855s, 2009	$ 1,708	$ 1,667,127
Banamex Credit Card Merchant Voucher, 6.25s, 2003##	1,464	1,430,590
BCF LLC, 7.75s, 2026##	468	254,216
Bear Stearns Commercial Mortgage Securities, Inc., 6.8s, 2008	3,388	3,317,755
Beneficial Home Equity Loan Trust, 6.731s, 2037	4,498	4,475,143
Chase Commercial Mortgage Securities Corp., 6.39s, 2008 . . .	2,480	2,317,871
Chase Commercial Mortgage Securities Corp., 7.543s, 2009 . .	977	976,980
Commerce 2000, 6.93s, 2011	3,125	3,125,000
Commerce 2000, 6.95s, 2011	2,087	2,088,766
Contimorgage Home Equity, 6.13s, 2013	2,883	2,863,140
Continental Airlines Pass-Through Trust, Inc., 9.5s, 2013	754	765,411
Continental Airlines Pass-Through Trust, Inc., 6.648s, 2017	3,439	3,111,354
Continental Airlines Pass-Through Trust, Inc., 6.545s, 2019	740	666,532
Continental Airlines Pass-Through Trust, Inc., 7.256s, 2020	1,885	1,751,204
Criimi Mae Commercial Mortgage Trust, 7s, 2011	1,630	1,414,025
Criimi Mae Corp., 6.701s, 2008 . . .	1,272	1,139,632
CWMBS, Inc. Pass-Through Trust, 8s, 2030	5,259	5,231,062
GS Mortgage Securities Corp. II, 6.06s, 2030	5,316	5,083,333
Istar Receivables Trust, 6.87s, 2003	1,687	1,688,339
Merrill Lynch Mortgage Investors, Inc., 8.434s, 2022†	514	491,031
Morgan (JP) Commercial Mortgage Finance Corp., 6.903s, 2010	1,795	1,796,193
Morgan (JP) Commercial Mortgage Finance Corp., 6.613s, 2030	1,179	1,120,288
Northwest Airlines, Inc., 6.81s, 2020	876	794,075
Residential Accredit Loans, Inc., 6.75s, 2028	6,300	5,931,828
Residential Accredit Loans, Inc., 7s, 2028	3,000	2,826,428
Time Warner Pass-Through Asset Trust, 6.1s, 2001##	13,202	12,949,974
		$ 69,277,297

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Electrical Equipment — 0.2%		
American Tower Corp., 5s, 2010 . . .	$2,870	$ 2,905,875
Entertainment — 0.8%		
Hearst Argyle Television, Inc., 7.5s, 2027	$4,364	$ 3,681,427
Time Warner Entertainment Co. LP, 8.375s, 2033	2,155	2,172,563
Time Warner, Inc., 10.15s, 2012 . . .	5,186	5,951,661
Time Warner, Inc., 9.15s, 2023	832	903,336
Time Warner, Inc., 6.625s, 2029 . . .	1,325	1,093,695
		$ 13,802,682
Finance — 0.1%		
Countrywide Funding Corp., 6.25s, 2009	$1,885	$ 1,644,550
Financial Institutions — 3.6%		
Associates Corp., 5.75s, 2003	$3,774	$ 3,585,866
Associates Corp., 5.5s, 2004	9,995	9,280,657
AT&T Capital Corp., 6.25s, 2001 . . .	5,143	5,083,341
General Motors Acceptance Corp., 6.75s, 2002	3,642	3,580,050
General Motors Acceptance Corp., 5.95s, 2003	5,481	5,276,668
General Motors Acceptance Corp., 7.625s, 2004	6,125	6,137,924
Goldman Sachs Group LP, 5.9s, 2003	3,400	3,272,194
GS Escrow Corp., 6.75s, 2001	5,982	5,811,423
Household Finance Corp., 7.875s, 2007	4,235	4,218,568
Merrill Lynch & Co., Inc., 6.07s, 2004	8,179	7,754,674
Salton Sea Funding Corp., 7.37s, 2005	1,199	1,152,669
Salton Sea Funding Corp., 7.84s, 2010	2,325	2,270,130
Salton Sea Funding Corp., 8.3s, 2011	627	630,185
Sunamerica Institutional, 5.75s, 2009	2,804	2,445,621
United Companies Financial Corp., 7.7s, 2004	850	295,375
		$ 60,795,345
Financial Services — 2.1%		
AIG Sunamerica Global Financing I, 7.4s, 2003	$4,233	$ 4,242,863
AIG Sunamerica Global Financing II, 7.6s, 2005	3,135	3,167,729
Bellsouth Capital Funding Corp., 7.75s, 2010	2,533	2,533,101
Deere (John) Capital Corp., 7s, 2002	1,816	1,804,069
General Electric Capital Corp., 7.5s, 2005	3,643	3,680,377
General Electric Capital Corp., 8.7s, 2007	2,250	2,420,091
General Electric Capital Corp., 8.75s, 2007	904	980,714
General Electric Capital Corp., 8.85s, 2007	1,325	1,441,613
General Electric Capital Corp., 8.5s, 2008	1,582	1,708,560
Morgan Stanley Group, Inc., 7.125s, 2003	3,170	3,149,680

Portfolio of Investments (Unaudited) — continued

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Financial Services — continued		
Sprint Capital Corp., 6.5s, 2001 . . .	$4,994	$ 4,929,827
Sprint Capital Corp., 5.875s, 2004 .	6,453	6,057,883
Sprint Capital Corp., 6.9s, 2019 . . .	566	503,265
		$ 36,619,772
Food and Beverage Products — 0.8%		
Nabisco, Inc., 6.375s, 2035	$1,554	$ 1,389,416
Seagram (Joseph E) & Sons, Inc., 5.79s, 2001	3,668	3,616,465
Seagram (Joseph E) & Sons, Inc., 6.4s, 2003	5,950	5,694,983
Seagram (Joseph E) & Sons, Inc., 7.5s, 2018	3,171	3,033,315
		$ 13,734,179
Forest and Paper Products — 0.4%		
Georgia-Pacific Corp., 9.95s, 2002 .	$ 903	$ 934,930
Georgia-Pacific Corp., 9.875s, 2021	2,825	2,964,329
Georgia-Pacific Corp., 9.5s, 2022 . .	2,240	2,333,767
		$ 6,233,026
Housing — 0.1%		
Residential Funding Mortgage Securities, Inc., 7.66s, 2012	$1,032	$ 1,029,662
Insurance — 0.6%		
Aflac, Inc., 6.5s, 2009	$6,601	$ 5,973,707
Atlantic Mutual Insurance Co., 8.15s, 2028	3,331	2,625,527
Providian Capital I, 9.525s, 2027 . .	2,706	2,123,182
		$ 10,722,416
Oil Services — 0.2%		
Phillips Petroleum Co., 8.5s, 2005 . .	$1,968	$ 2,033,101
Ultramar Diamond Shamrock Corp., 7.2s, 2017	1,680	1,469,782
		$ 3,502,883
Oils — 0.1%		
Occidental Petroleum Corp., 6.4s, 2003	$2,700	$ 2,607,606
Printing and Publishing — 0.1%		
News America Holdings, Inc., 7.3s, 2028	$2,340	$ 1,997,845
Railroads — 0.2%		
Union Pacific Corp., 5.78s, 2001 . .	$1,289	$ 1,259,159
Union Pacific Corp., 6.34s, 2003 . .	1,896	1,817,923
		$ 3,077,082
Retail — 0.5%		
Federated Department Stores, Inc., 8.5s, 2003	$4,793	$ 4,836,952
Federated Department Stores, Inc., 6.3s, 2009	3,815	3,352,240
		$ 8,189,192
Telecommunications — 0.6%		
TCI Communications Financing III, 9.65s, 2027	$5,766	$ 6,370,277
Telecomunicaciones de Puerto Rico, Inc., 6.65s, 2006	1,716	1,623,840
WorldCom, Inc., 8.875s, 2006	1,600	1,658,976
		$ 9,653,093
Telecommunications and Cable — 0.1%		
Belo Ah Corp., 7.75s, 2027	$1,513	$ 1,282,222

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
U.S. Federal Agencies — 5.9%		
Federal Home Loan Bank — 0.5%		
Federal Home Loan Bank, 5.7s, 2009	$ 3,575	$ 3,256,611
Federal Home Loan Bank, 6.5s, 2028	5,060	4,775,652
		$ 8,032,263
Federal National Mortgage Association — 5.4%		
FNMA, 5.722s, 2009	$ 5,090	$ 4,563,503
FNMA, 6.5s, 2027 – 2029	35,262	33,326,531
FNMA, 6.625s, 2009	3,045	2,941,744
FNMA, 7s, 2029 – 2030	19,801	19,117,899
FNMA, 7.125s, 2010	15,765	15,826,641
FNMA, 7.25s, 2010	11,685	11,802,668
FNMA, 7.5s, 2028	3,750	3,697,238
		$ 91,276,224
Total U.S. Federal Agencies		$ 99,308,487
U.S. Government Guaranteed — 10.0%		
Government National Mortgage Association — 4.2%		
GNMA, 7s, 2027 – 2028	$11,427	$ 11,109,991
GNMA, 7.5s, 2024 – 2028	31,057	30,844,814
GNMA, 8s, 2022 – 2030	28,514	28,852,020
		$ 70,806,825
U.S. Treasury Obligations — 5.8%		
U.S. Treasury Bonds, 6.125s, 2029 .	$28,476	$ 28,760,760
U.S. Treasury Bonds, 9.875s, 2015 .	28,456	38,584,629
U.S. Treasury Notes, 4.25s, 2010 . .	18,824	19,094,998
U.S. Treasury Notes, 6.5s, 2010 . . .	12,630	13,062,198
		$ 99,502,585
Total U.S. Government Guaranteed		$ 170,309,410
Utilities — Electric — 3.8%		
CalEnergy Co., Inc., 7.23s, 2005 . .	$ 5	$ 4,862
CE Generation LLC, 7.416s, 2018 . .	1,220	1,092,376
Cleveland Electric Illuminating Co., 7.67s, 2004	4,922	4,849,893
Cleveland Electric Illuminating Co., 7.88s, 2017	1,867	1,756,866
Cleveland Electric Illuminating Co., 9s, 2023	1,426	1,441,757
CMS Energy Corp., 8.375s, 2003 . .	1,353	1,308,003
CMS Energy Corp., 8s, 2011	2,132	2,099,419
Commonwealth Edison Company, 8.5s, 2022	3,821	3,801,284
Connecticut Light & Power Co., 7.875s, 2001	388	389,245
Connecticut Light & Power Co., 8.59s, 2003	3,000	2,979,120
Connecticut Light & Power Co., 7.875s, 2024	2,500	2,499,200
Entergy Mississippi, Inc., 6.2s, 2004	1,620	1,536,457
GGIB Funding Corp., 7.43s, 2011 . .	1,100	1,045,663
Gulf States Utilities Co., 8.25s, 2004	816	823,156
Illinois Power Special Purpose Trust, 5.26s, 2003	1,149	1,135,623
Niagara Mohawk Power Corp., 7.25s, 2002	2,358	2,330,346
Niagara Mohawk Power Corp., 7.375s, 2003	542	534,428
Niagara Mohawk Power Corp., 7.75s, 2006	5,437	5,420,852

Portfolio of Investments (Unaudited) — continued

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Utilities — Electric — continued		
Niagara Mohawk Power Corp., 8.77s, 2018	$ 2,935	$ 3,023,226
Niagara Mohawk Power Corp., 8.5s, 2023	1,400	1,392,692
North Atlantic Energy, 9.05s, 2002 .	558	562,084
Northeast Utilities, 8.58s, 2006	2,065	2,075,932
NRG Energy South Central, 8.962s, 2016	1,941	1,947,793
NRG Energy, Inc., 8.7s, 2005	1,340	1,341,829
NSTAR Co., 8s, 2010	1,715	1,723,318
PP&L, Inc., 6.125s, 2001	3,000	2,968,920
Texas Utilities Co., 5.94s, 2001	1,472	1,440,293
Toledo Edison Co., 9.5s, 2001	340	343,907
Toledo Edison Co., 7.875s, 2004 . .	2,350	2,295,668
TXU Eastern Funding Co., 6.15s, 2002	1,094	1,059,987
Utilicorp United, Inc., 7s, 2004	1,012	966,591
Waterford 3 Funding Entergy Corp., 8.09s, 2017	3,201	3,039,762
Wisconsin Electric Power Co., 6.625s, 2002	6,105	6,003,352
		$ 65,233,904
Utilities — Gas — 0.9%		
Coastal Corp., 6.2s, 2004	$ 4,446	$ 4,239,528
Coastal Corp., 7.75s, 2010	4,035	4,007,844
Enron Corp., 7.875s, 2003	1,404	1,412,522
Tennessee Gas Pipeline Co., 7.625s, 2037	2,882	2,690,520
Texas Gas Transmission Corp., 7.25s, 2027	1,700	1,562,506
Williams Gas Pipelines Central, Inc., 7.375s, 2006	1,087	1,058,216
		$ 14,971,136
Utilities — Telephone — 0.2%		
U. S. West Communications, Inc., 7.625s, 2003	$ 3,029	$ 3,020,943
Total U.S. Bonds		$ 680,685,180
Foreign Bonds — 0.2%		
Canada — 0.2%		
AT&T Canada, Inc., 0s to 2003, 9.95s to 2008, (Telecommunications)	$ 639	$ 518,306
Gulf Canada Resources Ltd., 9.25s, 2004 (Oils)	2,445	2,455,244
		$ 2,973,550
Norway		
Union Bank of Norway, 7.35s, 2049 (Banks and Credit Cos.)##	$ 727	$ 708,745
Total Foreign Bonds		$ 3,682,295
Total Bonds (Identified Cost, $701,267,779)		$ 684,367,475

Convertible Preferred Stocks — 1.4%

Issuer	Shares	Value
Containers — 0.1%		
Owens-Illinois, Inc., 4.75%	49,600	$ 1,103,600
Insurance — 0.4%		
Lincoln National Corp., 7.75%	322,000	$ 6,520,500
Utilities — Electric — 0.6%		
CMS Energy Corp., 8.75%	173,000	$ 4,844,000
NiSource, Inc., 7.75%	56,000	2,215,500
TXU Corp., 9.25%	92,300	3,588,162
		$ 10,647,662

Convertible Preferred Stocks — continued

Issuer	Shares	Value
Utilities — Gas — 0.3%		
El Paso Energy Capital Trust I, 4.75%	76,500	$ 4,924,689
Total Convertible Preferred Stocks (Identified Cost, $27,857,558)		$ 23,196,451

Convertible Bonds — 0.7%

Issuer	Principal Amount (000 Omitted)	Value
Business Machines — 0.1%		
Xerox Corp., 0s, 2018	$ 3,630	$ 1,887,600
Conglomerates — 0.6%		
Loews Corp., 3.125s, 2007	$12,500	$ 10,406,250
Total Convertible Bonds (Identified Cost, $12,958,973)		$ 12,293,850

Right — 0.2%

Issuer	Shares	Value
CVS Corp. (Identified Cost, $3,326,899)	45,000	$ 3,186,562

Short-Term Obligations — 3.5%

Issuer	Principal Amount (000 Omitted)	Value
American Express Credit Corp., due 7/03/00	$30,825	$ 30,813,218
Federal Home Loan Mortgage Corp., due 7/03/00 – 7/05/00	28,164	28,150,996
Total Short-Term Obligations, at Amortized Cost		$ 58,964,214
Total Investments (Identified Cost,$1,655,317,675)		$1,690,238,499

Other Assets, Less Liabilities — 0.3%

	5,430,962
Net Assets — 100.0%	$1,695,669,461

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000

Utilities Series

Stocks — 73.3%

Issuer	Shares	Value
U.S. Stocks — 51.6%		
Business Services — 0.2%		
Adelphia Business Solutions*	52,000	$ 1,205,750
Cellular Telephones — 0.7%		
Voicestream Wireless Corp.*	29,200	$ 3,395,869
Computer Software — Systems — 0.4%		
Digex, Inc.*	26,300	$ 1,786,756
StorageNetworks, Inc.*	950	85,738
		$ 1,872,494
Electrical Equipment		
Capstone Turbine Corp.*	3,380	$ 152,311
Electric and Gas Utility Revenue — 0.2%		
SCANA Corp.	47,548	$ 1,147,095
Energy — 2.3%		
Dynegy, Inc.	99,700	$ 6,810,756
NRG Energy, Inc.*	203,370	3,711,503
Sierra Pacific Resources Co.	118,500	1,488,656
		$ 12,010,915
Internet — 0.1%		
VIA Net.Works, Inc.*	27,520	$ 424,840
Metals and Minerals — 0.1%		
USEC, Inc.	83,200	$ 384,800
Oils — 2.8%		
Coastal Corp.	231,400	$ 14,086,475
Special Products and Services — 0.8%		
MCN Energy Group, Inc.	186,900	$ 3,994,987
Telecommunications — 14.3%		
Allegiance Telecom, Inc.*	55,950	$ 3,580,800
Alltel Corp.	192,700	11,935,356
AT&T Corp.	91,040	2,537,740
BroadWing, Inc.*	178,767	4,636,769
Focal Communications Corp.*	11,300	403,975
GTE Corp.	237,500	14,784,375
Intermedia Communications, Inc.* .	2,200	65,450
Metromedia Fiber Network, Inc., "A"*	104,184	4,134,802
MGC Communications, Inc.*	5,344	320,306
Nextlink Communications, Inc., "A"*	41,800	1,585,788
NTL, Inc.*	78,270	4,686,416
Qwest Communications International, Inc.*	13,800	685,688
SBC Communications, Inc.	328,757	14,218,740
Sprint Corp.	21,300	1,086,300
Time Warner Telecom, Inc.*	28,000	1,802,500
UnitedGlobalCom, Inc.*	38,000	1,776,500
Williams Communications Group, Inc.*	87,600	2,907,225
Winstar Communications, Inc.*	53,650	1,817,394
		$ 72,966,124
Telecommunications and Cable — 0.5%		
Comcast Corp., "A"*	65,200	$ 2,640,600
Utilities — Electric — 17.4%		
AES Corp.*	257,200	$ 11,734,750
Atmos Energy Corp.	81,800	1,431,500
Calpine Corp.*	25,200	1,656,900
CMS Energy Corp.	340,536	7,534,359
Constellation Energy Group, Inc. . .	83,700	2,725,481
Duke Energy Corp.	159,700	9,003,088
El Paso Electric Co.*	190,000	2,125,625
FPL Group, Inc.	42,900	2,123,550

Issuer	Shares	Value
U.S. Stocks — continued		
Utilities — Electric — continued		
Keyspan Corp.	331,500	$ 10,193,625
Montana Power Co.	101,300	3,577,156
Northeast Utilities	95,400	2,074,950
Peco Energy Co.	312,800	12,609,750
Pinnacle West Capital Corp.	268,100	9,081,888
Public Service Enterprise Group . . .	76,200	2,638,425
Reliant Energy, Inc.	202,500	5,986,406
Unicom Corp.	107,200	4,147,300
		$ 88,644,753
Utilities — Gas — 11.8%		
Columbia Energy Group	145,850	$ 9,571,406
El Paso Energy Corp.	220,200	11,216,438
Energen Corp.	103,100	2,248,869
Enron Corp.	139,500	8,997,750
Kinder Morgan, Inc.	268,400	9,276,575
National Fuel Gas Co.	29,700	1,447,875
NICOR, Inc.	74,400	2,427,300
Williams Cos., Inc.	353,100	14,719,856
		$ 59,906,069
Total U.S. Stocks		$262,833,082
Foreign Stocks — 21.7%		
Argentina — 0.1%		
IMPSAT Fiber Networks, Inc. (Telecommunications)*	35,360	$ 592,280
Australia — 0.7%		
Cable & Wireless Optus Ltd. (Telecommunications)	1,203,200	$ 3,581,980
Bermuda — 0.7%		
FLAG Telecom Holdings Ltd. (Telecommunications)*	31,730	$ 471,984
Global Crossing Ltd. (Telecommunications)*	122,700	3,228,543
		$ 3,700,527
Brazil — 1.2%		
Celular CRT Participacoes, Preferred (Telecommunications) . .	1,556	$ 681,819
Companhia Electricas est Rio de Janeiro (Utilities — Electric)*	2,520,100	978,408
Companhia Riogrand Telecomunicacoes, Preferred "A" (Utilities — Telephone)	1,556	526,468
Espirito Santo Centrais Eletricas S.A. (Utilities — Electric)	5,400	164,755
Tele Centro Oeste Celular Participacoes S.A., ADR (Telecommunications)	42,500	510,000
Tele Centro Sul Participacoes S.A., ADR (Telecommunications)*	11,600	847,525
Telecomunicacoes de Sao Paulo S.A. (Telecommunications)*	91,500	2,534,607
		$ 6,243,582
Canada — 3.8%		
AT&T Canada, Inc. (Telecommunications)*	44,400	$ 1,473,525
BCE, Inc. (Telecommunications) . . .	115,800	2,757,488
Nortel Networks Corp. (Telecommunications)	181,849	12,411,194
Telesystem International Wireless, Inc. (Telecommunications)*	138,100	2,554,850
		$ 19,197,057

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
Finland — 0.5%		
Sonera Oyj (Telecommunications) . .	49,500	$ 2,256,317
France — 0.6%		
Vivendi S.A. (Business Services) . .	36,400	$ 3,212,401
Hong Kong — 0.5%		
China Telecom Ltd. (Telecommunications)	264,000	$ 2,328,416
Hungary — 0.7%		
Magyar Tavkozlesi Rt., ADR (Telecommunications)*	98,600	$ 3,395,538
Israel — 0.4%		
Partner Communications Co. Ltd., ADR (Cellular Telephones)*	207,950	$ 1,975,525
Italy — 0.6%		
Telecom Italia S.p.A. (Telecommunications)	236,100	$ 3,245,488
Japan — 1.6%		
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	216	$ 2,871,041
NTT Mobile Communications Network, Inc. (Telecommunications)	99	2,678,450
Tokyo Gas Co. Ltd. (Gas)	878,000	2,466,478
		$ 8,015,969
Mexico — 1.8%		
Grupo Iusacell S.A. de C.V., ADR (Telecommunications)*	188,060	$ 2,938,438
Telefonos de Mexico S.A., ADR (Utilities — Telephone)	106,610	6,090,096
		$ 9,028,534
Netherlands — 1.9%		
Completel Europe N.V. (Telecommunications)*	131,650	$ 1,633,750
Completel Europe N.V. (Telecommunications)*	36,880	368,800
KPNQwest N.V. (Internet)*	24,700	971,439
Libertel N.V. (Cellular Telecommunications)*	134,100	2,041,790
United Pan-Europe Communications N.V. (Telecommunications and Cable)*	98,500	2,575,430
Versatel Telecommunications N.V. (Telecommunications)*	54,250	2,278,631
		$ 9,869,840
Spain — 3.4%		
Endesa S.A., ADR (Utilities — Electric)	215,200	$ 4,168,174
Telefonica de Espana S.A., ADR (Telecommunications)	113,724	7,285,444
Telefonica S.A. (Telecommunications)*	72,400	1,555,043
Union Electrica Fenosa S.A. (Utilities — Electric)	225,800	4,084,648
		$17,093,309
Sweden — 0.3%		
Tele1 Europe Holdings AB (Telecommunications)*	135,180	$ 1,656,204
Tele1 Europe Holdings AB, ADR (Telecommunications)*	6,800	82,025
		$ 1,738,229

Issuer	Shares	Value
Foreign Stocks — continued		
United Kingdom — 2.9%		
Cable & Wireless Communications PLC, ADR (Telecommunications)*	206,732	$ 3,499,146
Energis PLC (Telecommunications)*	73,300	2,747,449
Independent Energy Holdings PLC, ADR (Utilities — Electric)	60,200	500,412
Vodafone AirTouch PLC (Telecommunications)*	1,983,748	8,011,652
		$ 14,758,659
Total Foreign Stocks		$110,233,651
Total Stocks (Identified Cost, $366,044,094)		$373,066,733

Bonds — 5.6%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 5.1%		
Banks and Credit Companies — 0.4%		
Beaver Valley Funding Corp. II, 9s, 2017	$ 250	$ 254,943
Midamerican Funding LLC, 5.85s, 2001	874	864,533
Midamerican Funding LLC, 6.927s, 2029	280	233,033
Midland Funding Corp., 10.33s, 2002	409	417,391
		$ 1,769,900
Energy — 0.1%		
Ocean Energy, Inc., 8.875s, 2007 . .	210	$ 208,950
Financial Institutions — 0.1%		
Salton Sea Funding Corp., 7.84s, 2010	500	$ 488,200
Financial Services — 0.3%		
Bellsouth Capital Funding Corp., 7.75s, 2010	396	$ 396,016
General Electric Capital Corp., 7.375s, 2010	886	896,685
Sprint Capital Corp., 6.9s, 2019 . . .	320	284,531
		$ 1,577,232
Insurance		
GE Global Insurance Holdings Corp., 7.75s, 2030	179	$ 177,924
Oil Services		
Valero Energy Corp., 8.75s, 2030 . .	162	$ 165,450
Telecommunications — 0.6%		
Intermedia Communications, Inc., 12.25s, 2009	3,075	$ 1,814,250
Sprint Capital Corp., 7.625s, 2002 .	350	349,752
Sprint Spectrum LP, 11s, 2006	372	407,016
Telecomunicaciones de Puerto Rico, Inc., 6.65s, 2006	72	68,133
Telecomunicaciones de Puerto Rico, Inc., 6.8s, 2009	175	162,069
TXU Eastern Funding Co., 6.75s, 2009	362	324,602
		$ 3,125,822
U.S. Federal Agencies — 0.3%		
Federal Home Loan Mortgage Corporation		
Federal Home Loan Mortgage Corp., 5s, 2004.	155	$ 145,191
Federal National Mortgage Association — 0.3%		
FNMA, 7s, 2029	504	$ 486,476
FNMA, 7.125s, 2010.	507	508,982

Portfolio of Investments (Unaudited) — continued

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Federal National Mortgage Association — continued		
FNMA, 7.25s, 2010	$ 454	$ 458,572
		$ 1,454,030
Total U.S. Federal Agencies.		$ 1,599,221
U.S. Government Guaranteed — 2.9%		
Government National Mortgage Association — 0.5%		
GNMA, 7s, 2027 – 2028	394	$ 382,732
GNMA, 7.5s, 2025 – 2028	1,381	1,371,091
GNMA, 8s, 2025 – 2030	943	953,805
		$ 2,707,628
U.S. Treasury Obligations — 2.4%		
U.S. Treasury Bonds, 0s, 2023	8,071	$ 2,041,801
U.S. Treasury Bonds, 6.125s, 2029 .	733	740,330
U.S. Treasury Bonds, 10.375s, 2009	7,860	9,000,958
U.S. Treasury Notes, 6.5s, 2010 . . .	239	247,179
		$ 12,030,268
Total U.S. Government Guaranteed		$ 14,737,896
Utilities — Electric — 0.7%		
CMS Panhandle Holding Co., 6.5s, 2009	300	$ 271,008
Connecticut Light & Power Co., 8.59s, 2003	250	248,260
Detroit Edison Co., 7.5s, 2005	932	937,729
Illinois Power Special Purpose Trust, 5.26s, 2003	412	407,680
Niagara Mohawk Power Corp., 7.75s, 2006	565	563,322
Niagara Mohawk Power Corp., 8.77s, 2018	356	356,000
NRG Energy South Central, 8.962s, 2016	181	181,634
NSTAR Co., 8s, 2010	557	559,701
		$ 3,525,334
Utilities — Gas		
Columbia Gas Systems, Inc., 6.39s, 2000	195	$ 193,978
Total U.S. Bonds		$ 27,569,907
Foreign Bonds — 0.2%		
Canada — 0.1%		
Gulf Canada Resources Ltd., 9.25s, 2004 (Oils)	250	$ 251,048
Netherlands — 0.1%		
Completel Europe N.V., 0s to 2004, 14s to 2009 (Telecommunications)	744	$ 357,120
Deutsche Telekom International (Telecommunications), 8s, 2010 .	264	266,315
		$ 623,435
Total Foreign Bonds		$ 874,483
Total Bonds (Identified Cost, $28,957,169)		$ 28,444,390

Issuer	Shares	Value
Convertible Preferred Stocks — 9.5%		
U.S. Stocks — 7.8%		
Oils — 1.0%		
Coastal Corp., 6.625%	139,500	$ 4,882,500
Telecommunications — 3.7%		
Cox Communications, Inc., 0.25% .	36,300	$ 2,130,810
Cox Communications, Inc., 7.00% .	39,000	2,396,062
Cox Communications, Inc., 7.75% .	36,700	4,041,771
DECS Trust VI, 6.25%	27,700	1,900,913
MGC Communications, Inc., 7.25% .	59,700	3,160,518
Nextlink Communications, Inc., 6.50%	7,100	1,220,313
UnitedGlobalCom, Inc., "C", 7.00% .	12,600	757,575
UnitedGlobalCom, Inc., "D", 7.00% .	28,710	1,277,595
UnitedGlobalCom, Inc., 7.00%## . .	36,000	2,164,500
		$ 19,050,057
Utilities — Electric — 3.1%		
AES Trust III, 6.75%	70,200	$ 5,071,950
AES Trust VII, 6.00%	48,600	2,873,475
Calpine Capital Trust, 5.75%*	35,000	4,178,125
CMS Energy Corp., 8.75%	122,900	3,441,200
		$ 15,564,750
Total U.S. Stocks		$ 39,497,307
Foreign Stocks — 1.7%		
Bermuda — 1.7%		
Global Crossing Ltd., 6.75% (Telecommunications)	14,000	$ 3,069,500
Global Crossing Ltd., 7.00% (Telecommunications)##	21,600	3,920,400
Global Crossing Ltd., 7.00% (Telecommunications)	9,900	1,764,675
		$ 8,754,575
Total Foreign Stocks		$ 8,754,575
Total Convertible Preferred Stocks (Identified Cost, $43,431,908)		$ 48,251,882

Issuer	Principal Amount (000 Omitted)	Value
Convertible Bonds — 3.2%		
U.S. Bonds — 2.7%		
Energy — 0.3%		
Alliant Energy Resources, Inc., 7.25s to 2003, 0s to 2030	$ 25	$ 1,704,300
Financial Institutions — 1.2%		
ADT Operations, Inc., 0s, 2010* . . .	2,498	$ 6,282,470
Financial Services — 0.4%		
Bell Atlantic Financial Services, Inc., 4.25s, 2005##	1,520	$ 1,846,800
Telecommunications — 0.8%		
Liberty Media Group, 4s, 2029## . .	1,420	$ 2,044,800
NTL, Inc., 5.75s, 2009##	2,510	1,970,350
		$ 4,015,150
Total U.S. Bonds		$ 13,848,720
Foreign Bonds — 0.5%		
United Kingdom — 0.5%		
Telewest Finance Jersey Ltd., 6s, 2005 (Entertainment)##	2,591	$ 2,591,000
Total Convertible Bonds (Identified Cost, $15,342,478)		$ 16,439,720

Portfolio of Investments (Unaudited) — continued

Issuer	Principal Amount (000 Omitted)	Value
Short-Term Obligations — 7.0%		
Associates First Capital Corp., due 7/03/00	$20,000	$ 19,992,334
Federal Home Loan Mortgage Corp., due 7/03/00	4,528	4,526,347
Salomon Smith Barney Holdings, Inc., due 7/03/00	11,259	11,254,715
Total Short-Term Obligations, at Amortized Cost .		$ 35,773,396
Total Investments (Identified Cost, $489,549,045)		$501,976,121
Other Assets, Less Liabilities — 1.4%		6,958,389
Net Assets — 100.0%		$508,934,510

See portfolio footnotes and notes to financial statements.

Portfolio Footnotes:
*Non-income producing security.
##SEC Rule 144A restriction.
†Restricted security.

Statements of Assets and Liabilities (Unaudited) — June 30, 2000

	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sectors Series
Assets:				
Investments —				
Unaffiliated issuers, at cost	$1,745,690,429	$1,145,153,401	$387,386,085	$618,292,910
Unrealized appreciation	400,095,728	428,947,949	78,721,224	55,740,658
Total investments, at value	$2,145,786,157	$1,574,101,350	$466,107,309	$674,033,568
Investments of cash collateral for securities loaned, at identified cost and value	—	—	41,672,217	—
Cash	—	440,619	69,745	2,305,830
Foreign currency, at value (identified cost, $88, $0, $1,283,122 and $0, respectively)	92	—	1,277,355	—
Receivable for investments sold	47,304,457	31,054,805	9,016,595	28,377,132
Receivable for series shares sold	1,301,127	1,637,446	688,209	587,145
Interest and dividends receivable	499,633	296,470	515,977	184,550
Other assets	17,298	6,606	3,159	4,170
Total assets	$2,194,908,764	$1,607,537,296	$519,350,566	$705,492,395
Liabilities:				
Payable to custodian	$ 32,748	$ —	$ —	$ —
Payable for investments purchased	14,130,039	36,680,488	8,966,627	35,076,115
Payable for series shares reacquired	393,790	85,774	116,528	159,370
Collateral for securities loaned, at value	—	—	41,672,217	—
Payable to affiliates —				
Management fee	41,505	29,181	11,164	12,908
Administrative fee	1,105	741	222	319
Accrued expenses and other liabilities	148,764	105,530	94,778	78,754
Total liabilities	$ 14,747,861	$ 36,901,714	$ 50,861,536	$ 35,327,466
Net assets	$2,180,160,903	$1,570,635,582	$468,489,030	$670,164,929
Net assets consist of:				
Paid-in capital	$1,298,679,358	$ 901,284,072	$307,472,545	$468,127,320
Unrealized appreciation on investments and translation of assets and liabilities in foreign currencies	400,097,576	428,945,878	78,720,459	55,741,153
Accumulated undistributed net realized gain on investments and foreign currency transactions	476,493,765	241,704,818	79,210,473	146,426,321
Accumulated undistributed net investment income (loss)	4,890,204	(1,299,186)	3,085,553	(129,865)
Total	$2,180,160,903	$1,570,635,582	$468,489,030	$670,164,929
Shares of beneficial interest outstanding	43,736,903	44,076,930	22,204,409	17,120,028
Net asset value, offering price and redemption price per share (net assets ÷ shares of beneficial interest outstanding)	$49.85	$35.63	$21.10	$39.15

See notes to financial statements.

Statements of Assets and Liabilities (Unaudited) — June 30, 2000 — continued

	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
Assets:				
Investments —				
Unaffiliated issuers, at cost	$1,940,229,120	$1,049,229,131	$1,655,317,675	$489,549,045
Unrealized appreciation	263,541,748	253,383,147	34,920,824	12,427,076
Total investments, at value	$2,203,770,868	$1,302,612,278	$1,690,238,499	$501,976,121
Investments of cash collateral for securities loaned, at identified cost and value	—	60,042,345	—	43,577,167
Cash	40,781	7,676	409,332	—
Foreign currency, at value (identified cost, $2,407, $119, $0 and $0, respectively)	2,411	112	—	—
Receivable for investments sold	14,452,020	16,286,573	9,717,434	15,896,190
Receivable for series shares sold	910,517	519,439	420,864	377,947
Interest and dividends receivable	1,919,967	434,335	11,749,737	1,063,282
Other assets	17,231	9,517	22,768	1,987
Total assets	$2,221,113,795	$1,379,912,275	$1,712,558,634	$562,892,694
Liabilities:				
Payable to custodian	$ —	$ —	$ —	$ 8,147
Payable for investments purchased	12,099,533	6,853,929	16,216,542	10,242,518
Payable for series shares reacquired	615,871	264,359	516,396	66,141
Collateral for securities loaned, at value	—	60,042,345	—	43,577,167
Payable to affiliates —				
Management fee	33,095	24,642	30,795	10,036
Administrative fee	1,030	623	820	244
Accrued expenses and other liabilities	107,773	87,569	124,620	53,931
Total liabilities	$ 12,857,302	$ 67,273,467	$ 16,889,173	$ 53,958,184
Net assets	$2,208,256,493	$1,312,638,808	$1,695,669,461	$508,934,510
Net assets consist of:				
Paid-in capital	$1,810,664,627	$ 899,179,145	$1,601,951,732	$440,142,526
Unrealized appreciation on investments and translation of assets and liabilities in foreign currencies	263,543,055	253,386,272	34,935,407	12,429,634
Accumulated undistributed net realized gain on investments and foreign currency transactions	126,232,387	159,818,535	26,531,729	41,245,173
Accumulated undistributed net investment income	7,816,424	254,856	32,250,593	15,117,177
Total	$2,208,256,493	$1,312,638,808	$1,695,669,461	$508,934,510
Shares of beneficial interest outstanding	62,492,602	49,942,260	97,803,602	27,448,032
Net asset value, offering price and redemption price per share (net assets ÷ shares of beneficial interest outstanding)	$35.34	$26.28	$17.34	$18.54

See notes to financial statements.

MFS/Sun Life Series Trust

Statements of Operations (Unaudited) — Six Months Ended June 30, 2000

	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sectors Series
Net investment income (loss):				
Income —				
Interest	$ 1,085,007	$ 3,153,634	$ 758,954	$ 1,770,672
Dividends	11,810,635	1,084,844	4,857,216	835,421
Income on securities loaned	—	223,925	—	—
Foreign taxes withheld	(75,061)	(83,318)	(207,662)	(30,100)
Total investment income	$ 12,820,581	$ 4,379,085	$ 5,408,508	$ 2,575,993
Expenses —				
Management fee	$ 7,433,528	$ 5,286,102	$ 2,108,439	$ 2,488,407
Trustees' compensation	20,652	14,102	4,405	6,694
Administrative fee	162,712	121,001	38,043	56,997
Custodian fee	337,414	250,003	259,495	164,262
Printing	27,441	20,843	7,361	9,420
Auditing fees	14,820	15,050	20,000	14,750
Legal fees	1,275	—	83	485
Miscellaneous	60,572	11,906	850	25,718
Total expenses	$ 8,058,414	$ 5,719,007	$ 2,438,676	$ 2,766,733
Fees paid indirectly	(128,037)	(40,736)	(6,225)	(60,875)
Net expenses	$ 7,930,377	$ 5,678,271	$ 2,432,451	$ 2,705,858
Net investment income (loss)	$ 4,890,204	$ (1,299,186)	$ 2,976,057	$ (129,865)
Realized and unrealized gain (loss) on investments and foreign currency transactions:				
Realized gain (loss) (identified cost basis) —				
Investment transactions	$ 478,835,626	$ 246,467,648	$ 81,058,279	$ 149,536,955
Foreign currency transactions	71,140	(137,115)	(124,682)	33,751
Net realized gain on investments and foreign currency transactions	$ 478,906,766	$ 246,330,533	$ 80,933,597	$ 149,570,706
Change in unrealized appreciation (depreciation) —				
Investments	$(355,362,822)	$(272,244,145)	$(88,303,091)	$(204,085,692)
Translation of assets and liabilities in foreign currencies	1,330	(8,061)	17,286	(16,614)
Net unrealized loss on investments and foreign currency translation	$(355,361,552)	$(272,252,206)	$(88,285,805)	$(204,102,306)
Net realized and unrealized gain (loss) on investments and foreign currency	$ 123,545,214	$ (25,921,673)	$ (7,352,208)	$ (54,531,600)
Increase (decrease) in net asset from operations	$ 128,435,418	$ (27,220,859)	$ (4,376,151)	$ (54,661,465)

See notes to financial statements.

MFS/Sun Life Series Trust

Statements of Operations (Unaudited) — Six Months Ended June 30, 2000 — continued

	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
Net investment income (loss):				
Income —				
Interest	$ 2,254,956	$ 766,231	$ 27,613,036	$ 2,251,176
Dividends	12,078,585	4,266,998	10,637,192	14,752,998
Foreign taxes withheld	(164,510)	(90,039)	(162,447)	(62,182)
Total investment income	$ 14,169,031	$ 4,943,190	$ 38,087,781	$ 16,941,992
Expenses —				
Management fee	$ 5,947,099	$ 4,391,960	$ 5,700,279	$ 1,712,223
Trustees' compensation	21,839	12,168	18,366	3,981
Administrative fee	165,958	101,604	136,612	38,635
Custodian fee	247,865	185,311	209,336	115,717
Printing	32,624	17,164	27,077	7,291
Auditing fees	14,500	14,650	19,950	13,750
Legal fees	988	936	1,279	1,185
Miscellaneous	25,502	12,651	28,052	10,376
Total expenses	$ 6,456,375	$ 4,736,444	$ 6,140,951	$ 1,903,158
Fees paid indirectly	(104,560)	(31,963)	(40,757)	(9,368)
Net expenses	$ 6,351,815	$ 4,704,481	$ 6,100,194	$ 1,893,790
Net investment income	$ 7,817,216	$ 238,709	$ 31,987,587	$ 15,048,202
Realized and unrealized gain (loss) on investments:				
Realized gain (loss) (identified cost basis) —				
Investment transactions	$ 127,818,731	$161,602,324	$ 28,738,973	$ 42,214,311
Foreign currency transactions	(150,379)	(54,133)	12,936	(16,759)
Net realized gain on investments and foreign currency transactions	$ 127,668,352	$161,548,191	$ 28,751,909	$ 42,197,552
Change in unrealized appreciation (depreciation) —				
Investments	$(121,869,380)	$ (80,216,668)	$(17,838,833)	$(42,439,551)
Translation of assets and liabilities in foreign currencies	3,969	7,037	16,479	1,539
Net unrealized loss on investments and foreign currency translation	$(121,865,411)	$ (80,209,631)	$(17,822,354)	$(42,438,012)
Net realized and unrealized gain (loss) on investments and foreign currency	$ 5,802,941	$ 81,338,560	$ 10,929,555	$ (240,460)
Increase in net assets from operations	$ 13,620,157	$ 81,577,269	$ 42,917,142	$ 14,807,742

See notes to financial statements.

MFS/Sun Life Series Trust

Statements of Changes in Net Assets (Unaudited) — Six Months Ended June 30, 2000

	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sectors Series
Increase (decrease) in net assets:				
From operations —				
Net investment income (loss)	$ 4,890,204	$ (1,299,186)	$ 2,976,057	$ (129,865)
Net realized gain on investments and foreign currency transactions	478,906,766	246,330,533	80,933,597	149,570,706
Net unrealized loss on investments and foreign currency translation	(355,361,552)	(272,252,206)	(88,285,805)	(204,102,306)
Increase (decrease) in net assets from operations	$ 128,435,418	$ (27,220,859)	$ (4,376,151)	$ (54,661,465)
Distributions declared to shareholders —				
From net investment income	$ —	$ —	$ (192,135)	$ —
From net realized gain on investments and foreign currency transactions	(265,909,302)	(144,089,835)	(68,467,541)	(125,717,601)
Total distributions declared to shareholders	$ (265,909,302)	$ (144,089,835)	$ (68,659,676)	$(125,717,601)
Net increase in net assets from series share transactions	$ 196,060,273	$ 297,736,609	$ 89,771,959	$ 164,736,436
Total increase (decrease) in net assets	$ 58,586,389	$ 126,425,915	$ 16,736,132	$ (15,642,630)
Net assets —				
At beginning of period	2,121,574,514	1,444,209,667	451,752,898	685,807,559
At end of period	$2,180,160,903	$1,570,635,582	$468,489,030	$ 670,164,929
Accumulated undistributed net investment income (loss) included in net assets at end of period	$ 4,890,204	$ (1,299,186)	$ 3,085,553	$ (129,865)

	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
Increase (decrease) in net assets:				
From operations —				
Net investment income	$ 7,817,216	$ 238,709	$ 31,987,587	$ 15,048,202
Net realized gain on investments and foreign currency transactions	127,668,352	161,548,191	28,751,909	42,197,552
Net unrealized loss on investments and foreign currency translation	(121,865,411)	(80,209,631)	(17,822,354)	(42,438,012)
Increase in net assets from operations	$ 13,620,157	$ 81,577,269	$ 42,917,142	$ 14,807,742
Distributions declared to shareholders —				
From net investment income	$ (16,232,770)	$ (1,217,253)	$ (63,884,528)	$ (5,735,130)
From net realized gain on investments and foreign currency transactions	(145,331,882)	(132,063,019)	(109,493,705)	(42,384,961)
Total distributions declared to shareholders	$ (161,564,652)	$ (133,280,272)	$ (173,378,233)	$(48,120,091)
Net increase (decrease) in net assets from series share transactions	$ 120,417,811	$ 118,911,069	$ (53,815,022)	$133,345,987
Total increase (decrease) in net assets	$ (27,526,684)	$ 67,208,066	$ (184,276,113)	$100,033,638
Net assets —				
At beginning of period	2,235,783,177	1,245,430,742	1,879,945,574	408,900,872
At end of period	$2,208,256,493	$1,312,638,808	$1,695,669,461	$508,934,510
Accumulated undistributed net investment income included in net assets at end of period	$ 7,816,424	$ 254,856	$ 32,250,593	$ 15,117,176

See notes to financial statements.

MFS/Sun Life Series Trust

Statements of Changes in Net Assets — Year Ended December 31, 1999 — continued

Increase (decrease) in net assets:	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sectors Series
From operations —				
Net investment income (loss)	$ (2,542,532)	$ (1,502,051)	$ 487,756	$ 192,323
Net realized gain on investments and foreign currency transactions	267,994,055	144,862,843	67,907,607	123,065,073
Net unrealized gain on investments and foreign currency translation	262,957,456	467,335,259	112,145,288	185,565,400
Increase in net assets from operations	$ 528,408,979	$ 610,696,051	$180,540,651	$308,822,796
Distributions declared to shareholders —				
From net investment income	$ —	$ —	$ (603,473)	$ —
From net realized gain on investments and foreign currency transactions	(191,013,349)	(12,679,477)	(10,894,673)	—
Total distributions declared to shareholders	$ (191,013,349)	$ (12,679,477)	$ (11,498,146)	$ —
Net increase in net assets from series share transactions	$ 59,023,917	$ 109,941,907	$ 5,191,416	$ 12,193,687
Total increase in net assets	$ 396,419,547	$ 707,958,481	$174,233,921	$321,016,483
Net assets —				
At beginning of period	1,725,154,967	736,251,186	277,518,977	364,791,076
At end of period	$2,121,574,514	$1,444,209,667	$451,752,898	$685,807,559
Accumulated undistributed net investment income included in net assets at end of period	$ —	$ —	$ 301,631	$ —

Increase (decrease) in net assets:	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
From operations —				
Net investment income	$ 16,394,338	$ 1,498,179	$ 64,150,578	$ 5,841,436
Net realized gain on investments and foreign currency transactions	144,613,393	132,770,708	107,700,203	42,325,203
Net unrealized gain (loss) on investments and foreign currency translation	(14,562,920)	107,888,193	(117,839,037)	41,743,856
Increase in net assets from operations	$ 146,444,811	$ 242,157,080	$ 54,011,744	$ 89,910,495
Distributions declared to shareholders —				
From net investment income	$ (14,424,836)	$ (3,057,687)	$ (64,269,845)	$ (4,367,404)
From net realized gain on investments and foreign currency transactions	(138,450,704)	(32,300,619)	(223,361,985)	(26,554,259)
Total distributions declared to shareholders	$ (152,875,540)	$ (35,358,306)	$ (287,631,830)	$ (30,921,663)
Net increase in net assets from series share transactions	$ 389,485,805	$ 50,351,817	$ 171,454,987	$123,620,168
Total increase (decrease) in net assets	$ 383,055,076	$ 257,150,591	$ (62,165,099)	$182,609,000
Net assets —				
At beginning of period	1,852,728,101	988,280,151	1,942,110,673	226,291,872
At end of period	$2,235,783,177	$1,245,430,742	$1,879,945,574	$408,900,872
Accumulated undistributed net investment income included in net assets at end of period	$ 16,231,978	$ 1,233,400	$ 64,147,534	$ 5,804,105

See notes to financial statements.

Financial Highlights

Capital Appreciation Series

Per share data (for a share outstanding throughout each period):	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	1998	1997	1996	1995
Net asset value — beginning of period	$ 54.1158	$ 45.9348	$ 40.1392	$ 35.8316	$ 31.9878	$24.4076
Income (loss) from investment operations# —						
Net investment income (loss)	$ 0.1222	$ (0.0659)	$ (0.0962)	$ (0.0405)	$ (0.0200)	$ 0.0933
Net realized and unrealized gain on investments and foreign currency	2.5716	13.5257	11.0414	7.8691	6.7422	8.1619
Total from investment operations	$ 2.6938	$ 13.4598	$ 10.9452	$ 7.8286	$ 6.7222	$ 8.2552
Less distributions declared to shareholders —						
From net investment income	$ —	$ —	$ —	$ —	$ (0.0322)	$ (0.0568)
From net realized gain on investments and foreign currency transactions	(6.9624)	(5.3788)	(5.1496)	(3.5210)	(2.8462)	(0.6182)
Total distributions declared to shareholders	$ (6.9624)	$ (5.2788)	$ (5.1496)	$ (3.5210)	$ (2.8784)	$ (0.6750)
Net asset value — end of period	$ 49.8472	$ 54.1158	$ 45.9348	$ 40.1392	$ 35.8316	$31.9878
Total return‡	6.28%††	32.64%	28.70%	23.14%	21.48%	34.46%
Ratios (to average net assets)/Supplemental data:						
Expenses##	0.76%†	0.76%	0.77%	0.78%	0.80%	0.83%
Net investment income (loss)	0.46%†	(0.15)%	(0.23)%	(0.10)%	(0.05)%	0.32%
Portfolio turnover	71%	89%	79%	68%	67%	89%
Net assets at end of period (000 Omitted)	$2,180,161	$2,121,575	$1,725,155	$1,326,240	$1,061,631	$797,102

Emerging Growth Series

Per share data (for a share outstanding throughout each period):	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	1998	1997	1996	Period Ended December 31, 1995*
Net asset value — beginning of period	$ 40.2772	$ 23.2757	$18.0032	$14.8305	$12.6867	$10.0000
Income (loss) from investment operations# —						
Net investment income (loss)§	$ (0.0333)	$ (0.0448)	$ (0.0530)	$ (0.0551)	$ 0.0175	$ 0.0788
Net realized and unrealized gain (loss) on investments and foreign currency	(0.8811)	17.4370	6.0356	3.2968	2.1506	2.6079
Total from investment operations	$ (0.9144)	$ 17.3922	$ 5.9826	$ 3.2417	$ 2.1681	$ 2.6867
Less distributions declared to shareholders —						
From net investment income	$ —	$ —	$ —	$ (0.0098)	$ (0.0243)	$ —
From net realized gain on investments and foreign currency transactions	(3.7288)	(0.3907)	(0.7101)	(0.0592)	—	—
Total distributions declared to shareholders	$ (3.7288)	$ (0.3907)	$ (0.7101)	$ (0.0690)	$ (0.0243)	$ —
Net asset value — end of period	$ 35.6340	$ 40.2772	$23.2757	$18.0032	$14.8305	$12.6867
Total return‡	(1.66)%††	75.81%	33.88%	21.93%	17.15%	26.80%††
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.75%†	0.75%	0.78%	0.81%	0.70%	0.24%†
Net investment income (loss)	(0.17)%†	(0.17)%	(0.27)%	(0.33)%	0.12%	1.13%†
Portfolio turnover	101%	166%	80%	109%	88%	28%
Net assets at end of period (000 Omitted)	$1,570,636	$1,444,210	$736,251	$457,351	$250,826	$ 67,255

§The investment adviser voluntarily waived all or a portion of its fee for the Emerging Growth Series for the periods indicated. If the waiver had not been in place, the net investment income (loss) per share and the ratios would have been:

Net investment income (loss)	$(0.0406)	$0.0265
Ratios (to average net assets):		
Expenses##	0.84%	1.00%†
Net investment income (loss)	(0.02)%	0.38%†

*For the period from the commencement of the series' investment operations, May 1, 1995, through December 31, 1995.
†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect reductions from directed brokerage and certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

MFS/Sun Life Series Trust
Financial Highlights — continued

	Global Growth Series					
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31,				
		1999	1998	1997	1996	1995
Per share data (for a share outstanding throughout each period):						
Net asset value — beginning of period	$25.1623	$15.6555	$14.6844	$13.0338	$12.3464	$10.9425
Income (loss) from investment operations# —						
Net investment income	$ 0.1525	$ 0.0277	$ 0.0466	$ 0.0446	$ 0.0232	$ 0.0689
Net realized and unrealized gain (loss) on investments and foreign currency	(0.5459)	10.1515	2.0973	1.9245	1.5878	1.6388
Total from investment operations	$ (0.3934)	$10.1792	$ 2.1439	$ 1.9691	$ 1.6110	$ 1.7077
Less distributions declared to shareholders —						
From net investment income	$ (0.0103)	$ (0.0353)	$ (0.0565)	$ (0.0626)	$ (0.0886)	$ (0.1361)
From net realized gain on investments and foreign currency transactions	(3.6597)	(0.6371)	(1.1163)	(0.2559)	(0.8350)	(0.1677)
Total distributions declared to shareholders	$ (3.6700)	$ (0.6724)	$ (1.1728)	$ (0.3185)	$ (0.9236)	$ (0.3038)
Net asset value — end of period	$21.0989	$25.1623	$15.6555	$14.6844	$13.0338	$12.3464
Total return‡	(0.78)%††	67.25%	14.61%	15.32%	13.02%	16.06%
Ratios (to average net assets)/Supplemental data:						
Expenses##	1.04%†	1.01%	1.01%	1.02%	1.04%	1.07%
Net investment income	1.28%†	0.16%	0.31%	0.31%	0.18%	0.60%
Portfolio turnover	88%	163%	92%	105%	81%	162%
Net assets at end of period (000 Omitted)	$468,489	$451,753	$277,519	$252,402	$203,106	$146,388

	Managed Sectors Series					
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31,				
		1999	1998	1997	1996	1995
Per share data (for a share outstanding throughout each period):						
Net asset value — beginning of period	$52.4214	$28.2448	$29.1601	$26.2503	$25.4468	$19.8823
Income (loss) from investment operations# —						
Net investment income (loss)	$ (0.0090)	$ 0.0153	$ (0.0544)	$ (0.0597)	$ 0.0200	$ 0.0979
Net realized and unrealized gain (loss) on investments and foreign currency	(4.0057)	24.1613	3.7082	6.2302	4.2817	6.1880
Total from investment operations	$ (4.0147)	$24.1766	$ 3.6538	$ 6.1705	$ 4.3017	$ 6.2859
Less distributions declared to shareholders —						
From net investment income	$ —	$ —	$ —	$ (0.0201)	$ (0.0758)	$ (0.0542)
From net realized gain on investments and foreign currency transactions	(9.2553)	—	(4.5668)	(3.2406)	(3.4224)	(0.6672)
In excess of net realized gain on investments and foreign currency transactions	—	—	(0.0023)	—	—	—
Total distributions declared to shareholders	$ (9.2553)	$ —	$ (4.5691)	$ (3.2607)	$ (3.4982)	$ (0.7214)
Net asset value — end of period	$39.1514	$52.4214	$28.2448	$29.1601	$26.2503	$25.4468
Total return‡	(7.05)%††	85.62%	12.25%	25.63%	17.58%	32.29%
Ratios (to average net assets)/Supplemental data:						
Expenses##	0.79%†	0.79%	0.80%	0.82%	0.82%	0.84%
Net investment income (loss)	(0.04)%†	0.05%	(0.20)%	(0.21)%	0.09%	0.42%
Portfolio turnover	272%	415%	161%	103%	121%	113%
Net assets at end of period (000 Omitted)	$670,165	$685,808	$364,791	$340,627	$266,368	$194,351

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from directed brokerage and certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

MFS/Sun Life Series Trust
Financial Highlights — continued

Massachusetts Investors Trust Series

Per share data (for a share outstanding throughout each period):	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	1998	1997	1996	1995
Net asset value — beginning of period	$ 37.9486	$ 38.2476	$ 33.1489	$ 26.4978	$22.0182	$16.4563
Income from investment operations# —						
Net investment income	$ 0.1316	$ 0.2993	$ 0.3382	$ 0.3714	$ 0.4100	$ 0.4318
Net realized and unrealized gain on investments and foreign currency	0.0658	2.3798	7.3482	7.8153	5.0415	5.6172
Total from investment operations	$ 0.1974	$ 2.6791	$ 7.6864	$ 8.1867	$ 5.4515	$ 6.0490
Less distributions declared to shareholders —						
From net investment income	$ (0.2823)	$ (0.2810)	$ (0.2646)	$ (0.2854)	$(0.2936)	$(0.3037)
From net realized gain on investments and foreign currency transactions	(2.5274)	(2.6971)	(2.3231)	(1.2502)	(0.6783)	(0.1834)
Total distributions declared to shareholders	$ (2.8097)	$ (2.9781)	$ (2.5877)	$ (1.5356)	$(0.9719)	$(0.4871)
Net asset value — end of period	$ 35.3363	$ 37.9486	$ 38.2476	$ 33.1489	$26.4978	$22.0182
Total return‡	0.72%††	7.18%	23.85%	31.94%	25.41%	37.41%
Ratios (to average net assets)/Supplemental data:						
Expenses##	0.60%†	0.59%	0.59%	0.61%	0.61%	0.64%
Net investment income	0.73%†	0.81%	0.96%	1.23%	1.71%	2.25%
Portfolio turnover	46%	70%	61%	52%	51%	60%
Net assets at end of period (000 Omitted)	$2,208,256	$2,235,783	$1,852,728	$1,158,135	$571,008	$302,024

Research Series

Per share data (for a share outstanding throughout each period):	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	1998	1997	1996	1995
Net asset value — beginning of period	$ 27.6135	$ 23.0231	$19.4313	$16.5735	$13.5777	$ 9.8761
Income from investment operations# —						
Net investment income§	$ 0.0051	$ 0.0338	$ 0.0780	$ 0.0678	$ 0.0797	$ 0.1401
Net realized and unrealized gain on investments and foreign currency	1.6449	5.3711	4.4449	3.3159	3.1330	3.5651
Total from investment operations	$ 1.6500	$ 5.4049	$ 4.5229	$ 3.3837	$ 3.2127	$ 3.7052
Less distributions declared to shareholders —						
From net investment income	$ (0.0272)	$ (0.0704)	$(0.0477)	$(0.0387)	$(0.0328)	$(0.0036)
From net realized gain on investments and foreign currency transactions	(2.9532)	(0.7441)	(0.8834)	(0.4872)	(0.1841)	—
Total distributions declared to shareholders	$ (2.9804)	$ (0.8145)	$(0.9311)	$(0.5259)	$(0.2169)	$(0.0036)
Net asset value — end of period	$ 26.2831	$ 27.6135	$23.0231	$19.4313	$16.5735	$13.5777
Total return‡	6.57%††	24.14%	23.61%	20.86%	23.76%	37.50%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.75%†	0.75%	0.76%	0.79%	0.84%	0.58%
Net investment income	0.04%†	0.14%	0.37%	0.37%	0.52%	1.16%
Portfolio turnover	56%	94%	81%	79%	70%	81%
Net assets at end of period (000 Omitted)	$1,312,639	$1,245,431	$988,280	$670,302	$325,389	$ 71,828

§For the period indicated below, the investment adviser voluntarily waived a portion of its fee for the Research Series. If the waiver had not been in place, the net investment income per share and the ratios would have been:

Net investment income	$0.0954
Ratios (to average net assets):	
Expenses##	0.95%
Net investment income	0.79%

†Annualized.
††Not annualized.
 #Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from directed brokerage and or certain expense offset arrangements.
 ‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

Total Return Series

Per share data (for a share outstanding throughout each period):	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	1998	1997	1996	1995
Net asset value — beginning of period	$ 18.7593	$ 21.2635	$ 21.3173	$ 19.4397	$ 18.3848	$ 15.0862
Income from investment operations# —						
Net investment income	$ 0.3336	$ 0.6521	$ 0.7305	$ 0.7546	$ 0.7677	$ 0.7824
Net realized and unrealized gain on investments and foreign currency	0.1710	0.0373	1.6718	3.2409	1.6795	3.1527
Total from investment operations	$ 0.5046	$ 0.6894	$ 2.4023	$ 3.9955	$ 2.4472	$ 3.9351
Less distributions declared to shareholders —						
From net investment income	$ (0.7098)	$ (0.7136)	$ (0.6858)	$ (0.7234)	$ (0.7189)	$ (0.6365)
From net realized gain on investments and foreign currency transactions	(1.2166)	(2.4800)	(1.7703)	(1.3945)	(0.6734)	—
Total distributions declared to shareholders	$ (1.9264)	$ (3.1936)	$ (2.4561)	$ (2.1179)	$ (1.3923)	$ (0.6365)
Net asset value — end of period	$ 17.3375	$ 18.7593	$ 21.2635	$ 21.3173	$ 19.4397	$ 18.3848
Total return‡	2.83%††	2.84%	11.71%	21.98%	14.10%	26.71%
Ratios (to average net assets)/Supplemental data:						
Expenses##	0.71%†	0.69%	0.70%	0.71%	0.72%	0.76%
Net investment income	3.69%†	3.30%	3.47%	3.72%	4.15%	4.70%
Portfolio turnover	43%	113%	116%	113%	134%	108%
Net assets at end of period (000 Omitted)	$1,695,669	$1,879,946	$1,942,111	$1,696,108	$1,335,022	$1,099,887

Utilities Series

Per share data (for a share outstanding throughout each period):	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	1998	1997	1996	1995
Net asset value — beginning of period	$19.8406	$17.0828	$16.4093	$13.9874	$12.2598	$ 9.5209
Income from investment operations# —						
Net investment income§	$ 0.6414	$ 0.3452	$ 0.4394	$ 0.4576	$ 0.5322	$ 0.4918
Net realized and unrealized gain on investments and foreign currency	0.1138	4.5225	2.3048	3.6873	1.8548	2.5197
Total from investment operations	$ 0.7552	$ 4.8677	$ 2.7442	$ 4.1449	$ 2.3870	$ 3.0115
Less distributions declared to shareholders —						
From net investment income	$ (0.2448)	$ (0.2980)	$ (0.3070)	$ (0.4248)	$ (0.3160)	$ (0.2726)
From net realized gain on investments and foreign currency transactions	(1.8093)	(1.8119)	(1.7637)	(1.2982)	(0.3434)	—
Total distributions declared to shareholders	$ (2.0541)	$ (2.1099)	$ (2.0707)	$ (1.7230)	$ (0.6594)	$ (0.2726)
Net asset value — end of period	$18.5417	$19.8406	$17.0828	$16.4093	$13.9874	$12.2598
Total return‡	3.97%††	31.30%	17.54%	32.71%	20.37%	32.36%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.81%†	0.82%	0.86%	0.86%	0.88%	0.44%
Net investment income	6.39%†	2.01%	2.68%	3.15%	4.23%	4.62%
Portfolio turnover	62%	139%	148%	144%	131%	119%
Net assets at end of period (000 Omitted)	$508,935	$408,901	$226,292	$123,008	$ 70,680	$ 43,134

§The investment adviser voluntarily waived a portion of its fee for the Utilities Series for the period indicated below. If the waiver had not been in place, the net investment income per share and the ratios would have been:

Net investment income	$0.4375
Ratios (to average net assets):	
Expenses##	0.95%
Net investment income	4.12%

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from directed brokerage and certain offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

MFS/Sun Life Series Trust

Notes to Financial Statements (Unaudited)

(1) Business and Organization

The Trust is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company consisting of twenty-eight separate series (the series) of shares: Bond Series, Capital Appreciation Series*, Capital Opportunities Series, Emerging Growth Series*, Emerging Markets Series, Equity Income Series, Global Asset Allocation Series, Global Government Series, Global Growth Series*, Global Total Return Series, Government Securities Series, High Yield Series, International Growth Series, International Growth and Income Series, Managed Sectors Series*, Massachusetts Investors Growth Stock Series, Massachusetts Investors Trust Series*, Money Market Series, New Discovery Series, Research Series*, Research Growth and Income Series, Research International Series, Strategic Growth Series, Strategic Income Series, Technology Series, Total Return Series*, Utilities Series*, and Zero Coupon Series, 2000 Portfolio. All of these series are diversified except for the Global Asset Allocation Series, Global Government Series, Global Growth Series, Global Total Return Series, High Yield Series, Managed Sectors Series, Strategic Income Series, and Utilities Series, which are non-diversified as that term is defined in the Investment Company Act of 1940, as amended. The shares of each series are sold only to variable accounts established by Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York to fund benefits under variable contracts issued by such companies.

The series denoted with an asterisk above are included within these financial statements.

(2) Significant Accounting Policies

General — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The series can invest in foreign securities. Investments in foreign securities are vulnerable to the effects of changes in the relative values of the local currency and the U.S. dollar and to the effects of changes in each country's legal, political, and economic environment.

Investment Valuations — Equity securities listed on securities exchanges or reported through the NASDAQ system are reported at market value using last sale prices. Unlisted equity securities or listed equity securities for which last sale prices are not available are reported at market value using last quoted bid prices. Debt securities (other than short-term obligations which mature in 60 days or less), including listed issues and forward contracts, are valued on the basis of valuations furnished by dealers or by a pricing service with consideration to factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics, and other market data, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations, which mature in 60 days or less, are valued at amortized cost, which approximates market value. Non-U.S. dollar denominated short-term obligations are valued at amortized cost as calculated in the foreign currency and translated into U.S. dollars at the closing daily exchange rate. Securities for which there are no such quotations or valuations are valued in good faith, at fair value, by the Trustees.

Foreign Currency Translation — Investment valuations, other assets, and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates. Purchases and sales of foreign investments, income, and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions. Gains and losses attributable to foreign currency exchange rates on sales of securities are recorded for financial statement purposes as net realized gains and losses on investments. Gains and losses attributable to foreign exchange rate movements on income and expenses are recorded for financial statement purposes as foreign currency transaction gains and losses. That portion of both realized and unrealized gains and losses on investments that results from fluctuations in foreign currency exchange rates is not separately disclosed.

Security Loans — State Street Bank and Trust Company ("State Street") and Chase Manhattan Bank ("Chase"), as lending agents, may loan the securities of each series, with the exception of the Capital Appreciation Series and Managed Sectors Series, to certain qualified institutions (the "Borrowers") approved by each series. The loans are collateralized at all times by cash and/or U.S. Treasury securities in an amount at least equal to the market value of the securities loaned. State Street and Chase provide the series with indemnification against Borrower default. The series bears the risk of loss with respect to the investment of cash collateral.

Cash collateral is invested in short-term securities. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the series and the lending agents. On loans collateralized by U.S. Treasury securities, a fee is received from the Borrower, and is allocated between the series and the lending agents. Income from securities lending is included in interest income on the Statements of Operations. The dividend and interest income earned on the securities loaned is accounted for in the same manner as other dividend and interest income.

At June 30, 2000, the value of securities loaned and the collateral on these loans were as follows:

	Emerging Growth Series	Global Growth Series	Massachusetts Investors Trust Series
Value of securities loaned	$30,996,369	$43,881,448	$10,658,260
Collateralized by:			
U.S. Treasury securities	31,865,900	4,510,181	10,751,457
Cash	—	41,672,217	—

Notes to Financial Statements (Unaudited) — continued

	Research Series	Utilities Series
Value of Securities Loaned	$58,297,796	$42,034,426
Cash collateral	60,042,345	43,577,167

Cash collateral listed above was invested in the following short-term obligations:

	Global Growth Series		Research Series		Utilities Series	
Issuer	Shares	Identified Cost and Value	Shares/ Principal Amount	Amortized Cost and Value	Shares/ Principal Amount	Amortized Cost and Value
Navigator Securities Lending Prime Portfolio	41,672,217	$41,672,217	60,000,763	$60,000,763	36,850,253	$36,580,253
Salomon Smith, Barney Inc., 6.85%, due 7/3/00......			—	—	$ 3,000,000	3,000,000
Salomon Smith, Barney Inc., 7.13%, due 7/3/00			41,582	41,582	$ 3,996,914	3,996,914
Total amortized cost and value				$60,042,345		$43,577,167

Forward Foreign Currency Exchange Contracts — Certain series of the trust may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. The series may enter into forward contracts for hedging purposes as well as for non-hedging purposes. For hedging purposes, the series may enter into contracts to deliver or receive foreign currency it will receive from or require for its normal investment activities. The series may also use contracts in a manner intended to protect foreign currency-denominated securities from declines in value due to unfavorable exchange rate movements. For non-hedging purposes, the series may enter into contracts with the intent of changing the relative exposure of the series' portfolio of securities to different currencies to take advantage of anticipated changes. The forward foreign currency exchange contracts are adjusted by the daily exchange rate of the underlying currency and any gains or losses are recorded as unrealized until the contract settlement date. On contract settlement date, the gains or losses are recorded as realized gains or losses on foreign currency transactions.

Investment Transactions and Income — Investment transactions are recorded on the trade date. Interest income is recorded on the accrual basis. All discount is accreted for financial statement and tax reporting purposes as required by federal income tax regulations. Dividends received in cash are recorded on the ex-dividend date. Dividend and interest payments received in additional securities are recorded on the ex-dividend or ex-interest date in an amount equal to the value of the security on such date.

Fees Paid Indirectly — Each series' custody fee is reduced according to an arrangement that measures the value of cash deposited with the custodian by the series. During the period, each series' custodian fees were reduced under this arrangement as noted below. Each series has entered into a directed brokerage agreement, under which the broker will credit the series a portion of the commissions generated, to offset certain expenses of the series. During the period, the series' custodian fees were reduced under this agreement as noted below. These amounts are shown as a reduction of expenses on the Statements of Operations.

	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sector Series
Balance credits	$ 37,618	$20,507	$5,669	$16,109
Directed brokerage credits	90,419	20,229	556	44,766
Total	$128,037	$40,736	$6,225	$60,875

	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
Balance credits........................	$ 3,924	$ 6,657	$37,635	$7,967
Directed brokerage credits..............	100,636	25,306	3,122	1,401
Total	$104,560	$31,963	$40,757	$9,368

Tax Matters and Distributions — Each series' policy is to comply with the provisions of the Internal Revenue Code (the Code) applicable to regulated investment companies and to distribute to shareholders all of its net taxable income, including any net realized gain on investments. Accordingly, no provision for federal income or excise tax is provided.

Distributions to shareholders are recorded on the ex-dividend date. The series distinguishes between distributions on a tax basis and a financial reporting basis and only distributions in excess of tax basis earnings and profits are reported in the financial statements as distributions from paid-in capital. Differences in the recognition or classification of income between the financial statements and tax earnings and profits that result in temporary over-distributions for financial statement purposes are classified as distributions in excess of net investment income or net realized gains.

(3) Transactions with Affiliates

Investment Adviser — Each series has an investment advisory agreement with Massachusetts Financial Services Company (MFS), an indirect subsidiary of Sun Life Assurance Company of Canada (U.S.), to provide overall investment advisory and administrative services, and general office facilities. The management fee is computed daily and paid monthly at an annual rate based on a percentage of each series' average daily net assets. The agreement also provides that each series will be reimbursed for expenses in excess of the expense limitation indicated below, based on average net assets of each series. Management fees and expense limitations are as follows:

	Management Fees	Expense Limitations
Capital Appreciation Series	0.75%*	1.25%
Emerging Growth Series	0.75%*	N/A
Global Growth Series	0.90%	N/A
Managed Sectors Series	0.75%*	1.25%
Massachusetts Investors Trust Series	0.55%	1.25%
Research Series	0.75%*	N/A
Total Return Series	0.75%*	1.25%
Utilities Series	0.75%*	N/A

*The management fee for Capital Appreciation Series is 0.75% of the first $1 billion of average net assets, 0.675% of the average net assets of the next $500 million and 0.65% of the average net assets in excess of $1.5 billion. The management fee for the Emerging Growth Series, Managed Sectors Series, Research Series, Total Return Series and Utilities Series is 0.75% of the first $300 million of average net assets and 0.675% of the average net assets in excess of $300 million. The management fee for the Total Return Series is reduced to 0.60% of the average net assets in excess of $1 billion.

The trust pays no compensation directly to its Trustees or officers who are affiliated with MFS or Sun Life Assurance Company of Canada (U.S.), all of whom receive remuneration for their services to the trust from MFS or Sun Life Assurance Company of Canada. Certain officers and Trustees of the trust are officers or directors of MFS or Sun Life Assurance Company of Canada.

Administrator — The trust has an administrative services agreement with MFS to provide each series with certain financial, legal, shareholder servicing, compliance, and other administrative services. As a partial reimbursement for the cost of providing these services, each series incurs an administrative fee at the following annual percentages of the series' average daily net assets:

First $2 billion	0.0175%
Next $2.5 billion	0.0130%
Next $2.5 billion	0.0005%
In excess of $7 billion	0.0000%

Notes to Financial Statements (Unaudited) — continued

(4) Portfolio Securities

Purchases and sales of investments, other than purchased option transactions and short-term obligations, were as follows:

	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sectors Series
Purchases				
U.S. government securities	$ 16,022,883	$ —	$ —	$ 9,258,946
Investments (non-U.S. government securities)	$1,454,690,878	$1,563,255,685	$422,117,600	$1,730,630,213
Sales				
U.S. government securities	$ 5,364,625	$ —	$ —	$ 13,505,021
Investments (non-U.S. government securities)	$1,549,171,402	$1,438,034,573	$393,256,192	$1,736,703,222

	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
Purchases				
U.S. government securities	$ 25,589,435	$ 3,848,686	$300,337,675	$ 25,561,533
Investments (non-U.S. government securities)	$930,195,227	$690,044,331	$420,309,025	$327,201,952
Sales				
U.S. government securities	$ —	$ 300,120	$314,841,877	$ 19,685,143
Investments (non-U.S. government securities)	$965,095,063	$695,443,865	$616,864,178	$254,251,864

The cost and unrealized appreciation and depreciation in the value of the investments owned by each series, as computed on a federal income tax basis, are as follows:

	Capital Appreciation Series	Emerging Growth Series	Global Growth Series	Managed Sectors Series
Aggregate cost	$1,745,690,429	$1,145,153,401	$387,386,085	$618,292,910
Gross unrealized appreciation	$ 521,698,106	$ 475,657,532	$105,850,804	$ 72,051,116
Gross unrealized depreciation	(121,602,378)	(46,709,583)	(27,129,580)	(16,310,458)
Net unrealized appreciation	$ 400,095,728	$ 428,947,949	$ 78,721,224	$ 55,740,658

	Massachusetts Investors Trust Series	Research Series	Total Return Series	Utilities Series
Aggregate cost	$1,940,229,120	$1,049,229,131	$1,655,317,675	$489,549,045
Gross unrealized appreciation	$ 348,487,128	$ 304,413,971	$ 119,769,911	$ 52,995,173
Gross unrealized depreciation	(84,945,380)	(51,030,824)	(84,849,087)	(40,568,097)
Net unrealized appreciation	$ 263,541,748	$ 253,383,147	$ 34,920,824	$ 12,427,076

(5) Shares of Beneficial Interest

The trust's Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest. Transactions in series shares were as follows:

	Capital Appreciation Series				Emerging Growth Series			
	Six Months Ended June 30, 2000		Year Ended December 31, 1999		Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	4,080,548	$ 217,855,292	8,024,620	$ 358,451,759	6,083,259	$237,422,978	9,432,929	$ 248,645,971
Shares issued to shareholders in reinvestment of distributions	5,873,852	265,909,302	4,546,854	191,013,349	4,316,652	144,089,835	522,004	12,679,477
Shares reacquired	(5,421,870)	(287,704,321)	(10,923,762)	(490,441,191)	(2,179,718)	(83,776,204)	(5,729,940)	(151,383,541)
Net increase	4,532,530	$ 196,060,273	1,647,712	$ 59,023,917	8,220,193	$297,736,609	4,224,993	$ 109,941,907

	Global Growth Series				Managed Sectors Series			
	Six Months Ended June 30, 2000		Year Ended December 31, 1999		Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	2,450,132	$ 59,115,530	2,284,833	$ 41,021,343	2,146,637	$106,651,913	2,980,721	$104,644,010
Shares issued to shareholders in reinvestment of distributions	3,426,131	68,659,673	704,297	11,548,753	3,321,469	125,717,601	—	—
Shares reacquired	(1,625,424)	(38,003,244)	(2,762,363)	(47,378,680)	(1,430,658)	(67,633,078)	(2,813,473)	(92,450,323)
Net increase	4,250,839	$ 89,771,959	226,767	$ 5,191,416	4,037,448	$164,736,436	167,248	$ 12,193,687

Notes to Financial Statements (Unaudited) — continued

	Massachusetts Investors Trust Series				Research Series			
	Six Months Ended June 30, 20000		Year Ended December 31, 1999		Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	4,672,940	$ 169,324,810	13,463,473	$ 496,916,788	2,234,913	$ 60,606,745	6,272,326	$ 148,336,309
Shares issued to shareholders in reinvestment of distributions	4,689,830	161,564,652	4,121,746	152,875,540	5,348,325	133,280,272	1,522,097	35,358,306
Shares reacquired	(5,786,257)	(210,471,651)	(7,109,457)	(260,306,523)	(2,743,206)	(74,975,948)	(5,617,721)	(133,342,798)
Net increase	3,576,513	$ 120,417,811	10,475,762	$ 389,485,805	4,840,032	$118,911,069	2,176,702	$ 50,351,817

	Total Return Series				Utilities Series			
	Six Months Ended June 30, 20000		Year Ended December 31, 1999		Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	3,983,434	$ 72,143,976	13,008,731	$ 254,791,634	5,045,841	$102,072,642	7,687,866	$130,877,546
Shares issued to shareholders in reinvestment of distributions	10,127,233	173,378,233	14,903,204	287,631,830	2,638,163	48,120,091	1,909,924	30,921,663
Shares reacquired	(16,521,068)	(299,337,231)	(19,033,276)	(370,968,477)	(845,220)	(16,846,746)	(2,235,342)	(38,179,041)
Net increase (decrease)	(2,410,401)	$ (53,815,022)	8,878,659	$ 171,454,987	6,838,784	$133,345,987	7,362,448	$123,620,168

(6) Line of Credit

Each series and other affiliated funds participate in a $1.1 billion unsecured line of credit provided by a syndication of banks under a line of credit agreement. Borrowings may be made for temporary financing needs. Interest is charged to each series, based on its borrowings, at a rate equal to the bank's base rate. In addition, a commitment fee, based on the average daily unused portion of the line of credit, is allocated among the participating funds at the end of each quarter. The commitment fee allocated to each series for the six months ended June 30, 2000, were as follows:

	Commitment Fee
Capital Appreciation Series	$7,624
Emerging Growth Series	5,959
Global Growth Series	1,813
Managed Sectors Series	2,517
Massachusetts Investors Trust Series	7,872
Research Series	4,579
Total Return Series	5,650
Utilities Series	1,718

Each series had no significant borrowings during the period.

(7) Restricted Securities

Each series of the trust is restricted from investing more than a certain amount in securities which are subject to legal or contractual restrictions on resale. Such restrictions range from 0% to 15% of the series' net assets. At June 30, 2000, the Total Return Series owned the following restricted security, excluding securities issued under Rule 144A, constituting 0.03% of net assets which may not be publicly sold without registration under the Securities Act of 1933. Each series does not have the right to demand that such securities be registered. The value of these securities is determined by valuations furnished by dealers or by a pricing service, or if not available, in good faith, at fair value, by the Trustees.

Description	Date of Acquisition	Par Amount	Cost	Value
Merrill Lynch Mortgage Investors, Inc., 8.434s, 2022	6/22/94	$514,000	$356,266	$491,031

This MFS®/Sun Life Series Trust Semiannual Report is prepared for the general information of contract owners. It is authorized for distribution to prospective investors only when preceded or accompanied by the current prospectus.

SUN-3B 08/00 280.6M